Form 10-K405, Exhibit 13
period 1995-12-31
WOLOHAN LUMBER CO
filed 1996-03-27
CIK 108079

EXHIBIT 13


COMPANY PROFILE

     Wolohan Lumber Co., a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement and maintenance projects, provides service to both the consumer/do-it-yourself (DIY) customers and contractor (builders and remodelers) customers.

     Headquartered in Saginaw, Mich., the Company was founded in 1964 with three stores and has grown to 61 stores located in the Midwest.

     Each store provides the customer with a strong offering of quality materials (10,000 to 15,000 items) and competitive prices, with expert and personal service. The retail sales area for most stores ranges from 20,000 to 45,000 square feet with total under-roof storage area averaging about 59,000 square feet on about eight acres. Store locations provide convenient shopping and most are open seven days a week.

     The Company provides various profit-sharing programs for its eligible employees.

OUR PURPOSE

     Our purpose is to make the customer Number One, in our plans and in our actions. Our challenge is to provide the best value in products, service, quality and price that addresses our customers' needs. By making our customers Number One, they in turn will make Wolohan Lumber Co. Number One.

TABLE OF CONTENTS

1    Corporate News and Financial Highlights
2    Shareowners' Address
4    Common Stock Data
     Quarterly Summaries
5    Sales Mix
6    5-Year Performance
7    Management's Discussion and Analysis
10   Reports of Management and Auditors
11   Balance Sheets
12   Statements of Income
     Statements of Shareowners' Equity
13   Statements of Cash Flows
14   Notes to Financial Statements
19   Corporate Information
20   Customer Service Guarantees

CORPORATE NEWS HIGHLIGHTS

o The Company ended 1995 with a strong balance sheet highlighted by a sound liquidity position and a low debt ratio.

o Four underperforming stores were closed in 1995 and their assets redeployed.

o Capital expenditures of $ 11.2 million included the addition of five new stores, and the relocation of one store.

o The Company expanded programs related to the training and development of its associates.

o Scanning equipment was installed in 32 more stores, completing this technology upgrade for all stores.

o A major upgrade to the Company's computer and communication systems was initiated in 1995, with installation scheduled to be completed in late 1996.

o The Company continued its transformation to put maximum emphasis and resources on sales and marketing efforts to its target customers.

o The infrastructure to support project-related selling was further strengthened in 1995.

o The Company was profitable in a very challenging year and maintained its current dividend of 28 cents per share.


FINANCIAL HIGHLIGHTS
(In thousands, except per-share amounts, ratios and percentages)
                                                                                           1995            1994
                                                                                            vs              vs
                                               1995         1994          1993             1994            1993
                                               ----         ----          ----             ----            ----

For the Years Ended December 31
Net sales                                   $418,058      $448,840      $380,693              (7%)           18%
Gross profits                                 99,989       108,029        90,820              (7%)           19%
Income before income taxes                     6,498        18,268        12,558             (64%)           45%
Net income                                     3,735        11,062         8,484(1)          (66%)           30%
Per share:
  Net income                                     .53          1.55          1.19(1)          (66%)           30%
  Dividends                                      .28           .28           .28             --              --

Financial Position at Year End
Working capital                             $ 60,631      $ 64,767      $ 64,131              (6%)            1%
Total assets                                 162,440       171,047       166,467              (5%)            3%
Long-term debt                                26,674        30,035        33,503             (11%)          (10%)
Total liabilities                             58,084        66,836        71,379             (13%)           (6%)
Shareowners' equity                          104,356       104,211        95,088              --             10%
Book value per share                           14.93         14.58         13.31               2%            10%

Key Ratios and Percentages
Current ratio                                  2.9:1         2.8:1         2.7:1               4%             4%
Liquidity ratio                                .44:1         .61:1         .60:1             (28%)            2%
Gross profit margin                             23.9%         24.1%         23.9%             (1%)            1%
Pre-tax profit margin                            1.6%          4.1%          3.3%            (61%)           24%
Return on sales                                  0.9%          2.5%          2.2%            (64%)           14%
Return on average assets                         2.2%          6.4%          4.9%            (66%)           31%
Return on beginning shareowners' equity          3.6%         11.6%          9.6%            (69%)           21%

(1) Includes the cumulative effect of a change in the method of accounting for income taxes of $516,000, or 7 cents per share.

[ PHOTO ]

James L. Wolohan, Chairman of the Board, President and Chief Executive Officer


SHAREOWNERS'
ADDRESS

     As expected, 1995 was challenging and somewhat disappointing for our industry and for Wolohan Lumber. The challenges included:

o 12 percent fewer housing starts in the Midwest as compared with 1994.

o Sharply lower lumber prices (1995 lumber prices on average were 20-percent lower than 1994).

o Intense and growing competition from large chains and smaller regional chains.

o A sluggish economy which resulted in very poor consumer sales for the home-improvement sector of retailing.

     Within this environment, Wolohan Lumber was profitable in a year when many retailers in our industry incurred a loss and some went out of business. For 1995, Wolohan Lumber also made significant progress in a number of areas:

o Capital improvements totaled $11.2 million and included the addition of five new stores and the relocation of one store.

o Four underperforming stores were closed.

o Scanning equipment was installed in 32 more stores, completing this technology upgrade.

o We researched and committed to a new computer system that is much more marketing and sales oriented than our current system. Complete installation of this system is expected in late 1996.

o Our strong associate-training and communication program placing primary emphasis on sales, marketing and value-added services, was continued and enhanced.

     Sales in 1995 were $418,058,000, 7 percent below 1994. Consumer sales were off 8 percent and contractor sales declined 6 percent. On a comparable-store basis, 1995 sales declined 12 percent.

     Including expenses associated with four store closings, our 1995 net income was a disappointing $3,735,000, or 53 cents per share, a 66-percent decline from 1994 income of $11,062,000, or $1.55 per share. Excluding the costs of store closings, our net income was $5,642,000, or 80 cents per share.

     Despite the challenges of 1995, our balance sheet remains strong. Cash and equivalents totaled $13.9 million at year-end. Our modest debt level was reduced by $1 million from prior year-end. During 1995, 168,000 shares of common stock were purchased and retired at an average per-share price of $10.15. Year-end shareowners' equity of $104.4 million was 80 percent of invested capital.

     Because of our strong balance sheet, Wolohan Lumber was able to continue its efforts to reposition store assets, despite significant related costs. New stores were opened in Sault Ste. Marie and Prudenville, Mich. Three stores were acquired in the Michigan markets of Grawn, Empire and Marne. Pre-opening and acquisition costs related to these five stores were approximately $1.1 million. Part of our retailing discipline of managing corporate resources is also to liquidate and redeploy assets which do not have a reasonable prospect of earning an acceptable return. In 1995, we closed stores in New Philadelphia, Ohio; Richmond, Ind.; and Holland and Niles, Mich. Expenses and write-offs associated with the closing of these stores totaled $3.3 million.

     Executive management was significantly strengthened during 1995. David G. Honaman, previously vice-president-marketing and merchandising with 18 years of Company experience, was elected vice-president-administration and chief financial officer. Mark Hershberger, previously director of marketing with 23 years of Company experience, was appointed director of purchasing. Curtis J. LeMaster, with more than 25 years of industry experience, joined our Company as director of marketing. Each of these talented executives brings new vigor and energy to their respective areas of responsibility.

     Looking to 1996, we see many challenges and opportunities. First-quarter sales and profits have been negatively impacted by unusually harsh weather. However, we expect stronger demand for our products and services as spring approaches.

     Over the last year, the level of competition in our retail industry has increased greatly in the Midwest. We expect the size, strength and focus of competition to intensify further in 1996, as numerous large retail chains continue their Midwest expansion. There are too many stores competing for the available business. As a direct consequence, we expect significant consolidation in the number of retailers over the next few years. The poor-to-average operators either have been, or will be, forced out of business. At the same time, we also expect continued long-term growth in the demand for home construction, repair and improvement products.

     At Wolohan Lumber, our challenge is to become more knowledgeable of the expectations of our core customer base of homebuilders, remodeling contractors and project-oriented consumers. We intend to build on current areas of expertise and marketing strength and de-emphasize or eliminate products and programs which do not give us a competitive advantage. In this manner, we believe we can increase market share in key niche sectors where we have strong and growing core competencies.

     We have increased our focus on basic product lines such as wood products, building materials, millwork, kitchens and bathrooms. We have taken numerous steps to reduce selling, general and administrative tasks. Bar-code (UPC) scanning of products has been installed in virtually all our stores. We are expanding the training and development of our associates to create an associate team we can be certain is capable and highly motivated to meet and exceed the expectations of our customers. We are working with our suppliers to jointly eliminate unnecessary expenses in order to reduce the net landed cost of products purchased for our stores. We will continue to price our products to remain competitive everyday.

     During the first quarter of 1996, we opened a new store in Shelbyville, Ind., bringing our current store count to 62. We continue to look for attractive acquisitions of existing businesses within our Midwest markets.

     Each year brings with it the challenge for creativity and innovation, especially as it relates to efficiently meeting the demands of the changing marketplace. We look forward to the challenges and opportunities 1996 will bring, knowing that with the extraordinary dedication of our Wolohan team of associates, the counsel of our Board of Directors, and the continued support of our shareowners, we will make great strides toward stronger growth in sales and profitability for our Company.



/s/ James L. Wolohan
    James L. Wolohan, Chairman of
    the Board, President and Chief
    Executive Officer



[ PHOTO ]

William E. Stark, Vice President - Human Resources
David G. Honaman, Vice President - Administration and Chief Financial Officer Thomas M. Ostrander, Vice President - Operations


[ PHOTO ]

Mark H. Hershberger, Director - Purchasing
Curtis J. LeMaster, Director - Marketing

COMMON STOCK DATA

                                        Cash                                               Cash
                  Market Range        Dividends                        Market Range      Dividends
1995            High         Low      Declared       1994             High       Low     Declared
----            ----         ---      --------       ----             ----       ---     --------
First Qtr.     $16.25      $14.25       $0.07        First Qtr.      $18.00     $15.75     $0.07
Second Qtr.     15.50       11.25        0.07        Second Qtr.      17.50      13.75      0.07
Third Qtr.      12.75       11.00        0.07        Third Qtr.       17.50      13.75      0.07
Fourth Qtr.     11.50        8.75        0.07        Fourth Qtr.      18.50      14.50      0.07

Year 1995      $16.25       $8.75       $0.28        Year 1995       $18.50     $13.75     $0.28

     The Company's common stock trades on the Nasdaq Stock Market under the symbol WLHN. The approximate number of record holders of the Company's common stock at December 31, 1995 was 960.


QUARTERLY SUMMARIES
(Dollars in thousands, except per-share data)

1995                1st             2nd          3rd         4th         YEAR
----                ---             ---          ---         ---         ----

Net sales       $  75,417       $ 123,089    $ 122,638   $  96,914   $ 418,058
Cost of sales      57,318          93,820       93,831      73,100     318,069
Net income:
   Total             (737)          2,853        1,561          58       3,735
   Per share        (0.10)           0.40         0.22        0.01        0.53

1994                1st             2nd          3rd         4th         YEAR
----                ---             ---          ---         ---         ----

Net sales       $  76,528       $ 133,685    $ 132,624   $ 106,003   $ 448,840
Cost of sales      59,219         101,427      100,341      79,824     340,811
Net income:
   Total           (1,307)          4,705        4,909       2,755      11,062
   Per share        (0.18)           0.66         0.69        0.38        1.55

1993                1st             2nd          3rd         4th         YEAR
----                ---             ---          ---         ---         ----

Net sales       $  63,617       $ 103,601    $ 111,541   $ 101,934   $ 380,693
Cost of sales      46,762          75,922       85,807      81,382     289,873
Net income:
   Total              696(1)        4,355        3,144         289       8,484(1)
   Per share         0.10(1)         0.61         0.44        0.04        1.19(1)

(1) Includes the cumulative effect of a change in the method of accounting for income taxes of $516,000, or 7 cents per share.

SALES MIX

                             BY CUSTOMER SEGMENT
                            (DOLLARS IN THOUSANDS)

                                     1995        MIX       1994       MIX
                                     ----        ---       ----       ---
Consumer/DIY                       $201,596      48%    $218,376       49%
Contractor Builder and Remodeler    216,462      52%     230,464       51%
                                   --------     ---     --------      ---
Total Sales                        $418,058     100%    $448,840      100%
                                   ========     ===     ========      ===

     Project-oriented sales, such as doors and windows, kitchens and baths, decks, garages and storage buildings, are becoming the focus of the Company for its consumer/DIY customers. Knowledgeable sales associates are utilizing up-to-date displays, computerized drawings and special financing programs to enhance and improve the market share for this segment of the Company's sales.

     The Company will focus on selling more product to its large base of homebuilders and remodelers while it continues to expand its new customer commitments. In addition to offering an experienced and knowledgeable sales force, a solid credit program and a fleet of delivery trucks, the Company is beginning to provide computer design services, door and window assembly and panelization capabilities to increase its market share of builder and remodeler sales. These value-added services will help ensure continued growth in sales and customer satisfaction.


                              BY PRODUCT CATEGORY
                           (PERCENT OF TOTAL SALES)

                                       1995       1994
                                       ----       ----
Dimension Lumber                       14.4       17.0
Sheathing Plywood                      10.1       10.0
Other Forest Products                  12.5       11.8
Building Materials                     15.7       15.0
Hardware                                6.3        6.1
Home Decorations                        3.1        3.3
Millwork                               16.5       16.1
Kitchen Cabinets and Vanities           6.0        5.4
Plumbing, Heating and Electrical        8.0        8.2
Trusses and Components                  4.7        4.2
Seasonal                                2.7        2.9
                                      -----      -----
Total Sales                             100        100
                                      =====      =====

5-YEAR PERFORMANCE
(In thousands, except per-share amounts, ratios and percentages)

YEARS ENDED DECEMBER 31                        1995         1994        1993            1992          1991
-----------------------                        ----         ----        ----            ----          ----

Income Statistics
Net sales                                   $ 418,058    $ 448,840    $ 380,693      $ 343,938     $ 303,715
Cost of sales                                 318,069      340,811      289,873        254,462       222,099
Interest expense                                2,919        3,082        3,391          3,151         2,062
Income before income taxes                      6,498       18,268       12,558         16,810        14,812
Income taxes                                    2,763        7,206        4,074          6,282         5,487
Net income                                      3,735       11,062        8,484(1)      10,528         9,325
Net income per share                             0.53         1.55         1.19(1)        1.48          1.31
Cash dividends declared:
           Amount per share                      0.28         0.28         0.28           0.28          0.26
           Percent to net income                 53.2%        18.1%        23.6%          19.0%         20.0%
Average shares outstanding                      7,100        7,146        7,142          7,136         7,135

Balance Sheet Statistics
Current assets                              $  92,041    $ 100,871    $ 100,999      $ 101,027     $  79,506
Other assets                                    2,149        2,174        1,341          1,819         1,315
Properties (net)                               68,250       68,002       64,127         53,117        49,941
Total assets                                  162,440      171,047      166,467        155,963       130,762
Working capital                                60,631       64,767       64,131         71,641        54,077
Long-term debt                                 26,674       30,035       33,503         36,390        23,452
Deferred income taxes                            --            697        1,008          1,691         1,915
Total liabilities                              58,084       66,836       71,379         67,467        50,796
Shareowners' equity:
           Amount                             104,356      104,211       95,088         88,496        79,966
           Amount per share                     14.93        14.58        13.31          12.40         11.21

Key Operating Percentages
Gross profit margin                              23.9%        24.1%        23.9%          26.0%        26.9%
Pre-tax profit margin                             1.6%         4.1%         3.3%           4.9%         4.9%
Return on sales                                   0.9%         2.5%         2.2%           3.1%         3.1%
Return on average assets                          2.2%         6.4%         4.9%           6.8%         7.3%
Return on average working capital                 6.0%        17.2%        12.5%          16.7%        18.3%
Return on beginning shareowners' equity           3.6%        11.6%         9.6%          13.2%        12.9%
Return on average total invested capital          2.8%         8.4%         6.7%           9.2%         9.3%

Key Financial Ratios
Sales to average working capital                6.7:1        7.0:1        5.6:1          5.5:1         5.9:1
Sales to average shareowners' equity            4.0:1        4.5:1        4.1:1          4.1:1         4.0:1
Sales to average total invested capital         3.2:1        3.4:1        3.0:1          3.0:1         3.0:1
Current ratio                                   2.9:1        2.8:1        2.7:1          3.4:1         3.1:1
Quick ratio                                     1.3:1        1.3:1        1.3:1          2.2:1         1.7:1
Liquidity ratio                                 .44:1        .61:1        .60:1          1.5:1         1.1:1
Debt to total assets ratio                      .16:1        .18:1        .20:1          .23:1         .18:1
Capitalization ratio                            .20:1        .22:1        .26:1          .29:1         .23:1
Shareowners' equity to total assets ratio       .64:1        .61:1        .57:1          .57:1         .61:1
Inventory turnover                               5.89         5.73         5.54           5.47          6.06
Asset turnover                                   2.47         2.60         2.21           2.22          2.37

Stores
Number of stores                                   61           60           54             52            51

(1) Includes the cumulative effect of a change in the method of accounting for income taxes of $516,000 or 7 cents per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

      The decline in net income in 1995 (66 percent) from 1994 was due to lower sales, slightly lower margins and the effect of closing four stores, which resulted in $3.3 million of costs (before tax) and, thereby, reduced earnings per share by 27 cents. The improvement in net income in 1994 (30 percent) from 1993 was due to increased sales, a slight improvement in margins, a lower operating-expense ratio and a gain (9 cents per share) from selling a closed facility.

      Sales in 1995 declined 7 percent from 1994, the result of an 8-percent decrease in consumer/do-it-yourself (DIY) sales and a 6-percent reduction in contractor builder and remodeler sales. Sales in 1994 exceeded 1993's sales by 18 percent. Sales in 1995 were adversely affected by significantly lower average selling prices of lumber (approximately 20 percent less than 1994), which accounted for approximately one-half of the total sales decline from 1994. In addition, the consumer sales decline was due primarily to sluggish consumer spending and additional competition in our markets. Contractor builder and remodeler sales were negatively affected by fewer housing starts in the Midwest. Comparable-store consumer sales declined 15 percent in 1995 versus a 3-percent rise in 1994; comparable-store contractor sales decreased 8 percent in 1995 compared with an 18-percent improvement in 1994; and total comparable-store sales in 1995 decreased 12 percent after an 11-percent increase in 1994.

      The gross profit margin in 1995 was 23.9 percent, compared with 24.1 percent in 1994 and 23.9 percent in 1993. Increased competition kept pressure on margins in 1995 and was offset, in part, by deflation in the costs of forest products which lowered the LIFO provision compared to 1994. The LIFO provision was a credit of $1,713,000 in 1995, compared with charges of $1,269,000 and $3,956,000 in 1994 and 1993, respectively.

      The gross margin in 1995, excluding the provision for LIFO, was 23.5 percent versus 24.4 percent in 1994 and 24.9 percent in 1993.

      The Company uses the LIFO method of inventory valuation because it results in a more appropriate matching of current costs and current revenues. A number of the Company's competitors use the FIFO method. The following supplemental data is presented to illustrate the comparative effects of FIFO and LIFO accounting on the Company's results. Under FIFO accounting, net income would have been $1 million, or 14 cents per share lower for 1995; $.8 million, or 11 cents per share higher for 1994; and $2.5 million, or 35 cents per share higher for 1993. These supplemental FIFO earnings reflect the tax-effected LIFO charge for each year.

      Income from gains on sale of properties totaled $309,000 in 1995, compared with $1.26 million in 1994 and $323,000 in 1993. The gain recognized in 1994 was the result of the sale of a closed facility.

      Selling, general and administrative expenses (excluding store-closing costs) decreased 1 percent in 1995 from 1994, resulting in an expense factor of 19.4 percent in 1995 compared with 18.3 percent and 18.6 percent in 1994 and 1993, respectively. The higher expense factor in 1995 was due primarily to additional costs related to marketing efforts, higher bad-debt expense, expenses related to the upgrading of our computer technology and higher health-insurance expenses. Expenses related to new store openings and remodels were approximately $1.1 million in 1995, $2.3 million in 1994 and $1.8 million in 1993. The costs associated with the closing of four stores during 1995 approximated $3.3 million, primarily related to expensing portions of future lease payments on longer-term leases and the write-off of leasehold improvements.

      The decrease in interest expense in 1995 reflects the reductions made in long-term debt and lower average short-term borrowings compared with 1994. The Company had no short-term borrowings at year-end 1995.

      The increase in depreciation expense from year to year reflects the Company's capital expenditure program, which included five new stores in 1995, six in 1994 and three in 1993.

      The effective income tax rate (federal and state combined) was 42.5 percent in 1995, compared with 39.4 percent in 1994 and 36.6 percent in 1993. The increase in the effective tax rate in 1995 resulted primarily from an increase in the effective state rate from 5.6 percent to 10.5 percent.

FINANCIAL CONDITION-LIQUIDITY AND CAPITAL RESOURCES

      Cash and cash equivalents totaled $13.9 million at Dec. 31, 1995, compared with $22.1 million at Dec. 31, 1994, and $22.3 million at Dec. 31, 1993. Net cash provided by operating activities totaled $7 million in 1995, resulting primarily from net income plus depreciation, offset by a reduction in accounts payable and accrued expenses of $8 million (due in part to lower year-end inventory levels compared with Dec. 31, 1994). Major uses of cash were: (1) additions to properties of $11.2 million, (2) a $1 million reduction in long-term debt and (3) the purchase and retirement of 168,000 shares of common stock ($1.7 million).

      Working capital was $60.6 million at the end of 1995, compared with $64.8 million and $64.1 million at Dec. 31, 1994 and 1993, respectively. The Company expects that funds from operations and available lines of credit will be adequate to meet working capital needs and capital expenditures for 1996 (estimated to be $3.7 million).

      The Company has $50 million available in lines of credit arrangements for short-term debt. There were no borrowings under these arrangements at Dec. 31, 1995, 1994, and 1993.

      The total debt-to-asset ratio was lowered to .16:1 at Dec. 31, 1995 from .18:1 at Dec. 31, 1994 and .20:1 at Dec. 31, 1993.

      Capital expenditures totaled $11.2 million in 1995 and included: (1) the addition of five new stores, (2) the relocation of an existing store, (3) replacements and additions of equipment at existing stores, (4) hardware and software related to the major technology upgrade initiated in 1995 and (5) projects in-process at year-end, including the addition of one new store. Capital expenditures have totaled $60 million over the last five years.

      Invested capital (long-term debt and shareowners' equity) was 81 percent of total assets at Dec. 31, 1995 and 78 percent at Dec. 31, 1994, and 77 percent at Dec. 31, 1993.

      Shareowners' equity has been the principal financing factor over the years, accounting for 80 percent of invested capital at Dec. 31, 1995, compared with 78 percent at Dec. 31, 1994 and 74 percent at Dec. 31, 1993

EFFECT OF INFLATION

      The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

ENVIRONMENTAL

      The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance effects, in the opinion of management, compliance with the present environmental-protection laws will not have a material adverse effect on the financial condition of the Company.

OUTLOOK

      The Company enters 1996 with a strong balance sheet and looks forward to the challenges and opportunities of a changing marketplace. The Company is committed to expanding market share in both consumer and contractor sales with a strong customer-service focus, expanded marketing programs targeted at project customers, and a stronger emphasis on buying and distribution strategies to improve its competitive position. The Company will work aggressively to lower its operating-expense ratios by focusing on training and more-efficient systems. The Company will continue to build on its strengths in 1996 as it strives to increase sales and profitability.



GRAPH TITLE                           1991      1992      1993      1994      1995
-----------                           ----      ----      ----      ----      ----
SALES (in millions)                  303.7       344     380.7     448.8     418.1

NET INCOME (in millions)               9.3      10.5       8.5      11.1       3.7

EARNINGS PER SHARE (in dollars)       1.31      1.48      1.19      1.55      0.53

NET RETURN ON SALES %                  3.1       3.1       2.2       2.5       0.9

GROSS MARGIN %                        26.9        26      23.9      24.1      23.9

WORKING CAPITAL (in millions)         54.1      71.6      64.1      64.8      60.6

DEBT TO EQUITY RATIO %                  29%       41%       35%       29%       26%

SHAREOWNERS' EQUITY (in millions)       80      88.5      95.1     104.2     104.4

EQUITY PER SHARE in dollars          11.21      12.4     13.31     14.58     14.93

TOTAL ASSETS (in millions)           130.8       156     166.5       171     162.4

PROPERTIES (NET) (in millions)        49.9      53.1      64.1        68      68.3

EQUITY TO ASSET RATIO %               0.61      0.57      0.57      0.61      0.64

REPORTS OF MANAGEMENT AND AUDITORS

REPORT OF MANAGEMENT

The accompanying financial statements of Wolohan Lumber Co., together with the other financial information included in the Annual Report, were prepared by management.

The responsibility for the integrity of the financial statements, and other financial information included in this report, rests with management. The financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts which are based on our best estimates and judgments. The other financial information included herein is consistent with that in the financial statements.

Wolohan Lumber Co. maintains internal accounting-control systems that are designed to provide reasonable assurance that assets are safe-guarded from loss or unauthorized or illegal use and that transactions are executed and recorded in accordance with management authorization. There are limits inherent in all systems of internal control, based on the recognition that costs of such a system should not exceed the benefits to be derived. We believe the Company's system provides an appropriate balance.

The Board of Directors, through the Audit Committee of the Board, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with the independent auditors and representatives of management to ensure that each is discharging its responsibilities. To ensure complete independence, Ernst & Young LLP has full and free access to meet with the Audit Committee to discuss the results of their examination, the adequacy of internal controls, the quality of financial reporting, and other matters of mutual interest.

/s/ David G. Honaman
David G. Honaman
Vice President-Administration
and Chief Financial Officer

/s/ Edward J. Dean
Edward J. Dean
Corporate Controller

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Wolohan Lumber Co.

We have audited the accompanying balance sheets of Wolohan Lumber Co. as of December 31, 1995 and 1994, and the related statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolohan Lumber Co. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note D to the financial statements, in 1993 the Company changed its method of accounting for income taxes.

/s/ Ernst & Young LLP
Ernst & Young LLP
Detroit, Michigan
February 9, 1996

BALANCE SHEETS

                                                              December 31        December 31
                                                                 1995                1994
                                                              -----------        -----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 $  13,919,000       $  22,072,000
   Trade receivables, less allowances for doubtful
   accounts of  $862,000  ($935,000 in 1994)                    26,471,000          25,961,000

   Inventories -- at current cost                               61,375,000          64,555,000
   Reduction to LIFO cost                                      (12,836,000)        (14,549,000)
                                                             -------------       -------------
   Inventories at the lower of last-in, first-out cost
     or market - Note A                                         48,539,000          50,006,000
   Other current assets                                          3,112,000           2,832,000
                                                             -------------       -------------


                         TOTAL CURRENT ASSETS                   92,041,000         100,871,000

PROPERTIES - NOTE C
   Land                                                         10,104,000           9,681,000
   Land improvements                                            15,400,000          14,377,000
   Buildings                                                    52,665,000          49,736,000
   Equipment                                                    41,661,000          37,478,000
   Construction in progress                                        923,000           3,260,000
   Less allowances for depreciation                            (52,503,000)        (46,530,000)
                                                             -------------       -------------

                                                                68,250,000          68,002,000
OTHER ASSETS                                                     2,149,000           2,174,000
                                                             -------------       -------------


                                 TOTAL ASSETS                $ 162,440,000       $ 171,047,000
                                                             =============       =============


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable                                    $  15,258,000       $  21,789,000
   Employee compensation and accrued expenses                   11,810,000          12,345,000
   Current portion of long-term debt                             4,342,000           1,970,000
                                                             -------------       -------------

                    TOTAL CURRENT LIABILITIES                   31,410,000          36,104,000

LONG-TERM DEBT, less current portion - NOTE C                   26,674,000          30,035,000

DEFERRED INCOME TAXES                                               --                 697,000

SHAREOWNERS' EQUITY - NOTE B
   Common stock, $1 par value:
     Authorized - 20,000,000 shares
     Outstanding - 6,989,000 shares (7,146,000 in 1994)          6,989,000           7,146,000
   Additional capital                                           22,534,000          23,979,000
   Retained earnings                                            74,833,000          73,086,000
                                                             -------------       -------------
                    TOTAL SHAREOWNERS' EQUITY                  104,356,000         104,211,000
                                                             -------------       -------------
    TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                $ 162,440,000       $ 171,047,000
                                                             =============       =============
                         BOOK VALUE PER SHARE                $       14.93       $       14.58

See notes to financial statements.

STATEMENTS OF INCOME

                                                              Years Ended December 31
                                                          ---------------------------------
                                                          1995          1994           1993
                                                          ----          ----           ----

NET SALES                                            $418,058,000   $448,840,000   $380,693,000
Cost of sales                                         318,069,000    340,811,000    289,873,000
                                                     ------------   ------------   ------------
                                                       99,989,000    108,029,000     90,820,000
Interest and other income                               2,825,000      2,458,000      2,638,000
Gain on sale of properties                                309,000      1,260,000        323,000
                                                     ------------   ------------   ------------
                                                      103,123,000    111,747,000     93,781,000

OPERATING EXPENSES
Selling, general and administrative                    81,229,000     82,249,000     70,888,000
Store closing costs -- Note A                           3,317,000         --             --
Depreciation                                            9,160,000      8,148,000      6,944,000
Interest                                                2,919,000      3,082,000      3,391,000
                                                     ------------   ------------   ------------
                                                       96,625,000     93,479,000     81,223,000
                                                     ------------   ------------   ------------

Income before income taxes and cumulative
  effect of change in method of accounting
  for income taxes                                      6,498,000     18,268,000     12,558,000
Income taxes - Note D                                   2,763,000      7,206,000      4,590,000
                                                     ------------   ------------   ------------

Net income before accounting change                     3,735,000     11,062,000      7,968,000
Cumulative effect of change in method of
  accounting for income taxes - Note D                                                  516,000
                                                     ------------   ------------   ------------

NET INCOME                                           $  3,735,000   $ 11,062,000   $  8,484,000
                                                     ============   ============   ============

Average shares outstanding                              7,100,000      7,146,000      7,142,000

Earnings per share:

Income before cumulative effect of
  accounting change                                  $       0.53   $       1.55   $       1.12
Cumulative effect of accounting
  change                                                                                    .07
                                                     ------------   ------------   ------------

Net income per share                                 $       0.53   $       1.55   $       1.19
                                                     ============   ============   ============

See notes to financial statements.

STATEMENTS OF SHAREOWNERS' EQUITY

                                                      Common             Additional      Retained             Total
                                                       Stock              Capital        Earnings             Equity
                                                      ------             ----------      --------          ------------
BALANCES AT
JANUARY 1, 1993                                    $  7,136,000       $ 23,820,000       $ 57,540,000       $ 88,496,000
Net income for 1993                                                                         8,484,000          8,484,000
Cash dividends - $.28 per share                                                            (2,000,000)        (2,000,000)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                             6,000            102,000                               108,000
                                                   ------------       ------------       ------------       ------------

BALANCES AT
DECEMBER 31, 1993                                     7,142,000         23,922,000         64,024,000         95,088,000
Net income for 1994                                                                        11,062,000         11,062,000
Cash dividends - $.28 per share                                                            (2,000,000)        (2,000,000)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                             4,000             57,000                                61,000
                                                   ------------       ------------       ------------       ------------

BALANCES AT
DECEMBER 31, 1994                                     7,146,000         23,979,000         73,086,000        104,211,000
Net income for 1995                                                                         3,735,000          3,735,000
Cash dividends - $.28 per share                                                            (1,988,000)        (1,988,000)
Shares issued under Long-Term
  Incentive Plan, including
  related tax benefit                                    11,000             92,000                               103,000
Shares purchased and retired                           (168,000)        (1,537,000)                           (1,705,000)
                                                   ------------       ------------       ------------       ------------
BALANCES AT
DECEMBER 31, 1995                                  $  6,989,000       $ 22,534,000       $ 74,833,000       $104,356,000
                                                   ============       ============       ============       ============

See notes to financial statements.

STATEMENTS OF CASH FLOWS

                                                                                Years Ended December 31
                                                                         ------------------------------------
                                                                         1995           1994             1993
                                                                         ----           ----             ----
OPERATING ACTIVITIES

Net Income                                                          $  3,735,000    $ 11,062,000    $  8,484,000
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Cumulative effect of change in method of accounting
     for income taxes                                                                                   (516,000)
   Depreciation                                                        9,160,000       8,148,000       6,944,000
   Provision for losses on accounts receivable                           662,000         387,000         350,000
   Deferred income taxes (credit)                                     (1,009,000)       (332,000)       (192,000)
   Gain on sale of properties                                           (309,000)     (1,260,000)       (323,000)
   Loss on store closings                                              2,389,000
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                  (1,172,000)     (1,292,000)     (7,379,000)
     Decrease (increase) in other assets                                  54,000      (1,108,000)        274,000
     Decrease (increase) in inventories                                1,467,000       1,099,000     (15,492,000)
     Increase/(decrease) in accounts payable and accrued expenses     (7,962,000)        264,000       6,961,000
                                                                    ------------    ------------    ------------

         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES           7,015,000      16,968,000        (889,000)

INVESTING ACTIVITIES
Additions to properties                                              (11,157,000)    (14,441,000)    (18,580,000)
Proceeds from the sale of properties                                     671,000       3,678,000         949,000
                                                                    ------------    ------------    ------------

                       NET CASH USED IN INVESTING ACTIVITIES         (10,486,000)    (10,763,000)    (17,631,000)

FINANCING ACTIVITIES

Proceeds from credit lines and long-term debt borrowings              14,000,000      13,750,000      30,451,000
Payments on credit lines and long-term debt                          (14,989,000)    (18,186,000)    (32,797,000)
Dividends paid                                                        (1,988,000)     (2,000,000)     (2,000,000)
Purchases of common stock                                             (1,705,000)         --              --
                                                                    ------------    ------------    ------------


                       NET CASH USED IN FINANCING ACTIVITIES          (4,682,000)     (6,436,000)     (4,346,000)
                                                                    ------------    ------------    ------------


                       DECREASE IN CASH AND CASH EQUIVALENTS          (8,153,000)       (231,000)    (22,866,000)

Cash and cash equivalents at beginning of year                        22,072,000      22,303,000      45,169,000
                                                                    ------------    ------------    ------------

                    CASH AND CASH EQUIVALENTS AT END OF YEAR        $ 13,919,000    $ 22,072,000    $ 22,303,000
                                                                    ============    ============    ============


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


NOTE A -- SIGNIFICANT ACCOUNTING PRACTICES

ORGANIZATION. The Company is engaged in the retail sale of a full line of lumber and building materials and related items through a chain of 61 (60 in 1994) building supply stores located in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, and Wisconsin. The Company sells to contractor builders and remodelers and to the "do-it-yourself" market consisting principally of homeowners. The volume of residential construction can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of money market funds and short-term tax-exempt securities.

INVENTORIES. Inventories are stated at the lower of cost (last-in, first-out method) or market. Current cost exceeded the LIFO value of inventories by approximately $12,836,000 and $14,549,000 at December 31, 1995 and 1994,
respectively.

PROPERTIES. Properties are stated at cost. Depreciation, which includes amortization of assets recorded as capital leases, is provided on a straight-line basis over the estimated useful life of the property for financial reporting purposes and on different lives and methods as required for tax purposes.

STOCK BASED COMPENSATION. Periodically, the Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of the grant. The Company accounts for stock options grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for stock option grants.

START-UP EXPENSES. Expenses associated with the opening of new stores are charged against income as incurred.

EMPLOYEE BENEFIT PLANS. The Company has a 401(k) retirement savings and profit-sharing plan under which eligible employees may contribute up to 10 percent of their salaries. The Company matches 50 percent of the employee contribution up to a maximum of $400 per employee per year. In addition, the Company makes profit-sharing contributions to the plan annually at an amount based on a percentage of the Company's net profits or participants' annual compensation. Profit-sharing contributions approximated $525,000, $1,545,000, and $1,035,000 for 1995, 1994, and 1993 respectively and contributions to the 401(k) plan were approximately $414,000, $392,000, and $349,000 for 1995, 1994, and 1993
respectively.

  The Company maintains a defined-benefit health-care plan that provides postretirement medical benefits to full-time employees who meet certain age and service requirements at retirement. The plan is contributory with retiree contributions adjusted periodically, such that retirees pay the full projected costs of the health-care medical benefits provided by the plan.

STORE CLOSING COSTS. During 1995, the Company closed four stores. The costs associated with these closings, primarily related to expensing portions of future lease payments on longer term leases and the write-off of leasehold improvements, approximated $3.3 million.

ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $4,277,000, $4,412,000, and $4,192,000 in advertising costs during 1995, 1994, and 1993 respectively

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. In March 1995, the FASB issued Statement No, 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.



NOTE B - SHAREOWNERS' EQUITY AND RELATED MATTERS

     The Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after date of award. During 1995, 1,800 performance shares (19,800 shares in 1994 and 2,950 in 1993) were awarded, and at December 31, 1995, there were 93,800 performance shares awarded but unissued. Incentive stock options for 49,000 shares were granted during 1995 at an average exercise price of $9.95 per share (87,000 shares in 1994 at $14.38 per share). Options were outstanding at December 31, 1995 for 126,000 shares at exercise prices ranging from $9.25 to $14.50. All options expire 10 years after the date of grant. There are 356,000 shares reserved for future use under the plan.

     A stock option plan for non-employee directors was adopted during 1995. There are 50,000 shares reserved for future use under the plan.

     The assumed issuance of these performance-based incentive share awards and the assumed exercise of outstanding stock options would have an insignificant effect on earnings per share.

     Holders of common shares received a distribution of one right for each common share held on February 15, 1990. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 25 percent of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 10 percent or more by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareholders.
Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $180 at a price equal to 50 percent of the fair market value of the shares. The rights are nonvoting, may generally be redeemed by the Company at a price of 1 cent per right and expire on February 15, 2000. The
Company has reserved 6.6 million shares for this stock rights plan.

NOTE C - DEBT AND LEASE TRANSACTIONS

     Under line of credit arrangements for unsecured short-term borrowings with several banks, the Company has available up to $50 million. The interest rate pricing of the lines of credit is based upon a formula not to exceed the "prime rate" or an agreed-upon basis point spread over the "Term Fed Funds Rate" or bank's certificate of deposit rate. There are no commitment fees; however, a compensating balance is required for a portion of the total credit lines. These arrangements are reviewed annually for renewal. At December 31, 1995 and 1994, there were no borrowings outstanding under these arrangements. Long-term debt consisted of the following obligations:

                                           December 31    December 31
                                              1995            1994
                                           -----------    -----------

Unsecured notes to insurance company,
  due in annual installments ranging
  from $1,250,000 to $2,000,000 with
  the final payment in 2002. Interest
  is payable semi-annually at 8.99%        $10,500,000    $10,500,000

Unsecured notes to insurance company,
  due in annual installments ranging
  from $850,000 to $4,060,000 with
  the final payment in 2002. Interest
  is payable quarterly at 8.65%             13,600,000     14,450,000

Unsecured bank note, due in annual
  installments of $500,000, plus
  interest payable quarterly at a
  variable rate (8.50% at December 31,
  1995) with final payment in 1998           1,500,000      2,000,000

Industrial revenue bonds, payable in
  annual installments ranging from
  $140,000 to $160,000 with the final
  payment in 2001. Interest payable
  quarterly at 83% of the prime rate           880,000      1,020,000

Michigan Strategic Fund limited
  obligation revenue bonds, payable in
  1997. Interest varies weekly at
  prevailing market rates for similar
  tax exempt securities (average of
  2.64% for 1995) and is paid
  quarterly                                  3,300,000      3,300,000

Other                                        1,236,000        735,000
                                           -----------    -----------
                                            31,016,000     32,005,000
Less amount due in one year                  4,342,000      1,970,000
                                           -----------    -----------
                                           $26,674,000    $30,035,000
                                           ===========    ===========


     Properties at December 31, 1995, with a net carrying value of approximately $4,007,000, are pledged as collateral for the revenue bonds. Net properties also include approximately $734,000, relative to capital lease obligations. The capital leases generally transfer ownership of property to the Company at the end of the lease term.

     Maturities of long-term debt for each of the four years following 1996 approximate $6,790,000 in 1997; $2,740,000 in 1998; $3,680,000 in 1999; and
$4,310,000 in 2000. The Company made interest payments of $2,925,000 in 1995, $3,060,000 in 1994 and $3,429,000 in 1993.

     The Company leases certain facilities under various operating leases. The lease expense for such facilities totaled approximately $650,000 in 1995, $651,000 in 1994 and $544,000 in 1993. Future minimum lease payments for each of the next five years approximate $680,000 and aggregate $5,700,000 thereafter.

NOTE D - INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and December 31, 1994 are as follows:


                                                          1995        1994
                                                      ----------   ----------
Deferred tax liabilities:
     Tax over book depreciation                       $  594,000   $  700,000
     Other                                               395,000      361,000
                                                      ----------   ----------
          Total deferred tax liabilities                 989,000    1,061,000

Deferred tax assets:
     Compensation and employee benefits                  413,000      418,000
     Bad debts                                           336,000      374,000
     Inventory                                           255,000      194,000
     Store closings                                      943,000        --
     Other                                               141,000      166,000
                                                      ----------   ----------
          Total deferred tax assets                    2,088,000    1,152,000
                                                      ----------   ----------
          Net deferred tax assets                     $1,099,000   $   91,000
                                                      ==========   ==========

     The provisions for income taxes consist of:


                                           1995            1994          1993
                                        ----------      ----------    ----------
Current:
     Federal                            $2,605,000      $5,912,000    $3,643,000
     State                               1,167,000       1,626,000     1,139,000
Deferred federal and state credit       (1,009,000)       (332,000)     (192,000)
                                        ----------      ----------    ----------
                                        $2,763,000      $7,206,000    $4,590,000
                                        ==========      ==========    ==========



     A reconciliation of the income tax provision and the amount computed by applying the statutory federal income tax rate of 34% for 1995 and 35% for 1994 and 1993 to income before taxes, is as follows:

                                   1994           1994          1993
                                   ----           ----          ----

Computed amount                $ 2,209,000    $ 6,394,000    $ 4,395,000
State income taxes, net
  of federal income tax            681,000      1,031,000        725,000
Tax exempt investment income      (161,000)      (102,000)      (315,000)
Other                               34,000       (117,000)      (215,000)
                               -----------    -----------    -----------
                               $ 2,763,000    $ 7,206,000    $ 4,590,000
                               ===========    ===========    ===========

     The Company made income tax payments of $4,407,000 in 1995, $7,434,000 in 1994, and $5,435,000 in 1993. Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of Jan. 1, 1993 was to increase net income by $516,000.


NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

     The Company maintains cash and cash equivalents including bank money market funds and short-term tax exempt securities. Bank money market funds are on deposit with financial institutions located primarily in Michigan and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

     Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company's customer base. As of Dec. 31, 1995, the Company's receivables are primarily from customers in the residential construction industry.

CASH AND CASH EQUIVALENTS. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE. The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

LONG AND SHORT-TERM DEBT. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and fair values of the Company's financial instruments at Dec. 31 are as follows:

                                                   1995                          1994
                                         ----------------------         ---------------------
                                         Carrying         Fair          Carrying        Fair
                                          Amount          Value          Amount         Value
                                         --------         -----         --------        -----
Cash and cash equivalents               $13,919,000    $13,919,000    $22,072,000    $22,072,000
Accounts Receivable                      26,471,000     26,471,000     25,961,000     25,961,000
Accounts Payable                         15,258,000     15,258,000     21,789,000     21,789,000
Long-Term debt including current
   portion                               31,016,000     32,752,000     32,005,000     31,961,000

CORPORATE INFORMATION

ANNUAL MEETING

     The Annual Meeting of shareowners of Wolohan Lumber Co. will be held April 25, 1996, 2 p.m. at the Second National Bank Building, 101 N. Washington Avenue, Saginaw, Mich. You are cordially invited.


FORM 10-K

     Shareowners may obtain a copy of the Form 10-K annual report filed with the Securities and Exchange Commission (SEC) free of charge by writing to Mr. Edward J. Dean, Corporate Controller, Wolohan Lumber Co., P.O. Box 3235, Saginaw, Mich. 48605.

     There are no accounting differences between the financial statements presented in this annual report and those in the Form 10-K report but the Form 10-K report does provide certain supplemental information required by SEC regulations.


HEADQUARTERS

Wolohan Lumber Co. Administrative Offices
1740 Midland Road
P.O. Box 3235
Saginaw, Mich. 48605
(517) 793-4532


COMMON STOCK

Wolohan's common stock trades on The Nasdaq Stock Market under the symbol
WLHN.


TRANSFER AGENT

State Street Bank and Trust Company
c/o Boston EquiServe
P.O. Box 8200 - Boston, Mass. 02266-8200
1-800-426-5523


GENERAL COUNSEL

Dickinson, Wright, Moon, VanDusen & Freeman
800 First National Building - Detroit, Mich. 48226


AUDITORS

Ernst & Young LLP
One Detroit Center - Suite 1700
500 Woodward Avenue - Detroit, Mich. 48226

BOARD OF DIRECTORS

James L. Wolohan, 44                 Hugo E. Braun, Jr., 63
Chairman of the Board,               Partner, Braun Kendrick
President and Chief Executive        Finkbeiner,
Officer;                             Attorneys-at-Law;
Director since 1986                  Director since 1984

Richard V. Wolohan, 80               F.R. Lehman, 70
formerly Chairman of the             formerly Vice President of
Board;                               Dow Chemical U.S.A.,
Director since 1964                  General Manager of the
                                     Michigan Division;
David F. Wallace, 72                 Director since 1989
formerly Chairman of the
Board;                               Leo B. Corwin, 61
Director since 1980                  President, Txcor, Inc.;
                                     Director since 1992
Ervin E. Wardlow, 74
formerly President and a             Charles R. Weeks, 61
Director of K Mart Corp.;            Chairman and Chief
Director of Discount Auto            Executive Officer of
Parts Co.;                           Citizens Banking Corp.;
Director since 1981                  Director since 1996


COMMITTEES

Management Review                    Audit Committee
Committee
                                     Hugo E. Braun, Jr., Chairman
F.R. Lehman, Chairman                Leo B. Corwin
Hugo E. Braun, Jr.                   F.R. Lehman
Leo B. Corwin                        David F. Wallace
David F. Wallace                     Ervin E. Wardlow
Ervin E. Wardlow                     Charles R. Weeks
Charles R. Weeks                     Richard V. Wolohan
Richard V. Wolohan

                                     Compensation Committee

                                     F.R. Lehman, Chairman
                                     Hugo E. Braun, Jr.



OFFICERS

James L. Wolohan, 44                 James R. Krapohl, 50
Chairman of the Board,               Treasurer and
President and Chief Executive        Assistant Secretary
Officer
                                     Thomas M. Ostrander, 46
Edward J. Dean, 45                   Vice President - Operations
Corporate Controller
                                     William E. Stark, 47
David G. Honaman, 44                 Vice-President - Human
Vice President-Administration,       Resources
Secretary and Chief Financial
Officer

CUSTOMER SERVICE GUARANTEES

The cornerstone of our strategic plan is still the customer service mission. Our purpose is to assure that the customer remains Number One in our plans and in our actions.


     We provide a strong product offering and many special services to accommodate our customer. We back these products and services with satisfaction guarantees -- guarantees that we are proud to offer because we are committed to providing what our customers expect and deserve. These customer-satisfaction guarantees are found in every Wolohan store.


100-PERCENT SATISFACTION GUARANTEE

     In the unlikely event that you are not satisfied with your purchase, just bring it back along with your proof of purchase and we'll make it right with a product exchange or refund.


WE WON'T BE UNDERSOLD GUARANTEE

     Bring in any competitor's current advertising and Wolohan guarantees to match the advertised price on the same in-stock item.


30-DAY LOWER PRICE REFUND GUARANTEE

     If an item is advertised and sold by us at a lower price within 30 days of the date you purchased the item, we will honor the lower price and gladly refund the difference to you.


IN-STOCK GUARANTEE

     We advertise what we stock. In the event that unexpected demand exceeds our supply, we will give you a 5-percent discount and deliver the item free to your home or substitute a comparable item at the sale price.


     Our satisfaction guarantees are among the strongest in our industry. We want to make shopping at Wolohan Lumber a pleasant and rewarding experience and by guaranteeing satisfaction, we make the customer Number One.

Serving customers in 7
states through the
Midwest...

Michigan
24 Stores
               Wisconsin
               4 Stores
Ohio
12 Stores
               Illinois
               11 Stores
Indiana
8 Stores
               Missouri
               1 Store
Kentucky
1 Store