Form 10-K405, Exhibit 13
period 1996-12-28
WOLOHAN LUMBER CO
filed 1997-03-25
CIK 108079

EXHIBIT 13

Wolohan
Lumber Co.

1996
Annual
Report

IN RECOGNITION OF...

     Wolohan Lumber Co. recognizes the outstanding service of two former chairmen and presidents and extends our sincere thanks to these gentlemen who have done so much for our Company. 1996 was the last full year these men were active on the Board of Directors. This annual report is a tribute to them. All of us still working at Wolohan Lumber Co. are deeply appreciative of their contributions and are grateful for their legacy. We intend to be good stewards and build upon their solid foundation.


[ PHOTO ]

Dick Wolohan -- Dick Wolohan was the principal founder of Wolohan Lumber Co. He began his working career at age 16 at Charles Wolohan, Inc., his father's grain-storage and lumber business. In 1944, the Wolohan family purchased a grain elevator in Davison, Mich., which became Dick Wolohan's first full management responsibility. During the post-World War II housing market boom, Dick added lumber to the Davison business.

     In 1950, Charles Wolohan, Inc. merged with Wickes Corporation. A year later, Dick Wolohan was asked to join Wickes' Saginaw headquarters where he served as vice president and general manager of the Wickes Lumber Division and a member of the Wickes Corporation Board of Directors.

     In 1964, Dick Wolohan left Wickes to start Wolohan Lumber Co., opening three stores during that first year. Dick saw this Company grow from three small stores to a formidable chain of 62 stores. He served as president and chief executive officer of Wolohan Lumber Co. from 1964 to 1976. In 1976, he became chairman of the board. Dick ceded the responsibilities of chief executive officer to Dave Wallace in 1982 and chairman of the board in 1985. Dick retains a position on the board to date but plans to retire in early 1997. In 1986, Dick Wolohan was nationally recognized by his peers, when he was inducted into the Home Center Industry Hall of Fame. His faith in God, love of family and his ethics are the driving forces in his life and served as an excellent foundation upon which to build a business.


[ PHOTO ]

Dave Wallace -- Dave Wallace started his business career in 1949 working for Standard Oil Company. In 1963, Dave was introduced to the wood-products industry joining the Wickes Corporation. Leaving Wickes in 1974 with the title of senior vice president, he joined the Grossman's Division of Evans Products Company. Dave was vice president of Grossman's when through a nationwide search he was recruited to join Wolohan Lumber Co. in 1980.

     He joined Wolohan Lumber Co. as president, chief operating officer and a member of its Board of Directors. In 1980, the retail lumber and building material industry was in turmoil, due primarily to a severe housing recession. Dave faced an enormous challenge. As an innovative leader and with a strong sense of urgency, he built a highly effective team. This team took Wolohan Lumber to a number of successes, including recognition as Retailer of the Year in 1989 by the Building Supply News. He is a man of tremendous integrity, one of many characteristics that made him so compatible with Dick Wolohan. In 1982, Dave became chief executive officer. In addition to his title of president and chief executive officer, Dave became chairman of the board in 1985.

     During this period, a young talent was emerging as successor. With the help of Dave's mentorship, Jim Wolohan became president and chief operating officer in 1986. Dave ceded the title and responsibility of chief executive officer in 1987 and ultimately chairman in 1994. Dave retained a seat on Wolohan Lumber Co.'s Board until his retirement, late in 1996.


COMPANY PROFILE...

     Wolohan Lumber Co., a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement and maintenance projects, provides service to both the consumer/do-it-yourself (DIY) customers and contractor (builders and remodelers) customers.

     Headquartered in Saginaw, Mich., the Company was founded in 1964 with three stores and has grown to 62 stores in the Midwest. Each store provides the customer with a strong offering of quality materials (10,000 to 15,000 items) and competitive prices, with expert and personal service. The retail sales area for most stores ranges from 20,000 to 45,000 square feet with total under-roof storage area averaging about 52,000 square feet. Store locations provide convenient shopping and most are open seven days a week.

     The Company provides various profit-sharing programs for its eligible employees.

TABLE OF CONTENTS

1    Corporate and Financial Highlights
2    Shareowners' Address
4    Common Stock Data
     Quarterly Summaries
5    Sales Mix
6    5-Year Performance
7    Management's Discussion and Analysis
10   Reports of Management and Auditors
11   Balance Sheets
12   Statements of Income
     Statements of Shareowners' Equity
13   Statements of Cash Flows
14   Notes to Financial Statements
20   Corporate Information

CORPORATE HIGHLIGHTS

o Net income increased 65 percent from 1995 to $6.2 million.

o The Company ended 1996 with a strong balance sheet highlighted by a sound liquidity position and a low debt ratio.

o Capital expenditures of $6 million included the addition of three new stores.

o The Company expanded programs related to the training and development of its associates.

o The Company increased its ability to provide value-added services by making investments in boom trucks, door-assembly equipment and wall-panelization manufacturing.

o A major upgrade to the Company's computer and communication systems was completed in 1996.

o The Company continued its transformation to put maximum emphasis and resources on sales and marketing efforts to its target customers.

o The infrastructure to support project-related selling was further strengthened in 1996.

o Two underperforming stores were closed in 1996 and their assets redeployed.


FINANCIAL HIGHLIGHTS
(In thousands, except per-share amounts, ratios and percentages)
                                                                                     1996        1995
                                                                                      vs          vs
                                               1996         1995          1994       1995        1994
                                               ----         ----          ----       ----        ----
Income Statistics
Net sales                                   $430,358      $418,058      $448,840      + 3%        (7%)
Gross profits                                103,375        99,989       108,029      + 3%        (7%)
Income before income taxes                    10,511         6,498        18,268      +62%       (64%)
Net income                                     6,171         3,735        11,062      +65%       (66%)
Per share:
  Net income                                     .89           .53          1.55      +68%       (66%)
  Dividends                                      .28           .28           .28       --         --

Balance Sheet Statistics
Working capital                             $ 61,689      $ 60,631      $ 64,767      + 2%        (6%)
Total assets                                 162,709       162,440       171,047       --         (5%)
Long-term debt                                19,883        26,674        30,035      (25%)      (11%)
Total liabilities                             54,916        58,084        66,836       (5%)      (13%)
Shareowners' equity                          107,793       104,356       104,211      + 3%        --
Book value per share                           15.60         14.93         14.58      + 4%         2%

Key Ratios and Percentages
Current ratio                                  2.8:1         2.9:1         2.8:1       (3%)        4%
Liquidity ratio                                .44:1         .44:1         .61:1       --        (28%)
Gross profit margin                             24.0%         23.9%         24.1%      --         (1%)
Pre-tax profit margin                            2.4%          1.6%          4.1%     +50%       (61%)
Return on sales                                  1.4%          0.9%          2.5%     +56%       (64%)
Return on average assets                         3.7%          2.2%          6.4%     +68%       (66%)
Return on beginning shareowners' equity          5.9%          3.6%         11.6%     +64%       (69%)

[ PHOTO ]

James L. Wolohan, Chairman of the Board, President and Chief Executive Officer


SHAREOWNERS'
ADDRESS

     Wolohan Lumber had a good year in 1996, achieving $430.4 million in sales. This resulted in a 65-percent increase in net income. There were a number of opposing forces in the business environment that counteracted the effect of any single factor. Therefore, our performance in 1996 as a whole was based on our internal ability to execute.

     The general business climate was good. Inflation was low and consumer confidence was high. The U.S. economy enjoyed a year of slow but steady growth. Housing starts in the Midwest jumped 11 percent. The publication, Random Length, reported that the comparative composite lumber price, December 1996 to December 1995, was up 19 percent. These are all factors that foster prosperity.

     However, the retail lumber and building material industry is still navigating through some turbulent times. It is consolidating at a rapid pace. Predatory pricing exists in most of our markets and only the strong will survive the battle for market share. The weather for the first two quarters was unusually cold and wet, which slowed construction activity. Comparing December 1996 to December 1995, Random Length reported the composite structural panel price was down 12 percent. The volatility in wood fiber pricing we have seen over the last few years has made it more difficult for us to develop effective pricing strategies. Wood fiber sales are a larger percentage of our sales mix than they are for our national home center competitors. Consequently, the impact of the volatility of wood pricing means substantially more to us than it does to them. These factors tempered the positive aspects of the business environment.

     The net result was the business climate allowed a prudent, well-managed business to prosper in 1996. For the first six months of 1996, we were trailing 1995's results. Our performance over the last two quarters made the year a success, which bodes well for 1997. During the third quarter, Wolohan Lumber restructured the operations management to be more responsive to our customer base. We eliminated the Vice President of Operations position and added two regional managers. Reporting to the regional managers are five district managers. In addition, we took seven stores that had very different needs and put them under a Special Opportunities Manager. This restructuring greatly improves the supervision of stores by district and regional managers. In turn, this raised the level of accountability at our retail operations, and store performances improved. Our ability to communicate expectations and keep focused on our customers improved significantly.

     Wolohan Lumber is committed to being the premier building material supplier in the Midwest for single-family home builders, residential remodelers and building-project oriented consumers. We have invested considerable time and resources to distinguish ourselves as offering better value to these three target customer groups. We have established three regional trainer positions to help us develop the most knowledgeable sales staff in the industry. We have flattened our organizational structure to have the regional managers report directly to me. The officers of the Company are in our stores regularly, assisting customers, talking with associates and making sure our focus is on giving our customers good value. Our focus is being responsive to customers' needs and wants.

     To that end, in 1996 we added seven more door shops, two wall-panel facilities and a millwork shop.

We added 7 boom trucks and other pieces of equipment to better serve our customers. We added CAD deck design computers in 32 stores and now offer custom-designed floor plans for new home construction. This orientation to value-added services will continue where we see it as our niche.

     As we continued to see competitive pressures on gross margin, we vigilantly examined ways to reduce our costs both of overhead and inventory. We are an industry leader in automation: for example, using EDI transactions, wherever possible, is a huge boon to our productivity. In 1996 we installed a sophisticated computer system for inventory replenishment that will give us considerable help with inventory balance and eliminating stock outages. We are taking innovative steps to reduce our landed-cost of quality merchandise and improve inventory balance. This challenge has caused us to examine different channels of distribution.

     We are always looking for expansion opportunities primarily through acquisition. In 1996 we added stores in Shelbyville, Ind., and Fremont and Vassar, Mich. We closed stores that did not produce a reasonable return on our assets in Cape Girardeau, Mo., and Dayton, Ohio. We continue to serve the Dayton market with stores in Kettering and Vandalia.

     The momentum of the last two quarters of 1996 should propel us toward continued growth in 1997. We expect the business environment to stay about the same for the coming year. Areas of concern would include any downturn in consumer confidence or substantial increase in long-term interest rates. Other than the effect of those two factors, we expect housing starts and material sourcing to be about the same as 1996. Predatory pricing will become more severe and competition more intense in our markets. The real strengths we see in the coming year are the quality of our people, our plan and our ability to execute.

     1997 will be our first full year of management restructuring. This should give us greater adaptability and help us read and react more quickly in all 62 of our markets. We are consolidating our buying efforts to take advantage of volume buying incentives. Our buyers are taking a much more active role on the sell-through of the products they buy. Moreover, we are consistently focusing on providing the quality and type of material our three target customer groups desire. This tailoring of products and services to our target customer groups differentiates us in the marketplace. We are narrowing the breadth of our product lines and increasing the depth of our inventory. This process is reducing the number of vendors we have, resulting in two benefits: a stronger relationship with remaining suppliers and greater administrative efficiencies. Furthermore, with the help of sophisticated systems, we are customizing many more of our marketing efforts to meet the specific needs of each customer base and store.

     We are investing in our people. Wolohan Lumber is committed to becoming an employer of choice in each of our markets. Through management and our three regional trainers, we want each associate to view their Wolohan Lumber employment as a long-term relationship. Inculcated into our culture is the understanding that career advancement is a matter of demonstrating skills and abilities. Many members of our management team started by loading trucks or working the sales floor. Our continuing success is tied to attracting and retaining such associates.

     Wolohan Lumber has been in business for 33 years, and every year we have produced a profit. We have stores in very competitive markets with several, large national and regional home centers. We know the competition will become even more intense in 1997. Our challenge is to differentiate ourselves from our competition on the basis of our quality products, customer service and niche-marketing focus. This will only be accomplished through a strong, motivated associate team. That is why we focus so intensely on training and nurturing our people; they deliver the results. We have a very strong balance sheet. We have a capable management team enthusiastically prepared for expansion. We have the people, we have the financial resources, we have the plan, and given the opportunity, 1997 will be a year of continued growth for Wolohan Lumber Company.


/s/ James L. Wolohan
    James L. Wolohan, Chairman of
    the Board, President and Chief
    Executive Officer


[ PHOTO ]

Curtis J. LeMaster, Vice President - Marketing
William E. Stark, Vice President - Human Resources
David G. Honaman, Vice President - Administration and Chief Financial Officer Mark H. Hershberger, Director - Purchasing

COMMON STOCK DATA
                            1996                                 1995
                -------------------------------       ----------------------------
                                        Cash                               Cash
                  Market Range        Dividends        Market Range      Dividends
                High         Low      Declared        High       Low     Declared
                ----         ---      ---------       ----       ---     ---------
First Quarter   $10-1/4     $ 9-1/4      $ .07        $16-1/4    $14-1/4    $ .07
Second Quarter   11-1/8       9-5/8        .07         15-1/2     11-1/4      .07
Third Quarter    10-5/8       9-7/8        .07         12-3/4     11          .07
Fourth Quarter   13-1/8      10-5/8        .07         11-1/2      8-3/4      .07

Total Year       13-1/8       9-1/4      $ .28         16-1/4      8-3/4    $ .28

     The Company's common stock trades on the Nasdaq Stock Market under the symbol WLHN. The approximate number of record holders of the Company's common stock at December 28, 1996 was 920.


QUARTERLY SUMMARIES
(in thousands,
except per-share   First         Second        Third      Fourth        Total
amounts)          Quarter        Quarter      Quarter     Quarter       Year
                  -------        -------      -------     -------       -----
1996
----
Net sales       $  73,453       $ 119,193    $ 132,850(1) $ 104,862(1) $ 430,358
Cost of sales      17,784          29,794       31,222       24,575      103,375
Net income:
   Total           (1,570)          3,096        3,486        1,159(2)     6,171
   Per share          (22)            .44          .50          .17(2)       .89

1995
----
Net sales       $  75,417       $ 123,089    $ 122,638    $  96,914    $ 418,058
Cost of sales      18,099          29,269       28,807       23,814       99,989
Net income:
   Total             (737)          2,853        1,561           58        3,735
   Per share         (.10)            .40          .22          .01          .53

1994
----
Net sales       $  76,528       $ 133,685    $ 132,624    $ 106,003    $ 448,840
Cost of sales      17,309          32,528       32,283       26,179      108,029
Net income:
   Total           (1,307)          4,705        4,909        2,755       11,062
   Per share         (.18)            .66          .69          .38         1.55

(1) A change in the fiscal calendar resulted in two fewer days in the third quarter, and one in the fourth quarter of 1996 compared with 1995.

(2) Includes a pre-tax LIFO charge of $1.3 million, which reduced earnings per share by 11 cents (a pre-tax LIFO credit of $1.2 million in 1995 increased earnings per share by 10 cents).

SALES MIX

                             BY CUSTOMER SEGMENT

(in thousands, except percentages)   1996      MIX       1995       MIX
                                     ----      ---       ----       ---
Consumer/DIY                       $179,747     42%    $201,596      48%
Contractor Builder and Remodeler    250,611     58%     216,462      52%
                                   --------    ---     --------     ---
Total Sales                        $430,358    100%    $418,058     100%
                                   ========    ===     ========     ===

                             BY PRODUCT CATEGORY
                          (PERCENT OF TOTAL SALES)

                                     1996       1995
                                     ----       ----
Dimension Lumber                     17.3       14.4
Sheathing Plywood                     9.6       10.1
Other Forest Products                11.1       12.5
Building Materials                   16.8       15.7
Hardware                              5.6        6.3
Home Decorations                      2.7        3.1
Millwork                             17.1       16.5
Kitchen Cabinets and Vanities         6.0        6.0
Plumbing, Heating and Electrical      6.5        8.0
Trusses and Components                5.4        4.7
Lawn and Garden                       1.9        2.7
                                     ----       ----
Total Sales                           100        100
                                     ====       ====

     Project-oriented sales, such as doors and windows, kitchens and baths, decks, fences and storage buildings, continue to be the focus of the Company for its DIY customers. Knowledgeable sales associates are utilizing up-to-date displays, computerized drawings and special financing programs to enhance and improve the market share of this segment of the Company's sales.

     Wolohan Lumber Co. will focus on selling more product to its large base of homebuilders and remodelers while also expanding market share by developing new customers. The Company is increasing its investment in value-added services such as computer design, door and window assembly and wall-panelization. These capabilities will help increase market share of builder and remodeler sales. These value-added services demonstrate the Company's commitment to the professional builder.

5-YEAR PERFORMANCE
(In thousands, except per-share amounts, ratios and percentages)

                                              1996        1995         1994        1993            1992
                                              ----        ----         ----        ----            ----

Income Statistics
Net sales                                  $ 430,358   $ 418,058    $ 448,840    $ 380,693      $ 343,938
Gross profits                                103,375      99,989      108,029       90,820         89,476
Interest expense                               2,457       2,919        3,082        3,391          3,151
Income before income taxes                    10,511       6,498       18,268       12,558         16,810
Income taxes                                   4,340       2,763        7,206        4,074          6,282
Net income                                     6,171       3,735       11,062        8,484(1)      10,528
Net income per share                             .89         .53         1.55         1.19(1)        1.48
Cash dividends declared:
           Amount per share                      .28         .28          .28          .28            .28
           Percent of net income                31.6%       53.2%        18.1%        23.6%          19.0%
Average shares outstanding                     6,968       7,100        7,146        7,142          7,136

Balance Sheet Statistics
Current assets                             $  96,722   $  92,041    $ 100,871    $ 100,999      $ 101,027
Other assets                                   2,311       2,149        2,174        1,341          1,819
Properties (net)                              63,676      68,250       68,002       64,127         53,117
Total assets                                 162,709     162,440      171,047      166,467        155,963
Working capital                               61,689      60,631       64,767       64,131         71,641
Long-term debt                                19,883      26,674       30,035       33,503         36,390
Deferred income taxes                           --          --            697        1,008          1,691
Total liabilities                             54,916      58,084       66,836       71,379         67,467
Shareowners' equity:
           Amount                            107,793     104,356      104,211       95,088         88,496
           Amount per share                    15.60       14.93        14.58        13.31          12.40

Key Operating Percentages
Gross profit margin                            24.0%        23.9%        24.1%        23.9%          26.0%
Pre-tax profit margin                           2.4%         1.6%         4.1%         3.3%           4.9%
Return on sales                                 1.4%         0.9%         2.5%         2.2%           3.1%
Return on average assets                        3.7%         2.2%         6.4%         4.9%           6.8%
Return on average working capital              10.1%         6.0%        17.2%        12.5%          16.7%
Return on beginning shareowners' equity         5.9%         3.6%        11.6%         9.6%          13.2%
Return on average total invested capital        4.8%         2.8%         8.4%         6.7%           9.2%

Key Financial Ratios
Sales to average working capital               7.0:1       6.7:1        7.0:1        5.6:1          5.5:1
Sales to average shareowners' equity           4.1:1       4.0:1        4.5:1        4.1:1          4.1:1
Sales to average total invested capital        3.3:1       3.2:1        3.4:1        3.0:1          3.0:1
Current ratio                                  2.8:1       2.9:1        2.8:1        2.7:1          3.4:1
Quick ratio                                    1.4:1       1.3:1        1.3:1        1.3:1          2.2:1
Liquidity ratio                                .44:1       .44:1        .61:1        .60:1          1.5:1
Debt to total assets ratio                     .12:1       .16:1        .18:1        .20:1          .23:1
Capitalization ratio                           .16:1       .20:1        .22:1        .26:1          .29:1
Shareowners' equity to total assets ratio      .66:1       .64:1        .61:1        .57:1          .57:1
Inventory turnover                              6.30        5.89         5.73         5.54           5.47
Asset turnover                                  2.58        2.47         2.60         2.21           2.22

Stores
Number of stores                                  62          61           60           54             52

(1) Includes the cumulative effect of a change in the method of accounting for income taxes of $516,000 or 7 cents per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

      Net income in 1996 improved to $6.2 million (89 cents per share) from $3.7 million (53 cents per share) in 1995. This 65-percent increase was due to increased sales, a slight improvement in margins and a $2.4-million reduction in store-closing costs. These costs reduced earnings per share 8 cents, compared with 27 cents per share the previous year. The 66-percent decline in net income in 1995 from the previous year was due to lower sales, slightly lower margins and the effect of closing four stores.

      Sales of $430.4 million in 1996 were 3 percent higher than 1995 sales. This was a result of a 16-percent improvement in contractor builder and remodeler (contractor) sales, offset by an 11-percent decline in consumer/do-it-yourself (DIY) sales.

      Contractor sales in 1996 were strengthened by strong construction activity. The higher average selling prices of lumber and panels (up approxi-mately 4 percent from 1995 on a weighted-average basis) accounted for some 40-percent of the total sales increase from 1995. The consumer sales decline in 1996 and 1995 was due primarily to increased competition.

      Sales in 1995 had declined 7 percent from the previous year, a result of an 8-percent decrease in consumer sales and a decline of 6 percent in contractor sales. Sales in 1995 were adversely affected by significantly lower average selling prices of lumber (down approximately 20 percent from 1994), which amounted to roughly half of the total sales decline from 1994.

      Comparable-store consumer sales declined 12 percent in 1996 and 15 percent in 1995; comparable-store contractor sales rose 12 percent in 1996, after an 8-percent decline in 1995. Total comparable-store sales in 1996 rose 1 percent, compared with a 12-percent drop the previous year.

      The gross profit margin in 1996 was 24.0 percent, compared with 23.9 percent in 1995 and 24.1 percent in 1994. In 1996, improvements in purchasing and better inventory control raised margins and offset the effects of increased competition and a significant LIFO charge compared with 1995. The LIFO provision was $1,866,000 in 1996, compared with a credit of $1,713,000 in 1995 and a charge of $1,269,000 in 1994. The gross margin in 1996, excluding the provision for LIFO, was 24.5 percent versus 23.5 percent in 1995 and 24.4 percent in 1994.

      The Company uses the LIFO method of inventory valuation because it results in a more appropriate matching of current costs and current revenues. A number of the Company's competitors use the FIFO method. The following supplemental data is presented to illustrate the comparative effects of FIFO and LIFO accounting on the Company's results. Under FIFO accounting, net income would have been $1.1 million, or 16 cents per share higher for 1996; $1 million, or 14 cents per share lower for 1995; and $800,000, or 11 cents per share higher for 1994. These supplemental FIFO earnings reflect the tax-effected LIFO charge for each year.

      Income from gains on sale of properties totaled $600,000 in 1996, compared with $300,000 in 1995 and $1.3 million in 1994. The higher gain recognized in 1996 and 1994 was the result of selling a closed facility in each year.

      Selling, general and administrative expenses (excluding store-closing costs) increased 2 percent in 1996 from 1995, resulting in an expense factor of 19.2 percent in 1996, compared with 19.4 percent and 18.3 percent in 1995 and 1994, respectively. The lower 1996 expense factor was primarily a result of more productive marketing expenditures. Included in 1996 expenditures was approximately $1 million related to the major computer technology upgrade the Company completed that year. The higher expense factor in 1995 was due primarily to additional costs related to marketing efforts, higher bad-debt expense, expenses related to the upgrading of computer technology and higher health-insurance expenses.

      Expenses related to new store openings and remodels were approximately $500,000 in 1996, $1.1 million in 1995 $2.3 million in 1994. The closing of two stores in 1996 resulted in costs of $900,000, compared with a $3.3 million expense recorded in 1995 for the closing of four stores (primarily related to expensing portions of future lease payments on longer-term leases and the write-off of leasehold improvements).

      The $500,000 decrease in interest expense in 1996 reflects the reductions in long-term debt and lower average short-term borrowings compared with 1995. The Company had no short-term borrowings at year-end 1996.

      Depreciation expense increased $700,000 in 1996 from 1995, due mainly to investments in equipment, including the major upgrade made in computer technology, and three new stores. The increase in depreciation expense in 1995 from 1994 reflects expenditure related to five new stores in 1995, and six in 1994.

      The effective income tax rate (federal and state combined) was 41.3 percent in 1996, compared with 42.5 percent in 1995 and 39.4 percent in 1994. The decrease in the effective tax rate in 1996 resulted primarily from a decrease in the effective state rate to 7.9 percent from 10.5 percent.

FINANCIAL CONDITION-LIQUIDITY AND CAPITAL RESOURCES

      Cash and cash equivalents totaled $15.5 million at Dec. 28, 1996, compared with $13.9 million at Dec. 31, 1995, and $22.1 million at Dec. 31, 1994. Net cash provided by operating activities totaled $13.6 million in 1996, resulting primarily from net income plus depreciation and a $3.8 million reduction in inventory, offset, in part, by a $7-million increase in accounts receivable, reflecting the strong fourth-quarter contractor sales. Major uses of cash in 1996 were: (1) additions to properties of $6 million,
(2) a $4.3-million reduction in long-term debt, (3) dividend payments of $2 million and (4) the purchase and retirement of 100,000 shares of common stock ($1 million).

      Working capital was $61.7 million at the end of 1996, compared with $60.6 million and $64.8 million at Dec. 31, 1995 and 1994, respectively. The Company expects that funds from operations and available lines of credit will be adequate to meet working capital needs and capital expenditures for 1997 (estimated to be $2.5 million, excluding any store acquisitions).

      The Company has $52 million available in lines of credit arrangements for short-term debt. There were no borrowings under these arrangements at year end 1996, 1995 and 1994.

      The long-term debt-to-asset ratio was lowered to .12:1 at Dec. 28, 1996 from .16:1 at Dec. 31, 1995 and .18:1 at Dec. 31, 1994.

      Capital expenditures totaled $6 million in 1996 and included: (1) the addition of three new stores, (2) replacements and additions of equipment at existing stores and (3) hardware and software related to the major computer technology upgrade completed in 1996. Capital expenditures have totaled $61 million over the last five years.

      Invested capital (long-term debt and shareowners' equity) was 78 percent of total assets at Dec. 28, 1996, compared with 81 percent at Dec. 31, 1995, and 78 percent at Dec. 31, 1994.

      Shareowners' equity has been the principal financing factor over the years, accounting for 84 percent of invested capital at Dec. 28, 1996, compared with 80 percent at Dec. 31, 1995 and 78 percent at Dec. 31, 1994.

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

OUTLOOK

      The Company enters 1997 with a strong balance sheet and looks forward to the challenges and opportunities present in each of its markets. The Company is committed to expanding market share by building on its strengths in wood products, building materials, millwork and kitchens and by being focused on its target customers (project-oriented consumers, remodeling contractors and new-home construction contractors). The Company will continue to place strong emphasis on buying and distribution strategies to improve its competitive position and will work aggressively to lower its operating-expense ratios by focusing on training and more efficient systems. The Company will continue to build on its strengths in 1997 to further improve profitability.

                             WOLOHAN LUMBER CO.

GRAPH TITLE                           1991      1992      1993      1994      1995      1996
-----------                           ----      ----      ----      ----      ----      ----
SALES (in millions)                  303.7       344     380.7     448.8     418.1     430.4

NET INCOME (in millions)               9.3      10.5       8.5      11.1       3.7       6.2

EARNINGS PER SHARE (in dollars)       1.31      1.48      1.19      1.55      0.53      0.89

NET RETURN ON SALES %                  3.1       3.1       2.2       2.5       0.9       1.4

GROSS MARGIN %                        26.9        26      23.9      24.1      23.9      24.0

WORKING CAPITAL (in millions)         54.1      71.6      64.1      64.8      60.6      61.7

DEBT TO EQUITY RATIO %                  29%       41%       35%       29%       26%       18%

SHAREOWNERS' EQUITY (in millions)       80      88.5      95.1     104.2     104.4     107.8

EQUITY PER SHARE in dollars          11.21      12.4     13.31     14.58     14.93      15.6

TOTAL ASSETS (in millions)           130.8       156     166.5       171     162.4     162.7

PROPERTIES (NET) (in millions)        49.9      53.1      64.1        68      68.3      63.7

EQUITY TO ASSET RATIO %               0.61      0.57      0.57      0.61      0.64      0.66

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

/s/ David G. Honaman
David G. Honaman
Vice President-Administration
and Chief Financial Officer

/s/ Edward J. Dean
Edward J. Dean
Corporate Controller

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Wolohan Lumber Co.

We have audited the accompanying balance sheets of Wolohan Lumber Co. as of December 28, 1996 and December 31, 1995 and the related statements of income, shareowners' equity and cash flows for the years ended December 28, 1996 and December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolohan Lumber Co. at December 28, 1996 and December 31, 1995, and the results of its operations and its cash flows for the years ended December 28, 1996 and December
31, 1995 and 1994 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Ernst & Young LLP
Detroit, Michigan
February 14, 1997

BALANCE SHEETS
(in thousands, except per-share amounts)
                                                              December 28        December 31
                                                                  1996              1995
                                                              -----------        -----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                   $  15,485          $  13,919
   Trade receivables, less allowances for doubtful
     accounts of $1,250 ($862 in 1995)                            32,722             26,471

   Inventories -- at current cost                                 59,455             61,375
   Reduction to last-in, first-out (LIFO) cost                   (14,702)           (12,836)
                                                               ---------          ---------
   Inventories at the lower of LIFO cost or market--
     Note A                                                       44,753             48,539
   Other current assets                                            3,762              3,112
                                                               ---------          ---------


                         TOTAL CURRENT ASSETS                     96,722             92,041

PROPERTIES - NOTE C
   Land                                                           10,124             10,104
   Land improvements                                              15,588             15,400
   Buildings                                                      53,447             52,665
   Equipment                                                      43,352             41,661
   Construction in progress                                            4                923
   Less allowances for depreciation                              (58,839)           (52,503)
                                                               ---------          ---------

                                                                  63,676             68,250
OTHER ASSETS                                                       2,311              2,149
                                                               ---------          ---------


                                 TOTAL ASSETS                  $ 162,709          $ 162,440
                                                               =========          =========


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable                                      $  15,565          $  15,258
   Employee compensation and accrued expenses                     12,678             11,810
   Current portion of long-term debt                               6,790              4,342
                                                               ---------          ---------

                    TOTAL CURRENT LIABILITIES                     35,033             31,410

LONG-TERM DEBT, less current portion - NOTE C                     19,883             26,674

SHAREOWNERS' EQUITY - NOTE B
   Common stock, $1 par value:
     Authorized - 20,000 shares
     Outstanding - 6,912 shares (6,989 in 1995)                    6,912              6,989
   Additional capital                                             21,828             22,534
   Retained earnings                                              79,053             74,833
                                                               ---------          ---------
                    TOTAL SHAREOWNERS' EQUITY                    107,793            104,356
                                                               ---------          ---------
    TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                  $ 162,709          $ 162,440
                                                               =========          =========
                         BOOK VALUE PER SHARE                  $   15.60          $   14.93

See notes to financial statements.

STATEMENTS OF INCOME
(in thousands, except per-share amounts
                                                    FOR THE YEAR ENDED
                                           --------------------------------------
                                           DECEMBER 28, DECEMBER 31, DECEMBER 31,
                                              1996         1995         1994
                                           ------------ ------------ ------------

NET SALES                                    $430,358   $418,058   $448,840
Cost of sales                                 326,983    318,069    340,811
                                             --------   --------   --------
Gross Profit                                  103,375     99,989    108,029

OPERATING EXPENSES
Selling, general and administrative            82,718     81,229     82,249
Store closing costs -- Note A                     921      3,317         --
Depreciation                                    9,834      9,160      8,148
                                             --------   --------   --------
  Total operating expenses                     93,473     93,706     90,397
                                             --------   --------   --------
           OPERATING INCOME                     9,902      6,283     17,632

Other income (expenses)
Interest expense                               (2,457)    (2,919)    (3,082)
Gain from sale of properties                      583        309      1,260
Other                                           2,483      2,825      2,458
                                             --------   --------   --------
  Total other                                     609        215        636
                                             --------   --------   --------

           INCOME BEFORE INCOME TAXES          10,511      6,498     18,268
Income taxes - Note D                           4,340      2,763      7,206
                                             --------   --------   --------
           NET INCOME                        $  6,171   $  3,735   $ 11,062
                                             ========   ========   ========

Average shares outstanding                      6,968      7,100      7,146
           NET INCOME PER SHARE                  0.89       0.53       1.55
                                             ========   ========   ========

See notes to financial statements.

STATEMENTS OF SHAREOWNERS' EQUITY
(in thousands, except per-share amounts)
                                                                                     Total
                                              Common    Additional    Retained     Shareowner's
                                               Stock     Capital      Earnings       Equity
                                              ------    ----------    --------     ------------
BALANCES AT
JANUARY 1, 1994                             $  7,142    $  23,922    $  64,024     $  95,088
Net income for 1994                                                     11,062        11,062
Cash dividends - $.28 per share                                         (2,000)       (2,000)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                      4           57                         61
                                             -------     --------     --------      --------

BALANCES AT
DECEMBER 31, 1994                              7,146       23,979       73,086       104,211
Net income for 1995                                                      3,735         3,735
Cash dividends - $.28 per share                                         (1,988)       (1,988)
Shares issued under Long-Term
  Incentive Plan, including
  related tax benefit                             11           92                        103
Shares purchased and retired                    (168)      (1,537)                    (1,705)
                                             -------     --------     --------      --------
BALANCES AT
DECEMBER 31, 1995                              6,989       22,534       74,833       104,356
Net income for 1996                                                      6,171         6,171
Cash dividends - $.28 per share                                         (1,951)       (1,951)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                     23          237                        260
Shares purchased and retired                    $100)        (943)                    (1,043)
                                             -------     --------     --------      --------

BALANCES AT
DECEMBER 28, 1996                            $ 6,912     $ 21,828     $ 79,053      $107,793
                                             =======     ========     ========      ========

See notes to financial statements.

STATEMENTS OF CASH FLOWS
(in thousands)
                                                                  FOR THE YEAR ENDED
                                                        --------------------------------------
                                                        DECEMBER 28, DECEMBER 31, DECEMBER 31,
                                                            1996         1995         1994
                                                        ------------ ------------ ------------
OPERATING ACTIVITIES

Net Income                                                 $  6,171      $  3,735    $ 11,062
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                               9,834         9,160       8,148
   Provision for losses on accounts receivable                  735           662         387
   Deferred income taxes (credit)                              (514)       (1,009)       (332)
   Gain on sale of properties                                  (583)         (309)     (1,260)
   Loss on store closings                                       500         2,389
   Changes in operating assets and liabilities:
     Increase in accounts receivable                         (6,986)       (1,172)     (1,292)
     Decrease (increase) in other assets                        298            54      (1,108)
     Decrease in inventories                                  3,786         1,467       1,099
     Increase (decrease) in accounts payable and
       accrued expenses                                         943        (7,962)        264
                                                           --------      --------    --------

         NET CASH PROVIDED BY OPERATING ACTIVITIES           13,588         7,015      16,968

INVESTING ACTIVITIES
Additions to properties                                      (5,968)      (11,157)    (14,441)
Proceeds from the sale of properties                          1,283           671       3,678
                                                           --------      --------    --------

              NET CASH USED IN INVESTING ACTIVITIES          (4,685)      (10,486)    (10,763)

FINANCING ACTIVITIES

Proceeds from credit lines and long-term debt borrowings      8,000        14,000      13,750
Payments on credit lines and long-term debt                 (12,343)      (14,989)    (18,186)
Dividends paid                                               (1,951)       (1,988)     (2,000)
Purchases of common stock                                    (1,043)       (1,705)         --
                                                           --------      --------    --------

              NET CASH USED IN FINANCING ACTIVITIES          (7,337)       (4,682)     (6,436)
                                                           --------      --------    --------

              INCREASE (DECREASE) IN CASH AND CASH
                 EQUIVALENTS                                  1,566        (8,153)       (231)

Cash and cash equivalents at beginning of year               13,919        22,072      22,303
                                                           --------      --------    --------

         CASH AND CASH EQUIVALENTS AT END OF YEAR          $ 15,485      $ 13,919    $ 22,072
                                                           ========      ========    ========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS - WOLOHAN LUMBER CO.

NOTE A - SIGNIFICANT ACCOUNTING PRACTICES

Organization. The Company is engaged in the retail sale of a full line of lumber and building materials and related items through a chain of 62 (61 in 1995) building supply stores located in Illinois, Indiana, Kentucky, Michigan, Ohio, and Wisconsin.

     The Company sells to contractor builders and remodelers and to the "do-it-yourself" market consisting principally of homeowners. The volume of residential construction can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

Change in Fiscal Year. Effective with the third quarter of fiscal 1996, the Company adopted a "4-5-4" fiscal calendar wherein each fiscal quarter contains two four-week periods and one five-week period, with each period beginning on a Sunday and ending on a Saturday. Previously, the Company used calendar months for its fiscal periods. Although the change in fiscal calendar resulted in three fewer days in fiscal 1996, compared with a calendar year, the effect of this calendar change on fiscal 1996 was not material.


Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of money-market funds and short-term tax-exempt securities.


Inventories. Inventories are stated at the lower of cost (last-in, first-out method) or market. Current cost exceeded the LIFO value of inventories by approximately $14,702,000 at Dec. 28, 1996 and $12,836,000 at Dec. 31, 1995.


Properties. Properties are stated at cost. Depreciation, which includes amortization of assets recorded as capital leases, is provided on a straight-line basis over the estimated useful life of the property for financial reporting purposes and on different lives and methods as required for tax purposes.


Stock-Based Compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The results of the pro forma analysis are not presented herein since the effect of applying Statement 123's fair-value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported.


Start-Up Expenses. Expenses associated with the opening of new stores are charged against income as incurred.


Store Closing Costs. During 1996, the Company closed two stores. The cost associated with these closings were $921,000. During 1995, the Company closed four stores. The costs associated with these closings, primarily related to expensing portions of future lease payments on longer term leases and the write-off of leasehold improvements, were $3,317,000.


Advertising Expenses. The cost of advertising is expensed as incurred. The Company incurred $3,690,000, $4,277,000 and $4,412,000 in advertising costs during 1996, 1995 and 1994, respectively.

Earnings Per Share. Earnings-per-share information is based on the average number of shares outstanding for the period. The assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options would have an insignificant effect on earnings per share.


Employee Benefit Plans. The Company has a 401(k) retirement savings and profit-sharing plan under which eligible employees may contribute up to 10% of their salaries. The Company contributes up to a maximum of $500 per employee per year. In addition, the Company makes profit-sharing contributions to the plan annually at an amount based on a percentage of the Company's pre-tax profits. Profit-sharing contributions approximated $900,000, $525,000 and $1,545,000 for 1996, 1995 and 1994, respectively and contributions to the 401(k) plan were approximately $548,000, $414,000 and $392,000 for 1996, 1995 and 1994, respectively.

    The Company maintains a defined-benefit health-care plan that provides postretirement medical benefits to individuals who retired prior to Aug. 1, 1996 and who met certain age and service requirements at retirement. The plan is contributory with retiree contributions adjusted periodically, such that retirees pay substantially all projected costs of the health-care medical benefits provided by the plan.

Impairment of Long-Lived Assets. The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121) entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in the first quarter of 1996. SFAS No. 121 establishes accounting standards for the recognition and measurement of the impairment of long-lived assets, certain identifiable intangibles and goodwill. The provisions of this statement require that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or goodwill may be impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. The adoption of the provisions of this statement did not have a material effect on the Company's financial position or results of operation.

Impact of Recently Issued Accounting Standards. In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 96-1 "Environmental Remediation Liabilities", which provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. The Company will adopt Statement of Position 96-1 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

NOTE B - SHAREOWNERS' EQUITY AND RELATED MATTERS

    The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after date of award. During 1996, 18,100 performance shares (1,800 shares in 1995 and 19,800 in 1994) were awarded, and at Dec. 28, 1996, there were 88,000 performance shares awarded but unissued. In addition to the Long-Term Incentive Plan for key employees, in 1995 the Company adopted a stock option plan for non-employee directors. Stock option transactions and prices are summarized as follows:


                                                 Number of         Option
                                                  Options          Price
                                                 ---------         ------
Options outstanding at January 1, 1993                  0
Options granted                                    87,000          $14.38

Options outstanding at December 31, 1994           87,000           14.38
Options granted                                    49,000        9.25 - 14.50
Options expired or canceled                       (10,000)          14.38

Options outstanding at December 31, 1995          126,000        9.25 - 14.50
Options granted                                    14,300        9.25 - 12.75
Options expired or canceled                       (17,700)       9.25 - 14.38

Options outstanding at December 28, 1996          122,600        9.25 - 14.50


     All options expire 10 years after the date of grant. There are 351,000 shares reserved for future use under the Long-Term Incentive Plan and 42,000 shares reserved for future use under the stock option plan for non-employee directors.


     Holders of common shares received a distribution of one right for each common share held on Feb. 15, 1990. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 25% of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable ten days after an acquisition of 10% or more by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareholders. Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $180 at a price equal to 50% of the fair market value of the shares. The rights are non-voting, may generally be redeemed by the Company at a price of 1 cent per right and expire on Feb. 15, 2000. The Company has reserved 6.6 million shares for this stock rights plan.

NOTE C - DEBT AND LEASE TRANSACTIONS

     The Company has available, under lines of credit arrangements with several banks, $52 million in unsecured short-term borrowings. The interest rate applicable when using these lines is dependant upon a variety of formulae which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate. There are no commitment fees; however, a compensating balance is required for a portion of the total credit lines. These credit arrangements are reviewed annually for change and/or renewal. At year-end 1996 and 1995, there were no borrowings outstanding under these arrangements.


Long-term debt consisted of the following obligations (in thousands):


                                           December 28,        December 31,
                                               1996                1995
                                           ------------        ------------
Unsecured notes to insurance company,
  due in annual installments ranging
  from $1,250 to $2,000 with the final
  payment in 2002. Interest is payable
  semi-annually at 8.99%                      $ 9,250            $10,500

Unsecured notes to insurance company,
  due in annual installments ranging
  from $1,430 to $4,060 with the
  final payment in 2002. Interest is
  payable quarterly at 8.65%                   11,500             13,600

Unsecured bank note, due in annual
  installments of $500, plus
  interest payable quarterly at a
  variable rate (8.25% at December 28,
  1996) with final payment in 1998              1,000              1,500

Industrial revenue bonds, payable
  in annual installments ranging
  from $140 to $160 with the final
  payment in 2001. Interest payable
  quarterly at 83% of the Prime Rate              740                880

Michigan Strategic Fund limited
  obligation revenue bonds, payable
  in 1997. Interest varies weekly
  at prevailing market rates for
  similar tax exempt securities
  (average of 3.49% for 1996) and is
  paid quarterly                                3,300              3,300

Other                                             883              1,236
                                              -------            -------
                                               26,673             31,016
Less amount due in one year                     6,790              4,342
                                              -------            -------
Total long-term debt                          $19,883            $26,674
                                              =======            =======

     Properties at Dec. 28, 1996 with a net carrying value of approximately $4,433,000 are pledged as collateral for the revenue bonds. Net properties also include approximately $456,000 relative to capital lease obligations. The capital leases generally transfer ownership of property to the Company at the end of the lease term.

     Maturities of long-term debt for each of the four years following 1997 approximate $2,740,000 in 1998; $3,680,000 in 1999 and $4,310,000 in 2000 and
2001. The Company made interest payments of $2,452,000 in 1996, $2,925,000 in 1995 and $3,060,000 in 1994.

   The Company leases certain facilities under various operating leases. The lease expense for such facilities totaled approximately $620,000 in 1996, $650,000 in 1995 and $651,000 in 1994. Future minimum lease payments for each of the next five years approximate $611,000 and aggregate $4,580,000 thereafter.

NOTE D - INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


(in thousands)                                December 28,       December 31,
                                                  1996               1995
                                              ------------       ------------
Deferred tax liabilities:
  Tax over book depreciation                     $   279           $   594
  Other                                               82               395
                                                 -------           -------
  Total deferred tax liabilities                     361               989

Deferred tax assets:
  Compensation and employee benefits                 500               413
  Bad debts                                          483               336
  Inventory                                          154               255
  Store closings                                     712               943
  Other                                              125               141
                                                 -------           -------
  Total deferred tax assets                        1,974             2,088
                                                 -------           -------
  Net deferred tax assets                        $ 1,613           $ 1,099
                                                 =======           =======

The provisions for income taxes consist of:

 (in thousands)                                     For the Year Ended
                                        ----------------------------------------
                                        December 28,  December 31,  December 31,
                                           1996           1995          1994
                                        ------------  ------------  ------------
Current:
  Federal                                 $3,253         $2,605        $5,912
  State                                    1,289          1,167         1,626
Deferred federal and state credit           (202)        (1,009)         (332)
                                          ------         ------        ------
Total provision for income taxes          $4,340         $2,763        $7,206
                                          ======         ======        ======

    A reconciliation of the income tax provision and the amount computed by applying the statutory federal income tax rate of 34% for 1996 and 1995 and 35% for 1994 to income before taxes, is as follows:


                                                    For the Year Ended
(in thousands)                          -------------------------------------------
                                        December 28,    December 31,   December 31,
                                            1996            1995           1994
                                        ------------    ------------   ------------
Computed amount                           $ 3,574         $ 2,209        $ 6,394
State income taxes, net
  of federal income tax                       833             681          1,031
Tax exempt investment income                  (74)           (161)          (102)
Other                                           7              34           (117)
                                          -------         -------        -------
Total provision for income taxes          $ 4,340         $ 2,763        $ 7,206
                                          =======         =======        =======

The Company made income tax payments of $5,148,000 in 1996, $4,407,000 in 1995 and $7,434,000 in 1994.

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

     Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company's customer base. As of Dec. 28, 1996, the Company's receivables are primarily from customers in the residential construction industry.


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

     The carrying amounts and fair values of the Company's financial instruments are as follows:


(in thousands)                                   December 28,            December 31,
                                                    1996                     1995
                                            -------------------     ----------------------
                                            Carrying      Fair      Carrying         Fair
                                             Amount       Value      Amount          Value
                                            --------      -----     --------         -----
Cash and Cash Equivalents                    $15,485     $15,485     $13,919        $13,919
Accounts Receivable                           32,722      32,722      26,471         26,471
Accounts Payable                              15,565      15,565      15,258         15,258
Long-Term Debt including current portion      26,673      27,769      31,016         32,752
                                             =======     =======     =======        =======


NOTE F - CONTINGENCIES

Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

CORPORATE INFORMATION

ANNUAL MEETING

     The Annual Meeting of shareowners of Wolohan Lumber Co. will be held April 24, 1997, 2 p.m. at the Citizens Bank Building, 101 N. Washington Avenue, Saginaw, Mich. You are cordially invited.


FORM 10-K

     Shareowners may obtain a copy of the Form 10-K annual report filed with the Securities and Exchange Commission (SEC) free of charge by writing to Mr. Edward J. Dean, Corporate Controller, Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI 48605.

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


TRANSFER AGENT

State Street Bank and Trust Company
c/o Boston EquiServe
P.O. Box 8200 - Boston, MA 02266-8200
(800) 426-5523


GENERAL COUNSEL

Dickinson, Wright, Moon, VanDusen & Freeman
500 Woodward Avenue, Suite 4000 - Detroit, MI 48226


AUDITORS
(For the year ended Dec. 27, 1997)
Rehmann Robson PC
5800 Gratiot - Saginaw, MI 48603

BOARD OF DIRECTORS

James L. Wolohan, 45                 Leo B. Corwin, 62
Chairman of the Board,               President, Txcor, Inc.;
President and Chief Executive        Director since 1992
Officer;
Director since 1986

Ervin E. Wardlow, 75                 Charles R. Weeks, 62
formerly President and a             Chairman and formerly Chief
Director of K Mart Corp;             Executive Officer of
Director of Discount                 Citizens Banking Corp.;
Parts Co.;                           Director since 1996
Director since 1981

Hugo E. Braun, Jr., 64               Lee A. Shobe, 58
Partner, Braun Kendrick              formerly President and
Finkbeiner,                          Chief Executive Officer of
Attorneys-at-Law;                    Dow Brands
Director since 1984                  Director since 1996

F.R. Lehman, 71
formerly Vice President of
Dow Chemical U.S.A.,
General Manager of the
Michigan Division;
Director since 1989



COMMITTEES

Management Review                    Audit Committee
Committee
                                     Hugo E. Braun, Jr., Chairman
F.R. Lehman, Chairman                Leo B. Corwin
Hugo E. Braun, Jr.                   F.R. Lehman
Leo B. Corwin                        Lee A. Shobe
Lee A. Shobe                         Ervin E. Wardlow
Ervin E. Wardlow                     Charles R. Weeks
Charles R. Weeks


Compensation Committee

F.R. Lehman, Chairman
Hugo E. Braun, Jr.
Charles R. Weeks


OFFICERS

James L. Wolohan, 45                 James R. Krapohl, 51
Chairman of the Board,               Treasurer and
President and Chief Executive        Assistant Secretary
Officer
                                     Curtis J. LeMaster, 48
Edward J. Dean, 46                   Vice President - Marketing
Corporate Controller
                                     William E. Stark, 48
Mark H. Hershberger, 46              Vice-President - Human
Vice President - Purchasing          Resources

David G. Honaman, 45
Vice President - Administration
Secretary and Chief Financial
Officer

WOLOHAN CUSTOMER SERVICES

Computer Design Services

In addition to computerized kitchen and deck design, the Company offers custom-designed floor plans for its package-home program and has computerized estimating systems.

Assembly And Manufacturing Services

Several Wolohan stores have an in-house door shop to assemble exterior steel door systems and pre-hung interior door packages. The Company has a millshop to do custom millwork and two wall-panelization facilities.

Delivery Services

Wolohan has a fleet of nearly 300 delivery trucks including several boom trucks. The boom trucks provide more capabilities to better serve the customer.

Installation Services

Wolohan offer installation of decks, sheds, playsets, windows, doors, garage doors and operators, kitchens, fencing, baths and more.

Contractor Services

Wolohan offers its contractors substantial savings with quality materials, value pricing, on-time delivery, job-site contractor sales representatives and experienced store support coordination.

Financing Options

Wolohan offers in-house credit to it contractor customers. For the consumer, the Company offers a private-label credit card for small to medium purchases and a loan program for larger projects.


CUSTOMER SERVICE GUARANTEES...

     The cornerstone of our strategic plan is the customer service mission. Our purpose is to assure that the customer remains Number One in our plans and in our actions. Our satisfaction are among the strongest in our industry. If for any reasons a customer is dissatisfied we offer two vehicles to let his concern. The first is an in store self-addressed comment card. The second is published Customer Hotline that lets the customer get directly in touch with Wolohan's Marketing Departments.

     We provide a strong product offering and many special services to accommodate our customers. We back these products and services with satisfaction guarantees -- guarantees we are proud to offer because we are committed to providing what our customers expect and deserve. These customer-satisfaction guarantees are found in every Wolohan store.


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

Customer Service Satisfaction Guarantee

     We promise friendly, knowledgeable sales associates... Guaranteed!


IN-STOCK GUARANTEE

     We stock what we advertise. In the event that unexpected demand exceeds our supply, we will give you a 5-percent discount and deliver the item to your home or substitute a comparable item at the sale price.


WE WON'T BE UNDERSOLD GUARANTEE

     Bring in any competitor's current advertising and Wolohan guarantees to match the advertised price on the same in-stock item.

[ MAP ]

[ LOGO ]   Serving customers in 6 states
           throughout the Midwest...

Wolohan Lumber Co. - 1740 Midland Road - P.O. Box 3235 -
          Saginaw, MI 48605 - (517) 793-4532