Form 10-K405/A, Exhibit 13
period 1996-12-28
WOLOHAN LUMBER CO
filed 1997-03-26
CIK 108079

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


QUARTERLY SUMMARIES
(in thousands,
except per-share   First         Second        Third      Fourth        Total
amounts)          Quarter        Quarter      Quarter     Quarter       Year
                  -------        -------      -------     -------       -----
1996
----
Net sales       $  73,453       $ 119,193    $ 132,850(1) $ 104,862(1) $ 430,358
Cost of sales      17,784          29,794       31,222       24,575      103,375
Net income:
   Total           (1,570)          3,096        3,486        1,159(2)     6,171
   Per share         (.22)            .44          .50          .17(2)       .89

1995
----
Net sales       $  75,417       $ 123,089    $ 122,638    $  96,914    $ 418,058
Cost of sales      18,099          29,269       28,807       23,814       99,989
Net income:
   Total             (737)          2,853        1,561           58        3,735
   Per share         (.10)            .40          .22          .01          .53

1994
----
Net sales       $  76,528       $ 133,685    $ 132,624    $ 106,003    $ 448,840
Cost of sales      17,309          32,528       32,283       26,179      108,029
Net income:
   Total           (1,307)          4,705        4,909        2,755       11,062
   Per share         (.18)            .66          .69          .38         1.55

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

      Expenses related to new store openings and remodels were approximately $500,000 in 1996, $1.1 million in 1995 and $2.3 million in 1994. The closing of two stores in 1996 resulted in costs of $900,000, compared with a $3.3 million expense recorded in 1995 for the closing of four stores (primarily related to expensing portions of future lease payments on longer-term leases and the write-off of leasehold improvements).

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
                                             ========   ========   ========

See notes to financial statements.

STATEMENTS OF SHAREOWNERS' EQUITY
(in thousands, except per-share amounts)
                                                                                     Total
                                              Common    Additional    Retained     Shareowner's
                                               Stock     Capital      Earnings       Equity
                                              ------    ----------    --------     ------------
BALANCES AT
JANUARY 1, 1994                             $  7,142    $  23,922    $  64,024     $  95,088
Net income for 1994                                                     11,062        11,062
Cash dividends - $.28 per share                                         (2,000)       (2,000)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                      4           57                         61
                                             -------     --------     --------      --------

BALANCES AT
DECEMBER 31, 1994                              7,146       23,979       73,086       104,211
Net income for 1995                                                      3,735         3,735
Cash dividends - $.28 per share                                         (1,988)       (1,988)
Shares issued under Long-Term
  Incentive Plan, including
  related tax benefit                             11           92                        103
Shares purchased and retired                    (168)      (1,537)                    (1,705)
                                             -------     --------     --------      --------
BALANCES AT
DECEMBER 31, 1995                              6,989       22,534       74,833       104,356
Net income for 1996                                                      6,171         6,171
Cash dividends - $.28 per share                                         (1,951)       (1,951)
Shares issued under Long-Term
  Incentive Plan, including related
  tax benefit                                     23          237                        260
Shares purchased and retired                    (100)        (943)                    (1,043)
                                             -------     --------     --------      --------

BALANCES AT
DECEMBER 28, 1996                            $ 6,912     $ 21,828     $ 79,053      $107,793
                                             =======     ========     ========      ========

See notes to financial statements.


STATEMENTS OF CASH FLOWS
(in thousands)
                                                                  FOR THE YEAR ENDED
                                                        --------------------------------------
                                                        DECEMBER 28, DECEMBER 31, DECEMBER 31,
                                                            1996         1995         1994
                                                        ------------ ------------ ------------
OPERATING ACTIVITIES

Net Income                                                 $  6,171      $  3,735    $ 11,062
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                               9,834         9,160       8,148
   Provision for losses on accounts receivable                  735           662         387
   Deferred income taxes (credit)                              (514)       (1,009)       (332)
   Gain on sale of properties                                  (583)         (309)     (1,260)
   Loss on store closings                                       500         2,389
   Changes in operating assets and liabilities:
     Increase in accounts receivable                         (6,986)       (1,172)     (1,292)
     Decrease (increase) in other assets                       (298)           54      (1,108)
     Decrease in inventories                                  3,786         1,467       1,099
     Increase (decrease) in accounts payable and
       accrued expenses                                         943        (7,962)        264
                                                           --------      --------    --------

         NET CASH PROVIDED BY OPERATING ACTIVITIES           13,588         7,015      16,968

INVESTING ACTIVITIES
Additions to properties                                      (5,968)      (11,157)    (14,441)
Proceeds from the sale of properties                          1,283           671       3,678
                                                           --------      --------    --------

              NET CASH USED IN INVESTING ACTIVITIES          (4,685)      (10,486)    (10,763)

FINANCING ACTIVITIES

Proceeds from credit lines and long-term debt borrowings      8,000        14,000      13,750
Payments on credit lines and long-term debt                 (12,343)      (14,989)    (18,186)
Dividends paid                                               (1,951)       (1,988)     (2,000)
Purchases of common stock                                    (1,043)       (1,705)         --
                                                           --------      --------    --------

              NET CASH USED IN FINANCING ACTIVITIES          (7,337)       (4,682)     (6,436)
                                                           --------      --------    --------

              INCREASE (DECREASE) IN CASH AND CASH
                 EQUIVALENTS                                  1,566        (8,153)       (231)

Cash and cash equivalents at beginning of year               13,919        22,072      22,303
                                                           --------      --------    --------

         CASH AND CASH EQUIVALENTS AT END OF YEAR          $ 15,485      $ 13,919    $ 22,072
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