Form 10-K405, Exhibit 13
period 1997-12-27
WOLOHAN LUMBER CO
filed 1998-03-27
CIK 108079

EXHIBIT 13

Wolohan
Lumber Co.

1997
Annual
Report

The Professional Edge

Building relationships on a solid foundation is what Wolohan Lumber is all about.

Complete Selection Of Building Materials

Wolohan Lumber is committed to being the premier building-material supplier in the Midwest for single-family home builders, residential remodelers and project-oriented consumers.

A Partnership

We're also committed to making the relationships with our suppliers equally beneficial, with each partner in the relationship providing the other with an invaluable service and in turn providing benefits to the customer.

Company Profile

         Wolohan Lumber Co., is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement and maintenance projects.

         Headquartered in Saginaw, Mich., the Company was founded in 1964 with three stores and has grown to 56 stores in the Midwest. Each store provides a wide variety of quality materials (10,000 to 15,000 items), competitive prices and expert and personal service. Each location includes a retail sales area (with most stores ranging from 20,000 to 45,000 square feet) and an outside lumberyard area. Total under-roof storage area averages 56,000 square feet. In addition, the Company has a truss plant, two wall-panel facilities and several stores with door assembly capabilities.

         The Company services both the consumer/do-it-yourself customer and the contractor trade with its primary customer focus being the project-oriented consumer, single-family homebuilder and remodeler.


Table Of Contents

Corporate and Financial Highlights ...............    3
Shareowners' Address .............................    4
Common Stock Data ................................    6
Quarterly Summaries ..............................    6
Sales Mix ........................................    7
5-Year Performance ...............................    8
Management's Discussion and Analysis .............    9
Reports of Management and Independent Auditors ...   12
Financial Statements
         Balance Sheets ..........................   13
         Statements of Income ....................   14
         Statements of Shareowners' Equity .......   14
         Statements of Cash Flows ................   15
         Notes to Financial Statements ...........   16
Wolohan Services .................................   22
Corporate Information ............................   24

Corporate Highlights

o The Company adopted the EVA(TM) (Economic Value Added) concept in 1997 to better evaluate overall company and individual market performance. The Company intends to develop future strategies for growth, market performance and incentive compensation based on the principle of EVA(TM).

o The Company ended 1997 with a strong balance sheet highlighted by a sound liquidity position and a low debt ratio.

o Six underperforming stores were closed in 1997 and their assets redeployed.

o The Company continued its transformation to put maximum emphasis and resources on sales and marketing efforts to its target customers.

o Capital expenditures of $3.7 million included the addition of a truss plant.

o Store leadership was strengthened with the addition of John Sieggreen as Vice President of Operations.

o The Company expanded programs related to the training and development of its associates.

o The infrastructure to support project-related selling was further strengthened in 1997.

o The Company increased its ability to provide "value-added" services by making additional investments in boom trucks and by adding more installed-sales options for its customers.


FINANCIAL HIGHLIGHTS
(In thousands, except per-share amounts, ratios and percentages)
                                                                                     1997        1996
                                                                                      vs          vs
                                               1997         1996          1995       1996        1995
                                               ----         ----          ----       ----        ----
Income Statistics
Net sales                                   $424,503      $430,358      $418,058       (1%)       + 3%
Gross profits                                101,583       103,375        99,989       (2%)       + 3%
Income before income taxes                     7,247        10,511         6,498      (31%)       +62%
Net income                                     4,332         6,171         3,735      (30%)       +65%
Per share, basic:
  Net income                                     .63           .89           .53      (29%)       +68%
  Dividends                                      .28           .28           .28       --          --

Balance Sheet Statistics
Working capital                             $ 72,070      $ 61,689      $ 60,631      +17%        + 2%
Total assets                                 157,463       162,709       162,440       (3%)       --
Long-term debt, net of current portion        20,443        19,883        26,674      + 3%        (25%)
Total liabilities                             47,284        54,916        58,084      (14%)        (5%)
Shareowners' equity                          110,179       107,793       104,356      + 2%        + 3%
Book value per share                           15.94         15.60         14.93      + 2%        + 4%

Key Ratios and Percentages
Current ratio                                  3.7:1         2.8:1         2.9:1      +32%         (3%)
Liquidity ratio                                .94:1         .44:1         .44:1     +114%         --
Gross profit margin                             23.9%         24.0%         23.9%      --          --
Pre-tax profit margin                            1.7%          2.4%          1.6%     (29%)       +50%
Return on sales                                  1.0%          1.4%          0.9%     (29%)       +56%
Return on average assets                         2.7%          3.7%          2.2%     (27%)       +68%
Return on beginning shareowners' equity          4.0%          5.9%          3.6%     (32%)       +64%

[ PHOTO ]

James L. Wolohan, Chairman of the Board,
President and Chief Executive Officer


SHAREOWNERS'
ADDRESS

                    "Quality Home Builders and Remodelers
                             Build with Wolohan"

         The year 1997 was a year of lower profitability, but a year in which significant progress was made toward repositioning the Company for future growth and profitability.

         Net income in 1997 was a disappointing $4.3 million, or 63 cents per share, a 30 percent decline from 1996 income of $6.2 million, or 89 cents per share. The decrease in net income in 1997 was due to a slight decline in sales and margins and the effect of closing six stores. Expenses and write-offs associated with these closings totaled $3.8 million. Sales in 1997 totaled $424.5 million, a 1-percent decline from 1996. On a comparable-store basis, 1997 sales increased 1 percent.

         Despite the drop in net income in 1997 compared with 1996, our balance sheet remains strong. Cash and equivalents increased $9.8 million during 1997 and totaled $25.3 million at year-end. Our modest debt level was reduced by $4 million from prior year-end. Year-end 1997 shareowners' equity of $110.2 million was 84 percent of invested capital.

         Guided by our strong balance sheet, we took significant steps in 1997 to reposition the Company. We developed and are implementing a five-year strategic plan that provides the framework for building a highly competitive and profitable company. We closed six poorly performing stores that did not fit our strategic profile and had little prospect for improvement. We strengthened the leadership of our Company with the promotion of John Sieggreen to vice-president of operations, Mark Hershberger to vice-president and regional manager and Curt LeMaster to vice-president responsible for purchasing, marketing and systems.

         In our strategic plan, we identify three key elements: (1) create value for shareholders, (2) become market driven, focusing on building and remodeling customers, and (3) develop industry-leading managers and salespeople. All of our efforts and activities at Wolohan Lumber are focused on these key elements as we strive to satisfy the requirements of our customers, associates and shareholders. Our Company's vision statement, "Quality Home Builders and Remodelers Build with Wolohan", reinforces our desire to focus on these customers.

         To create value for shareholders, the Company adopted the EVA(TM) (Economic Value Added) concept in 1997 to better evaluate Company and individual market performance. We intend to develop future strategies for growth, market performance, capital invest-

[ PHOTO ]

John A. Sieggreen,
Vice President--Operations

[ PHOTO ]

Curtis J. LeMaster,
Vice President--Marketing,
Purchasing and Systems


ment and incentive compensation based on the principle of EVA(TM).

         Our focus on building and remodeling was further strengthened in 1997 as we more closely aligned our product assortment to support our identified three types of customers: project-oriented consumer, the single-family builder and the remodeler. We have made it clear that Wolohan is not a general merchant. We have developed sales efficiency and competitive-advantage teams to further identify areas where Wolohan can improve customer service and thereby gain market share.

         To help us develop industry-leading managers, we have defined required competencies in areas of sales, people management and financial knowledge and will use these identified competencies to train and test our management associates going forward. We are working hard to reduce turnover rates among all Wolohan associates. We continue to have a strong bonus program which rewards managers, based on profits in relation to capital employed. To strengthen our salespeople, our district trainers are working with store management to ensure required competencies are met, and sales standards are being met and exceeded as we strive to raise the bar on expectations.

         We continue to be responsive to customers' needs and wants. In 1997 we added a truss plant in the rapidly growing Grand Rapids, Mich. market and added seven boom trucks to our fleet of delivery equipment. We also increased our installed services with equipment added at two stores to install blown-in fiberglass insulation.

         In 1997, we closed five stores that did not produce a return on investment consistent with our long-term EVA(TM) strategy. Stores in Madison, Wisc.; Muskegon, Mich.; Shelbyville, Ind.; and Woodstock and Freeport, Ill. were closed. In addition, we closed one store and consolidated our operations in the Traverse City, Mich. market. We had serviced the Traverse City market from two locations and we will continue to be a major player in this market as we operate out of a larger, more-productive facility. The redeployment of assets from these closed stores has strengthened our balance sheet and better positions the Company to take advantage of future opportunities.

         Looking to 1998, we expect a business environment similar to 1997. Strong construction activity, low interest rates and a high level of consumer confidence are all positive contributors to our business success. We expect housing starts and material sourcing to be about the same as 1997. We also know that predatory pricing will become more severe and competition more intense in our markets, which will keep pressure on gross margins. The real strengths we see in the coming year are the quality of our associates, our strategic plan and our ability to execute.

         Our challenge is to differentiate ourselves from our competition on the basis of our quality products, customer service and niche marketing. We intend to build on current areas of expertise and marketing strength and de-emphasize or eliminate products and programs that do not give us a competitive advantage. In this manner, we believe we can increase market share in key niche sectors where we have strong and growing core competencies. We will continue to consolidate our buying efforts to take advantage of volume buying incentives and will continue to consistently focus on providing the quality and type of material our three target customer groups desire. We continue to narrow the breadth of our product lines and increase the depth of our inventory. The number of vendors supplying our Company will decrease, which will provide us with a stronger relationship with remaining vendors and greater administrative efficiencies.

         We will focus on the key elements of our strategic plan in 1998 and expect to see positive results from the focus we are putting on the sales-efficiency and associate-improvement areas. We have in place a strong district- and regional- supervision structure which will support the achievement of these strategic goals. We have a very strong balance sheet as we enter 1998 and will apply EVA(TM) principles as we continually evaluate investments in inventory, equipment, accounts receivable and facilities to achieve our required return on these investments. We will aggressively target attractive acquisitions of existing businesses within our Midwest markets.

         I would also like to make special mention that Herb Wardlow will be retiring from our Board of Directors. We would particularly like to thank Herb for his valuable contributions to our Company as a Director for the past 16 years. Herb's presence and counsel have been greatly valued and appreciated and his contributions will be missed.













         Each year brings with it the challenges for creativity and innovation to meet the demands of the changing marketplace. We look forward to the challenges and opportunities 1998 will bring, knowing that with the extraordinary dedication of our Wolohan team of associates, the counsel of our Board of Directors, and the continued support of our shareowners, we will make great strides toward growth in sales and profitability for our Company.


/s/ James L. Wolohan
    James L. Wolohan, Chairman of the Board,
    President and Chief Executive Officer


[ PHOTO ]

David G. Honaman,
Vice President--Administration,
Secretary and Chief
Financial Officer

COMMON STOCK DATA
                             1997                              1996
                  ----------------------------     -------------------------------
                                       Cash                                Cash
                   Market Range      Dividends       Market Range        Dividends
                  High       Low     Declared      High         Low      Declared
                  ----       ---     ---------     ----         ---      ---------
First Quarter     $15-3/4    $11-3/4    $ .07      $10-1/4     $ 9-1/4      $ .07
Second Quarter     12-3/4     11-7/8      .07       11-1/8       9-5/8        .07
Third Quarter      14-1/2     11-5/8      .07       10-5/8       9-7/8        .07
Fourth Quarter     14-1/2     12-7/8      .07       13-1/8      10-5/8        .07

Total Year         15-3/4     11-5/8    $ .28       13-1/8       9-1/4      $ .28

         The Company's common stock trades on The Nasdaq Stock Market under the symbol WLHN. The approximate number of record holders of the Company's common stock at Dec. 27, 1997 was 850.


QUARTERLY SUMMARIES
(in thousands,
except per-share   First         Second        Third      Fourth        Total
amounts)          Quarter        Quarter      Quarter     Quarter       Year
                  -------        -------      -------     -------       -----
1997
----
Net sales       $  77,354       $ 126,827    $ 124,119    $  96,203    $ 424,503
Gross profit       18,723          30,026       28,368       24,466      101,583
Net income:
   Amount            (931)          2,989          599        1,675(1)     4,332
   Per share,
    basic            (.13)            .43          .08          .25(1)       .63

1996
----
Net sales       $  73,453       $ 119,193    $ 132,850    $ 104,862    $ 430,358
Gross profit       17,784          29,794       31,222       24,575      103,375
Net income:
   Amount          (1,570)          3,096        3,486        1,159        6,171
   Per share,
    basic            (.22)            .44          .50          .17          .89

(1) Includes a pre-tax LIFO credit of $1.7 million, which increased earnings per share by 14 cents (a pre-tax LIFO charge of $1.3 million in 1996 reduced earnings per share by 11 cents and a pre-tax LIFO credit of $1.2 million in 1995 increased earnings per share by 10 cents).

                                    6

SALES MIX

                             BY CUSTOMER SEGMENT

(in thousands, except percentages)   1997       MIX       1996      MIX
                                     ----       ---       ----      ---
Consumer/DIY                       $164,909      39%    $179,747     42%
Contractor Builder and Remodeler    259,594      61%     250,611     58%
                                   --------     ---     --------    ---
Total Sales                        $424,503     100%    $430,358    100%
                                   ========     ===     ========    ===

         Project selling is the Company's focus regarding the consumer/DIY customer, with less emphasis on general home-improvement merchandise. Single-family home builders, remodelers and commercial/industrial accounts are all part of the contractor builder and remodeler segment of the Company's sales.


                             BY PRODUCT CATEGORY
                          (PERCENT OF TOTAL SALES)

                                     1997      1996
                                     ----      ----
Dimension Lumber                     18.5      17.3
Sheathing Plywood                     8.6       9.6
Other Forest Products                11.5      11.1
Building Materials                   16.8      16.8
Hardware                              5.3       5.6
Home Decorations                      2.4       2.7
Millwork                             17.3      17.1
Kitchen Cabinets and Vanities         5.9       6.0
Plumbing, Heating and Electrical      5.9       6.5
Trusses and Components                6.1       5.4
Lawn and Garden                       1.7       1.9
                                     ----      ----
Total Sales                           100       100
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

         Wolohan Lumber Co. will focus on selling more product to its large base of homebuilders and remodelers while also expanding market share by developing new customers. The Company continues to invest in value-added services such as computer design, door and window assembly, wall-panelization, truss manufacturing and specialized equipment such as boom trucks. These capabilities will help increase market share of builder and remodeler sales. These value-added services demonstrate the Company's commitment to the professional builder.

5-YEAR PERFORMANCE
(In thousands, except per-share amounts, ratios and percentages)

                                              1997        1996        1995         1994        1993
                                              ----        ----        ----         ----        ----

Income Statistics
Net sales                                  $ 424,503   $ 430,358   $ 418,058    $ 448,840    $ 380,693
Gross profit                                 101,583     103,375      99,989      108,029       90,820
Store closing costs                            3,800         921       3,317           --           --
Interest expense                               2,212       2,457       2,919        3,082        3,391
Income before income taxes                     7,247      10,511       6,498       18,268       12,558
Income taxes                                   2,915       4,340       2,763        7,206        4,074
Net income                                     4,332       6,171       3,735       11,062        8,484(1)
Net income per share, basic                      .63         .89         .53         1.55         1.19(1)
Cash dividends declared:
           Amount per share                      .28         .28         .28          .28          .28
           Percent of net income                44.7%       31.6%       53.2%        18.1%        23.6%
Average shares outstanding                     6,912       6,968       7,100        7,146        7,142

Balance Sheet Statistics
Current assets                             $  98,911   $  96,722   $  92,041    $ 100,871    $ 100,999
Other assets                                   7,544       2,311       2,149        2,174        1,341
Properties (net)                              51,008      63,676      68,250       68,002       64,127
Total assets                                 157,463     162,709     162,440      171,047      166,467
Working capital                               72,070      61,689      60,631       64,767       64,131
Long-term debt, net of current portion        20,443      19,883      26,674       30,035       33,503
Total liabilities                             47,284      54,916      58,084       66,836       71,379
Shareowners' equity:
           Amount                            110,179     107,793     104,356      104,211       95,088
           Book value per share                15.94       15.60       14.93        14.58        13.31

Key Operating Percentages
Gross profit margin                             23.9%      24.0%        23.9%        24.1%        23.9%
Pre-tax profit margin                            1.7%       2.4%         1.6%         4.1%         3.3%
Return on sales                                  1.0%       1.4%         0.9%         2.5%         2.2%
Return on average assets                         2.7%       3.7%         2.2%         6.4%         4.9%
Return on average working capital                6.5%      10.1%         6.0%        17.2%        12.5%
Return on beginning shareowners' equity          4.0%       5.9%         3.6%        11.6%         9.6%
Return on average total invested capital         3.4%       4.8%         2.8%         8.4%         6.7%

Key Financial Ratios and Measures
Sales to average working capital               6.3:1       7.0:1       6.7:1        7.0:1        5.6:1
Sales to average shareowners' equity           3.9:1       4.1:1       4.0:1        4.5:1        4.1:1
Sales to average total invested capital        3.3:1       3.3:1       3.2:1        3.4:1        3.0:1
Current ratio                                  3.7:1       2.8:1       2.9:1        2.8:1        2.7:1
Quick ratio                                    2.1:1       1.4:1       1.3:1        1.3:1        1.3:1
Liquidity ratio                                .94:1       .44:1       .44:1        .61:1        .60:1
Debt to total assets ratio                     .13:1       .12:1       .16:1        .18:1        .20:1
Capitalization ratio                           .16:1       .16:1       .20:1        .22:1        .26:1
Shareowners' equity to total assets ratio      .70:1       .66:1       .64:1        .61:1        .57:1
Inventory turnover                              6.73        6.30        5.89         5.73         5.54
Asset turnover                                  2.62        2.58        2.47         2.60         2.21

Stores
Number of stores at end of year                   56          62          61           60           54

(1) Includes the cumulative effect of a change in the method of accounting for income taxes of $516,000, or 7 cents per share.

Management's Discussion and
Analysis of Results of Operations
and Financial Condition


Results of Operations

         The 30 percent decline in 1997 net income from 1996 reflects a slight decline in sales and margins and the effect of closing six stores, which resulted in costs (before tax) of $3.8 million. The improvement in net income in 1996 (65 percent) from 1995 was due to increased sales, a slight improvement in margins and a $2.4-million reduction in store-closing costs.

         Sales in 1997 declined 1 percent from 1996 because of a 4-percent improvement in contractor builder and remodeler (contractor) sales, offset by an 8-percent decline in consumer/do-it-yourself (DIY) sales. Contractor sales in 1997 were spurred by a continuation of strong construction activity and slightly higher average selling prices of lumber products (up approximately 2 percent from 1996 on a weighted average basis for lumber and structural panel products). The consumer sales decline in 1997 was due primarily to increased competition and the Company's strategy to focus more on project-related products versus general home-improvement merchandise. Contractor builder and remodeler sales accounted for 61 percent of total sales for 1997, compared with 58 percent in 1996.

         Sales in 1996 exceeded 1995 sales by 3 percent, with contractor sales increasing 16 percent and consumer sales falling 11 percent. Average selling prices of lumber and structural panels rose 4 percent in 1996 compared with 1995 and accounted for approximately 40 percent of the total sales increase from 1995.

         Comparable-store consumer sales declined 6 percent in 1997 and 12 percent in 1996; comparable-store contractor sales rose 6 percent in 1997 and 12 percent in 1996. Total comparable-store sales increased 1 percent in both 1997 and 1996.

         The gross profit margin in 1997 was 23.9 percent, compared with 24 percent in 1996 and 23.9 percent in 1995. Increased competition and some change in sales mix had a negative effect on margins in 1997, and were offset, in part, by a lower LIFO provision compared with 1996. The LIFO provision was a credit of $1,281,000 in 1997, compared with a charge of $1,866,000 in 1996 and a credit of $1,713,000 in 1995. The gross margin in 1997, excluding the provision for LIFO, was 23.6 percent versus 24.5 percent in 1996 and 23.5 percent in 1995.

         Other operating income increased to $2.7 million from $2.1 million in 1996 and $2.2 million in 1995, resulting from additional installed labor income.

         Selling, general and administrative expenses (excluding store-closing costs) decreased 1 percent in 1997 from 1996, resulting in an expense factor of 19.3 percent of sales in 1997 compared with 19.2 percent and 19.4 percent in 1996 and 1995, respectively. The slightly higher 1997 expense factor was primarily due to an increase in bad-debt expense. The lower 1996 expense factor compared with 1995 was primarily a result of more-productive marketing expenditures. Included in 1996 expenditures was approximately $1 million related to a major computer-technology upgrade the Company completed that year.

         The closing of six stores in 1997 resulted in costs of $3.8 million, compared with a $900,000 expense recorded


[GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]
in 1996 and $3.3 million in 1995 related to the closing of two and four stores, respectively. The closing costs are primarily related to expensing portions of future lease payments on longer-term leases, the write-off of leasehold improvements, the write-down of certain owned properties and the costs of liquidating inventories. Excluding store closing costs, net operating expenses were reduced $1 million from 1996. The Company will continue to evaluate performances of stores in terms of meeting minimum return on investment criteria, and additional store closings may result from this on-going review.

         Interest expense was reduced 10 percent to $2.2 million from $2.5 million in 1996. The decrease reflects the reductions made in long-term debt and lower average short-term borrowings compared with 1996.

         The effective income tax rate (federal and state combined) was 40.2 percent in 1997, compared with 41.3 percent in 1996 and 42.5 percent in 1995. The decrease in the effective tax rate in 1997 resulted primarily from an increase in tax-exempt interest income.

Financial Condition -
Liquidity and Capital Resources

         Cash and cash equivalents totaled $25.3 million at Dec. 27, 1997, compared with $15.5 million at Dec. 28, 1996. The liquidity ratio improved from .44 to 1 at year-end 1996, to nearly 1 to 1 at year-end 1997. Net cash provided by operating activities totaled $19.1 million in 1997, resulting primarily from net income plus depreciation and a $5.5 million reduction in inventory, offset, in part, by a reduction in accounts payable and accrued expenses. Major uses of cash in 1997 were: (1) a $4 million reduction in long-term debt, (2) additions to properties of $3.7 million, and (3) dividend payments of $1.9 million.

         Working capital was $72.1 million at the end of 1997, compared with $61.7 million at year-end 1996. The Company expects that net cash provided from operating activities and available lines of credit will be adequate to meet working-capital needs and capital expenditures for 1998 (estimated to be $2.2 million).

         The Company has $50 million available in lines of credit arrangements for short-term debt. There were no borrowings under these arrangements at year-end 1997 and 1996.

         The long-term debt-to-asset ratio was .13:1 at Dec. 27, 1997, compared with .12:1 for year-end 1996.

         Capital expenditures totaled $3.7 million in 1997 and included: (1) the addition of a roof-truss plant facility and (2) replacements and additions of equipment at existing stores. Capital expenditures have totaled $54 million over the last five years.

         Invested capital (long-term debt and shareowners' equity) was 83 percent of total assets at Dec. 27, 1997, compared with 78 percent at Dec. 28, 1996.

         Shareowners' equity has been the principal financing source over the years, accounting for more than 84 percent of invested capital at year-end 1997 and 1996.

[GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]

Effect of inflation

         The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

Environmental

         The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance effects, in the opinion of management, compliance with the present environmental-protection laws will not have a material adverse effect on the financial condition of the Company or on operating results or cash flows in any one year.

Year 2000 Issue

         The Company is aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, often referred to as the "Year 2000 Problem." The Year 2000 Problem is the result of software being written using two digits rather than four digits to define the application year (i.e., "98" rather than "1998"). A failure by a business to properly identify and correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruption of operations, including among others things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis.

         Operations of the Company depend upon the successful operation on a daily basis of its computer software programs. The Company relies upon software purchased from third-party vendors as well as internally-generated software, and based upon its ongoing discussions with these vendors and with its internal systems group, the Company believes that most of its software already reflects changes necessary to avoid the Year 2000 Problem. The Company expects to update during 1998 any remaining software that could be affected by the Year 2000 Problem to eliminate remaining concerns. The cost of this update is not expected to have a material adverse effect on the Company's operating results or cash flows.

Outlook

         The Company enters 1998 with a strong balance sheet and looks forward to the challenges and opportunities present in each of its markets. The Company is committed to expanding market share by building on its strengths in wood products, building materials, millwork and kitchens, and by being focused on its target customers (project-oriented consumers, remodeling contractors and new-home construction contractors). The Company will continue to place strong emphasis on buying and distribution strategies to improve its competitive position and will work aggressively to lower its operating-expense ratios by focusing on training and more-efficient systems. By proper execution of these strategies, the Company expects to improve profitability in 1998.

[GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]

                             WOLOHAN LUMBER CO.

GRAPH TITLE                           1993      1994      1995      1996     1997
-----------                           ----      ----      ----      ----     ----
SALES ($ in millions)                380.7     448.8     418.1     430.4    424.5

NET INCOME ($ in millions)             8.5      11.1       3.7       6.2      4.3

EARNINGS PER SHARE (in dollars)       1.19      1.55      0.53      0.89     0.63

NET RETURN ON SALES %                  2.2       2.5       0.9       1.4      1.0

GROSS MARGIN % (LIFO)                 23.9      24.1      23.9      24.0     23.9

WORKING CAPITAL ($ in millions)       64.1      64.8      60.6      61.7     72.1

DEBT TO EQUITY RATIO %                  35%       29%       26%       18%      19%

SHAREOWNERS' EQUITY ($ in millions)   95.1     104.2     104.4     107.8    110.2

EQUITY PER SHARE in dollars          13.31     14.58     14.93     15.60    15.94

TOTAL ASSETS ($ in millions)         166.5     171.0     162.4     162.7    157.5

PROPERTIES (NET) ($ in millions)      64.1      68.0      68.3      63.7     51.0

EQUITY TO ASSET RATIO %                 57%       61%       64%       66%      70%

Reports of Management and Independent Auditors

Report of Management
        The accompanying financial statements of Wolohan Lumber Co., together with the other financial information included in the Annual Report, were prepared by management.

        The responsibility for the integrity of the financial statements, and other financial information included in this report, rests with management. The financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts which are based on our best estimates and judgments. The other financial information included herein is consistent with that reported in the financial statements.

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

        The Board of Directors, through the Audit Committee of the Board, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with the independent auditors and representatives of management to ensure that each is discharging its responsibilities. To ensure complete independence, Rehmann Robson, P.C. has full and free access to meet with the Audit Committee to discuss the results of their audit, the adequacy of internal controls, the quality of financial reporting and other matters of mutual interest.



/s/ David G. Honaman
David G. Honaman
Vice President--Administration, Secretary
and Chief Financial Officer




/s/ E. Dean
Edward J. Dean
Corporate Controller

Report of Independent Auditors
Board of Directors and Shareowners
Wolohan Lumber Co.
Saginaw, Michigan

        We have audited the accompanying balance sheet of Wolohan Lumber Co. as of December 27, 1997, and the related statements of income, changes in shareowners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of Wolohan Lumber Co. as of December 28, 1996, and the related statements of income, shareowners' equity and cash flows for the years ended December 28, 1996 and December 31, 1995 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolohan Lumber Co. as of December 27, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Rehmann Robson, P.C.
Rehmann Robson, P.C.
Saginaw, Michigan
February 5, 1998



BALANCE SHEETS
      (in thousands except per-share amounts)                      December 27,    December 28,
                                                                       1997            1996
                                                                   ------------    ------------
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                       $ 25,333     $ 15,485
      Trade receivables, less allowances for doubtful
       accounts of  $1,933  ($1,250 in 1996)                            30,064       32,722
      Inventories                                                       39,209       44,753
      Other current assets                                               4,305        3,762
                                                                      --------     --------
                                       TOTAL CURRENT ASSETS             98,911       96,722

PROPERTIES - NOTE D
      Land                                                               8,411       10,124
      Land improvements                                                 13,697       15,588
      Buildings                                                         46,929       53,451
      Equipment                                                         43,819       43,352
                                                                      --------     --------
                                                TOTAL PROPERTIES       112,856      122,515
      Less allowances for depreciation                                 (61,848)     (58,839)
                                                                      --------     --------
                                                 PROPERTIES, NET        51,008       63,676
OTHER ASSETS - NOTE F                                                    7,544        2,311
                                                                      --------     --------
                                               TOTAL ASSETS           $157,463     $162,709
                                                                      ========     ========

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
      Trade accounts payable                                          $ 10,814     $ 15,565
      Employee compensation and accrued expenses                        13,787       12,678
      Current portion of long-term debt                                  2,240        6,790
                                                                      --------     --------
                                           TOTAL CURRENT LIABILITIES    26,841       35,033

LONG-TERM DEBT, less current portion - NOTE D                           20,443       19,883
                                                                      --------     --------
                                               TOTAL  LIABILITIES       47,284       54,916

SHAREOWNERS' EQUITY - NOTE C
      Common stock, $1 par value:
         Authorized - 20,000 shares;
          issued and outstanding - 6,910 shares (6,912 in 1996)          6,910        6,912
      Additional capital                                                21,819       21,828
      Retained earnings                                                 81,450       79,053
                                                                      --------     --------
                                         TOTAL SHAREOWNERS' EQUITY     110,179      107,793
                                                                      --------     --------
                           TOTAL LIABILITIES AND SHAREOWNERS' EQUITY  $157,463     $162,709
                                                                      ========     ========
                                            BOOK VALUE PER SHARE      $  15.94     $  15.60
                                                                      ========     ========

See notes to financial statements.

STATEMENTS OF INCOME

                                                              FOR THE YEAR ENDED
                                                --------------------------------------------
(in thousands except per-share amounts)         December 27,     December 28,   December 31,
                                                    1997             1996          1995
                                                ------------     ------------   ------------
NET SALES                                       $ 424,503       $ 430,358       $ 418,058
Cost of sales                                     322,920         326,983         318,069
                                                ---------       ---------       ---------
Gross profit                                      101,583         103,375          99,989
Other operating income                              2,711           2,066           2,155
OPERATING EXPENSES
Selling, general and administrative                81,920          82,718          81,229
Store closing costs--Note F                         3,800             921           3,317
Depreciation                                        9,616           9,834           9,160
                                                ---------       ---------       ---------
Net operating expenses                             95,336          93,473          93,706
                                                ---------       ---------       ---------
Income from operations                              8,958          11,968           8,438
OTHER  EXPENSES ( INCOME)
Interest expense                                    2,212           2,457           2,919
Interest income                                      (562)           (417)           (670)
Loss (gain) from sale of properties                    61            (583)           (309)
                                                ---------       ---------       ---------
Other expenses, net                                 1,711           1,457           1,940
                                                ---------       ---------       ---------
INCOME BEFORE INCOME TAXES                          7,247          10,511           6,498
Income taxes--Note E                                2,915           4,340           2,763
                                                ---------       ---------       ---------
NET INCOME                                      $   4,332       $   6,171       $   3,735
                                                =========       =========       =========
NET INCOME PER SHARE, basic                     $    0.63       $    0.89       $    0.53
                                                =========       =========       =========
NET INCOME PER SHARE, assuming dilution         $    0.62       $    0.88       $    0.52
                                                =========       =========       =========


STATEMENTS OF SHAREOWNERS' EQUITY


(in thousands except per-share amounts)
                                                Common Stock                              Total
                                            ------------------  Additional   Retained  Shareowners'
                                            Shares      Amount   Capital     Earnings     Equity
                                            ------      ------  ----------   --------  ------------
BALANCES AT JANUARY 1, 1995                 7,146    $  7,146    $ 23,979    $ 73,086    $104,211
Net income for 1995                                                             3,735       3,735
Cash dividends - $.28 per share                                                (1,988)     (1,988)
Shares issued under Long-Term
     Incentive Plan, including related
      tax benefit                              11          11          92                     103
Shares purchased and retired                 (168)       (168)     (1,537)                 (1,705)
                                            -----    --------    --------    --------    --------
BALANCE AT DECEMBER 31, 1995                6,989       6,989       22,534     74,833     104,356
Net income for 1996                                                             6,171       6,171
Cash dividends - $.28 per share                                                (1,951)     (1,951)
Shares issued under Long-Term
     Incentive Plan, including
     related tax benefit                       23          23         237                     260
Shares purchased and retired                 (100)       (100)       (943)                 (1,043)
                                            -----    --------    --------    --------    --------
BALANCES AT DECEMBER 28, 1996               6,912       6,912      21,828      79,053     107,793
Net income for 1997                                                             4,332       4,332
Cash dividends - $.28 per share                                                (1,935)     (1,935)
Shares issued under Long-Term
     Incentive Plan, including
     related tax benefit                        8           8         104                     112
Shares purchased and retired                  (10)        (10)       (113)                   (123)
                                            -----    --------    --------    --------    --------
BALANCES AT DECEMBER 27, 1997               6,910    $  6,910    $ 21,819    $ 81,450    $110,179
                                            =====    ========    ========    ========    ========

See notes to financial statements.

STATEMENTS OF CASH FLOWS

                                                                                   FOR THE YEAR ENDED
                                                                       -----------------------------------------
    (In thousands)                                                      December 27,  December 28,  December 31,
                                                                            1997          1996          1995
                                                                       ------------  ------------  ------------
OPERATING ACTIVITIES
Net Income                                                              $  4,332    $  6,171       $  3,735
Adjustments to reconcile net income to net
 cash provided by operating activities:
    Depreciation                                                           9,616       9,834          9,160
    Provision for losses on accounts receivable                            1,502         735            662
    Deferred income tax credit                                              (633)       (202)        (1,009)
    Loss (gain) on sale of properties                                         61        (583)          (309)
    Store closing costs                                                    1,699         500          2,389
    Changes in operating assets and liabilities
     which provided (used) cash:
        Accounts receivable                                                1,156      (6,986)        (1,172)
        Other assets                                                        (365)       (610)            54
        Inventories                                                        5,544       3,786          1,467
        Accounts payable and accrued expenses                             (3,813)        943         (7,962)
                                                                        --------    --------       --------
                     NET CASH PROVIDED BY OPERATING ACTIVITIES            19,099      13,588          7,015
INVESTING ACTIVITIES
Additions to properties                                                   (3,680)     (5,968)       (11,157)
Proceeds from the sale of properties                                         477       1,283            671
                                                                        --------    --------       --------
                     NET CASH USED IN INVESTING ACTIVITIES                (3,203)     (4,685)       (10,486)
FINANCING ACTIVITIES
Proceeds from long-term debt                                                --          --            1,000
Payments on  long-term debt                                               (3,990)     (4,343)        (1,989)
Dividends paid                                                            (1,935)     (1,951)        (1,988)
Purchases of common stock                                                   (123)     (1,043)        (1,705)
                                                                        --------    --------       --------
                     NET CASH USED IN FINANCING ACTIVITIES                (6,048)     (7,337)        (4,682)
                                                                        --------    --------       --------
                     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      9,848       1,566         (8,153)
 Cash and cash equivalents at beginning of year                           15,485      13,919         22,072
                                                                        --------    --------       --------
                     CASH AND CASH EQUIVALENTS AT END OF YEAR           $ 25,333    $ 15,485       $ 13,919
                                                                        ========    ========       ========

See notes to financial statements.

Notes to Financial Statements

Note A--Nature of Business and
Significant Accounting Practices

Organization. Wolohan Lumber Co. (the "Company") is engaged in the retail sale of a full line of lumber and building materials and related items through a chain of 56 (62 in 1996) building supply stores in Illinois, Indiana, Kentucky, Michigan, Ohio and Wisconsin.

         The Company sells to contractor builders and remodelers and to the "do-it-yourself" market consisting principally of homeowners. The volume of residential construction can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

Change in Fiscal Year. Effective with the third quarter of fiscal 1996, the Company adopted a"4-5-4" fiscal calendar wherein each fiscal quarter contains two four-week periods and one five-week period, with each period beginning on a Sunday and ending on a Saturday. Previously, the Company used calendar months for its fiscal periods. Although the change in fiscal calendar resulted in three fewer days in fiscal 1996 as compared to a calendar year, the effect of this calendar change on fiscal 1996 and 1997 was not material.

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

         The Company maintains cash and cash equivalents including bank money market funds and short-term tax exempt securities. Bank money market funds are on deposit with financial institutions located primarily in Michigan, and Company policy is designed to limit exposure to any one institution. The Company has deposits with financial institutions which exceed federally insured limits. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. In management's opinion, the Company is not subject to undue credit risk as a result of these concentrations.

         Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities and individuals comprising the Company's customer base. As of December 27, 1997, the Company's receivables are primarily from customers in the residential construction industry.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of money market funds and short-term tax-exempt securities.

Inventories. Inventories are stated at the lower of cost, determined by the last-in, first-out method ("LIFO"), or market. Current cost exceeded the LIFO value of inventories by approximately $13,421,000 at December 27, 1997 and $14,702,000 at December 28, 1996.

Properties. Properties are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the property for financial reporting purposes and on different lives and methods as required for income tax purposes. Management reviews these assets quarterly to determine whether carrying values have been impaired.

Start-Up Expenses. Expenses associated with the opening of new stores are charged against income as incurred.

Advertising Expenses. The cost of advertising is expensed as incurred. The Company incurred $4,428,000, $3,690,000 and $4,277,000 in advertising costs during 1997, 1996 and 1995, respectively.

Reclassifications. Certain amounts as originally reported have been reclassified to conform with their 1997 presentation.

Impact of Recently Issued Accounting Standards. In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 96-1 "Environmental Remediation Liabilities", which provides guidance on the recognition, measurement, display, and disclosure of environmental remediation liabilities. The Company adopted Statement of Position 96-1 in the first quarter of 1997 and the adoption of this statement did not have a material effect on the Company's financial position or results of operations.

Employee Benefit Plans. The Company has a 401(k) retirement savings and profit sharing plan under which eligible employees may contribute up to 10% of their salaries. The Company contributes up to a maximum of $500 per employee per year. In addition, the Company makes profit-sharing contributions to the plan annually at an amount based on a percentage of the Company's pre-tax profits. Profit-sharing contributions approximated $722,000, $900,000 and $525,000 for 1997, 1996 and 1995, respectively, and contributions to the 401(k) plan were approximately $486,000, $548,000 and $414,000 for 1997, 1996 and 1995, respectively.

Earnings Per Share. During 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128. Earnings-per-share information is based on the weighted average number of shares outstanding for the year. The assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options have an insignificant effect on earnings per share. The following table presents a reconciliation of the denominator used in the calculation of basic net income per share and net income per share assuming dilution:

                                                 FOR THE YEAR ENDED
                                     -------------------------------------------
(in thousands)                       DECEMBER 27,    DECEMBER 28,   DECEMBER 31,
--------------                           1997           1996            1995
                                     ------------    ------------   ------------
Weighted average number of common
  shares outstanding used for
  basic calculation                     6,912           6,968           7,100

Dilutive effect of assumed issuance
  of performance-based incentive
  share awards and assumed
  exercise of common stock options        108              79              94
                                        -----           -----           -----
Number of shares outstanding
  assuming dilution                     7,020           7,047           7,194
                                        =====           =====           =====


Note B--Accounts Receivable Valuation Account

         The following table presents a summary of the changes in the allowance for doubtful accounts receivable for each of the years in the three-year period ended December 27, 1997:

(in thousands)                           1997            1996          1995
--------------                           ----            ----          ----
Balance at beginning of year            $1,250          $  862        $ 935
Provisions for doubtful accounts         1,502             735          662
Amounts charged off                       (819)           (347)        (735)
                                        ------          ------        -----
Balance at end of year                  $1,933          $1,250        $ 862
                                        ======          ======        =====

Note C--Shareowners' Equity and
Related Matters

         The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after date of award. During 1997, 21,000 performance shares (18,200 shares in 1996 and 1,800 in 1995) were awarded. At December 27, 1997, there were 98,100 performance shares awarded but unissued. The Company adopted a stock option plan for non-employee directors during 1995 in addition to the Long-Term Incentive Plan for key employees. Stock option transactions and prices are summarized as follows:

                                                 Number of         Option
                                                  Options          Price
                                                 ---------         ------
Options outstanding at January 1, 1995             87,000          $14.38
Options granted                                    49,000        9.25 - 14.50
Options expired or canceled                       (10,000)          14.38

Options outstanding at December 31, 1995          126,000        9.25 - 14.50
Options granted                                    14,300        9.25 - 12.75
Options expired or canceled                       (17,700)       9.25 - 14.38

Options outstanding at December 28, 1996          122,600        9.25 - 14.50
Options granted                                    16,800       12.00 - 13.38
Option exercised                                     (200)           9.25
Options expired or canceled                       (21,700)       9.25 - 14.50

Options outstanding at December 27, 1997          117,500        9.25 - 14.50

         All options expire 10 years after the date of grant. There are 344,000 shares reserved for future use under the Long-Term Incentive Plan and 36,000 shares reserved for future use under the stock option plan for non-employee directors.

         Holders of common shares received a distribution of one right for each common share held on February 15, 1990. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 25% of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 10% of the Company's common shares or more by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareowners. Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $180 at a price equal to 50% of the fair market value of the shares. The rights are nonvoting, may generally be redeemed by the Company at a price of 1 cent per right and expire on February 15, 2000. The Company has reserved 6.6 million shares for this stock rights plan.

         The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, stock options do not constitute compensation expense in the determination of net income. Had stock option compensation expense been determined pursuant to the methodology provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the proforma effect on results of operations for each of the years in the three year period ended December 27, 1997 would have been a reduction in the Company's earnings per share of less than 1 cent per share, which would not have been material.

Note D--Debt and Lease Transactions

         The Company has available, under lines of credit arrangements with several banks, $50 million in unsecured short-term borrowings. The interest rate applicable when using these lines is dependent upon a variety of formulae which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate. There are no commitment fees; however, a compensating balance is required for a portion of the total credit lines. These credit arrangements are reviewed annually for change and/or renewal. At year-end 1997 and 1996, there were no borrowings outstanding under these arrangements.

         Long-term debt consisted of the following obligations:

                                           December 27,        December 28,
                                               1997                1996
                                           ------------        ------------
Unsecured notes to insurance company,
  due in annual installments ranging
  from $1,430 to $4,060 with the
  final payment in 2002. Interest is
  payable quarterly at 8.65%                  $10,000            $11,500

Unsecured notes to insurance company,
  due in annual installments of
  $2,000 with the final payment in
  2002. Interest is payable
  semi-annually at 8.99%                        8,000              9,250

Michigan Strategic Fund limited
  obligation revenue bonds, payable
  in 2001. Interest varies weekly
  at prevailing market rates for
  similar tax exempt securities
  (average of 3.84% for 1997) and is
  paid quarterly                                3,300              3,300

Industrial revenue bonds, payable
  in annual installments ranging
  from $140 to $160 with the final
  payment in 2001. Interest payable
  quarterly at 83% of the Prime Rate              600                740

Other                                             783              1,883
                                              -------            -------
Total long-term debt                           22,683             26,673

Less amount due in one year                     2,240              6,790
                                              -------            -------
Total long-term debt
  net of current maturities                   $20,443            $19,883
                                              =======            =======

         Properties at December 27, 1997 with a net carrying value of approximately $4,594,000 are pledged as collateral for the revenue bonds.

         Maturities of long-term debt for each of the four years following 1998 approximate the following: $3,680,000 in 1999; $4,310,000 in 2000;
$7,610,000 in 2001 and $4,560,000 in 2002. During the year ended December 27, 1997 the Company was able to renew $3,300,000 of the $6,790,000 shown as due in 1997 with payment now due in 2001. The Company made interest payments of $2,029,000 in 1997, $2,452,000 in 1996 and $2,925,000 in 1995.

         The Company leases certain facilities under various operating leases. Lease expense for such facilities totaled approximately $522,000 in 1997, $620,000 in 1996 and $650,000 in 1995. Future minimum lease payments for each of the next five years approximate $480,000 and aggregate $2,548,000 thereafter.

Note E--Income Taxes

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


(in thousands)                                December 27,     December 28,
                                                  1997             1996
                                              ------------     ------------
Deferred tax liabilities:
  Tax and book basis difference
   in properties                                 $    --          $   279
  Other                                               81               82
                                                 -------          -------
  Total deferred tax liabilities                      81              361

Deferred tax assets:
  Tax and book basis difference in properties        540               --
  Compensation and employee benefits                 437              500
  Allowance for doubtful accounts                    754              483
  Inventory                                          176              154
  Store closings                                     961              712
  Insurance claims accrual                           219               --
  Other                                               52              125
                                                 -------          -------
  Total deferred tax assets                        3,139            1,974
                                                 -------          -------
  Net deferred tax assets                        $ 3,058          $ 1,613
                                                 =======          =======

The provisions for income taxes consist of:

 (in thousands)                                     For the Year Ended
                                        ----------------------------------------
                                        December 27,  December 28,  December 31,
                                            1997         1996           1995
                                        ------------  ------------  ------------
Current:
  Federal                                  $2,364       $3,253         $2,605
  State                                     1,184        1,289          1,167
Deferred federal and state credit            (633)        (202)        (1,009)
                                           ------       ------         ------
Total provision for income taxes           $2,915       $4,340         $2,763
                                           ======       ======         ======

         A reconciliation of the income tax provision and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes, is as follows:


                                                    For the Year Ended
(in thousands)                          -------------------------------------------
                                        December 27,    December 28,    December 31,
                                            1997            1996            1995
                                        ------------    ------------    ------------
Computed amount                           $ 2,464         $ 3,574         $ 2,209
State income taxes, net
  of federal income tax                       725             833             681
Tax exempt investment income                 (111)            (74)           (161)
Other                                        (163)              7              34
                                          -------         -------         -------
Total provision for income taxes          $ 2,915         $ 4,340         $ 2,763
                                          =======         =======         =======

The Company made income tax payments of $4,497,000 in 1997, $5,148,000 in 1996 and $4,407,000 in 1995.

Note F--Store-Closing Costs

         During 1997, the Company closed six stores. The costs associated with these closings primarily related to expensing portions of future lease payments on longer-term leases, the write-off of leasehold improvements and the write-down of real property values and were approximately $3,800,000. Two stores were closed in 1996 and four stores were closed in 1995 with related costs totaling $921,000 and $3,317,000, respectively. Real estate owned related to these closed stores is held for sale and included with other assets on the accompanying balance sheets.


Note G--Fair Value of Financial
Instruments

         The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Long-Term Debt. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements. The carrying amounts and fair values of the Company's financial instruments are as follows:


(in thousands)                                  December 27,                 December 28,
                                                    1997                        1996
                                           ----------------------       -------------------
                                           Carrying         Fair        Carrying      Fair
                                            Amount          Value        Amount       Value
                                           --------         -----       --------      -----
Cash and Cash Equivalents                   $25,333        $25,333       $15,485     $15,485
Accounts Receivable                          30,064         30,064        32,722      32,722
Accounts Payable                             10,814         10,814        15,565      15,565
Long-Term Debt including current portion     22,683         23,555        26,673      27,769
                                            =======        =======       =======     =======

Note H--Contingencies

         Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

Wolohan Customer Services

Computer-Design Services

In addition to computerized kitchen and deck design, the Company offers custom-designed floor plans for its package-home program and has computerized estimating systems.


[ PHOTO ]


Assembly And Manufacturing Services

Several Wolohan stores have an in-house door shop to assemble exterior steel door systems and pre-hung interior door packages. The Company has a millshop to perform custom millwork, two wall-panelization facilities and a roof-truss facility.


[ PHOTO ]


Delivery Services

Wolohan has a fleet of nearly 300 delivery trucks including 19 boom trucks. The boom trucks provide more capabilities to better serve the customer.


[ PHOTO ]


Installation Services

Wolohan offers installation of decks, sheds, playsets, windows, doors, garage doors and operators, kitchens, fencing, baths and more.


[ PHOTO ]

Contractor Services

Wolohan offers its contractors substantial savings and premium services with quality materials, value pricing, on-time delivery, job-site contractor sales representatives and experienced store support coordination.


[ PHOTO ]


Financing Options

Wolohan offers in-house credit to its contractor customers. For the consumer, the Company offers a private-label credit card for small to medium purchases and a loan program for larger projects.


[ PHOTO ]

Customer-Service Guarantees

        The cornerstone of our strategic plan is the customer-service mission. Our purpose is to assure that the customer remains Number One in our plans and in our actions. Our satisfaction guarantees are among the strongest in our industry. If for any reason a customer is dissatisfied, we offer two vehicles to let him share his concern. The first is an in-store self-addressed comment card. The second is a published Customer Hotline that lets the customer get directly in touch with Wolohan's Marketing Department.
        We provide a strong product offering and many special services to accommodate our customers. We back these products and services with satisfaction guarantees-- guarantees we are proud to offer because we are committed to providing what our customers expect and deserve. These customer-satisfaction guarantees are offered in every Wolohan store.

o 100-Percent Satisfaction Guarantee
  In the unlikely event that you are not satisfied with your purchase, just bring it back, along with your proof of purchase, and we'll make it right with a product exchange or refund.

o 30-Day Lower Price Refund Guarantee
  If an item is advertised and sold by us at a lower price within 30 days of the date you purchased the item, we will honor the lower price and gladly refund the difference to you.

o Customer-Service Satisfaction Guarantee
  We promise friendly, knowledgeable sales associates... Guaranteed!

Corporate Information

Annual Meeting

     The Annual Meeting of shareowners of Wolohan Lumber Co. will be held April 23, 1998, 2 p.m. at the Citizens Bank Building, 101 N. Washington Avenue, Saginaw, Mich. You are cordially invited.

Form 10-K

     Shareowners may obtain a copy of the Form 10-K annual report filed with the Securities and Exchange Commission (SEC) free of charge by writing to Mr. Edward J. Dean, Corporate Controller, Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI 48605.

Headquarters

Wolohan Lumber Co. Administrative Offices
1740 Midland Road
P.O. Box 3235,  Saginaw, MI 48605
(517) 793-4532

Common Stock

Wolohan's common stock trades on The Nasdaq Stock Market under the symbol
WLHN.

Transfer Agent

State Street Bank and Trust Company
c/o Boston EquiServe
P.O. Box 8200,  Boston, MA 02266-8200
(800) 426-5523

General Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000,  Detroit, MI 48226

Independent Auditors

Rehmann Robson, P.C.
5800 Gratiot,  Saginaw, MI 48603

Board of Directors
                                         Leo B. Corwin
James L. Wolohan                         President, Txcor, Inc.;
Chairman of the Board,                   Director since 1992
President and Chief Executive Officer;
Director since 1986

Hugo E. Braun, Jr.                       Charles R. Weeks
Partner, Braun Kendrick Finkbeiner,      Chairman and formerly Chief
Attorneys-at-Law;                        Executive Officer of Citizens
Director since 1984                      Banking Corp.;
                                         Director since 1996

F. R. Lehman                             Lee A. Shobe
formerly Vice President of               formerly President and Chief
Dow Chemical U.S.A.,                     Executive Officer of Dow Brands, Inc.;
General Manager of the                   Director since 1996
Michigan Division;
Director since 1989



Committees

Management Review Committee              Audit Committee

F. R. Lehman, Chairman                   Hugo E. Braun, Jr., Chairman
Hugo E. Braun, Jr.                       Leo B. Corwin
Leo B. Corwin                            F. R. Lehman
Lee A. Shobe                             Lee A. Shobe
Charles R. Weeks                         Charles R. Weeks

Compensation Committee

F. R. Lehman, Chairman
Hugo E. Braun, Jr.
Charles R. Weeks



Officers

James L. Wolohan                         James R. Krapohl
Chairman of the Board,                   Treasurer and
President and Chief Executive            Assistant Secretary
Officer

                                         Curtis J. LeMaster
Edward J. Dean                           Vice President-Marketing,
Corporate Controller                     Purchasing and Systems

Mark H. Hershberger                      John A. Sieggreen
Vice President and Regional              Vice President-Operations
Manager

David G. Honaman
Vice President-Administration,
Secretary and Chief Financial
Officer

[ MAP ]

[ LOGO ]   Serving customers in 6 states
           throughout the Midwest...

Wolohan Lumber Co. - 1740 Midland Road - P.O. Box 3235 -
          Saginaw, MI 48605 - (517) 793-4532