Form 10-K405, Exhibit 13
period 1998-12-26
WOLOHAN LUMBER CO
filed 1999-03-24
CIK 108079

EXHIBIT 13


                             1998 Annual Report


                              WOLOHAN LUMBER CO.












                                                Quality Home Builders And
                                                Remodelers Build With Wolohan

Company Profile

         Wolohan Lumber Co., is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement and maintenance projects.

         Headquartered in Saginaw, Mich., the Company was founded in 1964 with three stores and at year-end 1998, 56 stores were in operation under the names Wolohan Lumber, Central Michigan Lumber and Weber Lumber. Each store provides a strong offering of quality materials, competitive prices and expert and personal service. Each location includes a retail sales area (with most stores having significant square footage devoted to displays of kitchens, baths, doors and windows and other building materials), under-roof storage areas and an outside lumberyard area. In addition, the Company has one truss plant, a specialty millwork operation, a wall-panel facility and several stores with door assembly capabilities.

         The Company's primary customer focus is the project-oriented consumer, single-family homebuilder and remodeler. The Company offers a wide range of services including computer-design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.

Table of Contents
-----------------

Corporate and Financial Highlights ....................    1

Shareholders' Address .................................    2

Common Stock Data .....................................    4

Quarterly Summaries ...................................    4

Sales Mix .............................................    5

5-Year Performance ....................................    6

Management's Discussion and Analysis of
Results of Operations and Financial Condition  ........    7

Reports of Management and Independent Auditors ........   10

Financial Statements

     Consolidated Balance Sheets ......................   11

     Consolidated Statements of Income ................   12

     Consolidated Statements of Shareowners'
       Equity .........................................   12

     Consolidated Statements of Cash Flows ............   13

     Notes to Consolidated Financial Statements .......   14

Corporate Information.....................(Inside Back Cover)

Corporate Highlights

o The Company acquired Central Michigan Lumber Co. ("CML"), on June 29, 1998. This acquisition was a significant contributor to Company sales and profits in 1998.

o Sales increased 6 percent to a record $449,904,000. Fourth-quarter sales were up 26 percent to a record $120,736,000.

o  Net income increased 56 percent from 1997 to $6.8 million.

o The Company took actions to restructure including the closing of six stores, the sale of six stores, the consolidation of two stores into one location and a reduction in corporate office administrative staff. This restructuring will allow the Company to focus on its core business and accelerate attainment of its strategic objectives.

o Store operations were reorganized to include single-market strategies for multiple- store groupings.

o The Company selected Enterprise Computer System to be the point-of-sale and corporate computer system. Installation will begin in early 1999.

o The Company repurchased 1.4 million shares of its common stock at an average price of $12.07 per share.

o The Company ended 1998 with a strong balance sheet highlighted by a sound working-capital position and a low debt ratio.


FINANCIAL HIGHLIGHTS
(in thousands, except per-share amounts, ratios and percentages)
                                                                1998   1997
                                                                 vs     vs
                                  1998       1997       1996    1997   1996
                                  ----       ----       ----    ----   ----
INCOME STATISTICS
Net sales                     $449,904   $424,503   $430,358    + 6%     (1%)
Gross profit                   102,492    101,583    103,375    + 1%     (2%)
Income before income taxes      11,186      7,247     10,511    +54%    (31%)
Net Income                       6,779      4,332      6,171    +56%    (30%)
Per share, basic:
     Net income                   1.05        .63        .89    +67%    (29%)
     Dividends                     .28        .28        .28     --      --

BALANCE SHEET STATISTICS
Working capital                $53,202    $72,070    $61,689    (26%)   +17%
Total assets                   157,511    157,463    162,709     --      (3%)
Long-term debt, net of
  current portion               17,091     20,443     19,883    (16%)   + 3%
Total liabilities               58,840     47,284     54,916    +24%    (14%)
Shareowners' equity             98,671    110,179    107,793    (10%)   + 2%
Book value per share             17.78      15.94      15.60    +12%    + 2%

KEY RATIOS AND PERCENTAGES
Current ratio                    2.3:1      3.7:1      2.8:1    (41%)   +32%
Liquidity ratio                  .08:1      .94:1      .44:1    (91%)  +114%
Gross profit margin              22.8%      23.9%      24.0%     (5%)    --
Pre-tax profit margin             2.5%       1.7%       2.4%    +47%    (29%)
Return on sales                   1.5%       1.0%       1.4%    +50%    (29%)
Return on average assets          4.2%       2.7%       3.7%    +56%    (27%)
Return on beginning
  shareowners' equity             6.2%       4.0%       5.9%    +55%    (32%)

                           [ Photo Omitted ]


Shareowners' Address

         The past year has been a remarkable one in many ways at Wolohan Lumber Co. Sales of $449.9 million set a Company record. Net income of $6.8 million was 56 percent higher than in 1997, when net income was $4.3 million. Earnings per share also improved significantly, from 63 cents per share in 1997 to $1.05 per share in 1998, an increase of 67 percent.

         These financial results were impacted by a number of events which are related to the two most significant changes at Wolohan Lumber Co. from 1997 to 1998.

         First, the Company acquired Central Michigan Lumber Co. ("CML") on June 29, 1998. CML had annualized sales of approximately $60 million in the 12 months preceding the acquisition and contributed $41.3 million in sales to Wolohan Lumber Co. results during the second half of 1998. Wolohan operates CML as a wholly owned subsidiary because of the unique niche CML has created with project-oriented consumers and residential builders. Wolohan and CML have, however, worked together to develop operating and purchasing synergies which will benefit customers of the two companies. CML represents the largest single acquisition in the 35-year history of Wolohan Lumber Co., and we look forward to its continued growth.

         Second, the Company made a strategic decision during the second half of 1998 to exit its westernmost states of Wisconsin and Illinois. This exit was accomplished through the closure of six locations and the divestiture of six others. Although the Company felt it would be possible to develop strategies to improve results in these westernmost states, we decided our highest priorities for time, energy, and financial capital are in the three midwestern states of Michigan, Indiana, and Ohio, where we are among the leading companies in terms of market share to our target customers. Wolohan still operates one store in southern Illinois and one in northern Kentucky. Wolohan now operates 50 locations, under the Wolohan and CML operating names.

         Simultaneously with the decision to exit certain markets, Wolohan also moved forward with a reduction-in-workforce program at its corporate offices in Saginaw, Michigan. This program brings our general and administrative structure to the appropriate size relative to our more-focused geography and store count. Thirty-six Wolohan associates were separated as a result of this reduction in workforce.

         Although I believe that this restructuring positions the Company well for the future, it did have a negative impact on our 1998 financial performance. A pre-tax charge of $4.6 million was incurred from asset liquidations, inventory adjustments, and the accrual of costs associated with the restructuring and store closings. The charge was offset, in part, by gains of $2.9 million from the sale of real property and a LIFO credit of $1.3 million.

         The liquidation of non-productive assets has been a key financial source of funds to support the Company's aggressive repurchase of its common stock. In 1998, 1,370,000 shares were repurchased at an average price of $12.07 per share. The repurchases occurred at less than book value and have increased the Company's book value per share from $15.94 at year end 1997 to $17.78 at Dec. 26, 1998. Accordingly, outstanding shares of common stock were 20 percent lower at Dec. 26, 1998, compared with year-end 1997. Fewer shares outstanding provide a future leverage factor on an earnings-per-share basis.

         As the liquidation of non-productive assets continues in 1999 (liquidation of remaining working capital and the sale of real estate from those locations closed in 1998), proceeds will be used to pursue additional acquisitions. While we consider our Dec. 26, 1998 balance sheet to be very sound, these redeployments will further improve our financial position.

         It is also important to note that while the Company was undertaking the time-consuming process of restructuring and divesting, it was still able to significantly increase fourth-quarter sales. Comparable stores recorded a 14-percent increase in the fourth quarter of 1998 compared with 1997. This, combined with the 15-percent increase from CML, increased total sales 26 percent for the quarter.

         Beyond the 1998 financial impact these changes have had, the result of our 1998 efforts has been to transform our Company into a much stronger, more focused, and more efficient competitor. We are committed to our vision statement, which says that "Quality Home Builders and Remodelers Build with Wolohan." This vision is right on target for Wolohan because it addresses all three of our core customer segments: home builders, professional remodelers, and serious project-oriented consumers who are engaged in the remodel or improvement of their homes. Our team has embraced the pursuit of these customers and has committed itself to doing so through excellence in the service elements important to these customers, such as on-time delivery, product selection and depth that are appropriate for the professional, and quality of product that meets a professional's exacting standards.

         We have made several other strategic decisions which will play an important role in our results for 1999 and beyond. One exciting investment is the installation of a new point-of-sale computer system. This system will allow us to offer many features and benefits to customers that we had previously been unable to offer. It will also improve our sales efficiency and productivity at the store level. This system will be completely in place by year-end 1999.

         We are also making additional investments in the value-added areas of our business. We are evaluating ways to both expand our capacity to manufacture wall panels, trusses, and pre-hung doors at our existing value-added facilities, as well as considering adding capacity in some markets where we do not have capacity today. These value-added products are important to our core customer groups, especially the single-family home builder. There are also a number of value-added services, such as specialized delivery, product installation, and construction financing that are important to our customers. We will continue to expand our presence in these areas during 1999 as well.

         Finally, we intend to remain active in the identification of opportunities to acquire companies whose business strategies and target customers are well aligned with those of Wolohan and CML. Our focus will be on acquiring companies which are among the leaders in the midwestern markets we serve.

         I want to thank our Wolohan associates and shareholders for their support in the changes the Company made during 1998. It has certainly been a year of transition, and one which has resulted in a more growth-oriented, more efficient, and more energetic Wolohan Lumber Co. I am looking forward to putting all these initiatives into action and seeing the response from our customers, where it matters most. I am confident our customers will be pleased with the changes we've made and their effect on the organization's ability to respond to their needs.

         I would also like to make special mention of Pete Lehman as he retires from our Board of Directors. We would particularly like to thank Pete for his valuable contributions to our Company as a Director for the past 13 years. Pete's presence and counsel have been greatly valued and appreciated and his contributions will be missed.

         Thank you again for your support. Our team is committed to making 1999 a great year for Wolohan Lumber Co.

                                       /s/   James L. Wolohan
                                     -------------------------------------
                                     James L. Wolohan,
                                     Chairman of the Board,
                                     President and Chief Executive Officer

COMMON STOCK DATA

                              1998                            1997
                ------------------------------   -----------------------------
                                       CASH                            CASH
                  MARKET RANGE       DIVIDENDS     MARKET RANGE      DIVIDENDS
                  HIGH      LOW       DECLARED     HIGH      LOW     DECLARED
First Quarter   $13 5/8   $11          $.07      $15 3/4   $11 3/4      $.07
Second Quarter   13 1/4    11 1/4       .07       12 3/4    11 7/8       .07
Third Quarter    13 7/16   11           .07       14 1/2    11 5/8       .07
Fourth Quarter   13 5/16    8 13/16     .07       14 1/2    12 7/8       .07

Year             13 5/8     8 13/16    $.28       15 3/4    11 5/8      $.28

         The Company's common stock trades on The Nasdaq Stock Market under the symbol WLHN. The approximate number of record holders of the Company's common stock at Dec. 26, 1998 was 788.

QUARTERLY SUMMARIES
(in thousands, except per-share amounts)

                        FIRST      SECOND      THIRD      FOURTH      TOTAL
                       QUARTER     QUARTER    QUARTER    QUARTER      YEAR
                       -------     -------    -------    -------      ----
1998
Net sales              $73,195    $112,856   $143,117    $120,736    $449,904
Gross profit            17,175      27,206     31,678      26,433     102,492
Net income:
   Amount                 (854)      2,800      3,075       1,758       6,779
   Per share, basic       (.12)        .41        .46         .30        1.05

1997
Net sales              $77,354    $126,827   $124,119     $96,203    $424,503
Gross profit            18,723      30,026     28,368      24,466     101,583
Net income:
   Amount                 (931)      2,989        599       1,675       4,332
   Per share, basic       (.13)        .43        .08         .25         .63

SALES MIX
                             BY CUSTOMER SEGMENT

(in thousands, except percentages)     1998       Mix      1998       Mix
----------------------------------     ----       ---      ----       ---
Contractor Builder
  and Remodeler                      $285,497     63%     $259,594     61%
Project-Oriented Consumer             164,407     37%      164,909     39%
                                     --------    ---      --------    ---
Total Sales                          $449,904    100%     $424,503    100%
                                     ========    ===      ========    ===

         Single-family home builders, remodelers and commercial/industrial accounts are all part of the contractor builder and remodeler segment of the Company's sales. Project selling is the Company's focus regarding the consumer/DIY customer.

                             BY PRODUCT CATEGORY
                           (percent of total sales)

                                       1998       1997
                                       ----       ----
Dimension Lumber                       18.1       18.5
Sheathing Plywood                      10.0        8.6
Other Forest Products                  11.0       11.5
Building Materials                     17.5       16.8
Hardware                                5.0        5.3
Home Decorations                        2.0        2.4
Millwork                               17.1       17.3
Kitchen Cabinets and Vanities           6.4        5.9
Plumbing, Heating, and Electrical       4.8        5.9
Trusses and Components                  7.1        6.1
Lawn and Garden                         1.0        1.7
                                       ----       ----
Total Sales                             100        100
                                       ====       ====

         Wolohan Lumber Co. will focus on selling more product to its large base of homebuilders and remodelers while also expanding market share by developing new customers. The Company continues to invest in value-added services such as computer design, door and window assembly, wall panelization, truss manufacturing, specialized delivery equipment, product installation and construction financing. These capabilities will help increase market share of builder and remodeler sales. These value-added services demonstrate the Company's commitment to the professional builder.

         Project-oriented sales, such as doors and windows, kitchens and baths, decks, fences and storage buildings, continue to be the focus of the Company for its DIY customers. Knowledgeable sales associates are utilizing up-to-date displays, computerized drawings and special financing programs to enhance and improve the market share of this segment of the Company's sales.

5-YEAR PERFORMANCE
(In thousands, except per-share amounts, ratios and percentages)

                                             1998        1997        1996        1995         1994
                                             ----        ----        ----        ----         ----
Income Statistics
Net sales                                $ 449,904    $ 424,503   $ 430,358   $ 418,058    $ 448,840
Gross profit                               102,492      101,583     103,375      99,989      108,029
Store closing costs                          1,966        3,800         921       3,317           --
Interest expense                             1,828        2,212       2,457       2,919        3,082
Income before income taxes                  11,186        7,247      10,511       6,498       18,268
Income taxes                                 4,407        2,915       4,340       2,763        7,206
Net income                                   6,779        4,332       6,171       3,735       11,062
Net income per share, basic                   1.05          .63         .89         .53         1.55
Cash dividends declared:
           Amount per share                    .28          .28         .28         .28          .28
           Percent of net income              26.6%        44.7%       31.6%       53.2%        18.1%
Average shares outstanding                   6,474        6,912       6,968       7,100        7,146

Balance Sheet Statistics
Current assets                           $  94,951    $  98,911   $  96,722   $  92,041    $ 100,871
Other assets                                18,121        7,544       2,311       2,149        2,174
Properties (net)                            44,439       51,008      63,676      68,250       68,002
Total assets                               157,511      157,463     162,709     162,440      171,047
Working capital                             53,202       72,070      61,689      60,631       64,767
Long-term debt, net of current portion      17,091       20,443      19,883      26,674       30,035
Total liabilities                           58,840       47,284      54,916      58,084       66,836
Shareowners' equity:
           Amount                           98,671      110,179     107,793     104,356      104,211
           Book value per share              17.78        15.94       15.60       14.93        14.58

Key Operating Percentages
Gross profit margin                           22.8%        23.9%      24.0%        23.9%        24.1%
Pre-tax profit margin                          2.5%         1.7%       2.4%         1.6%         4.1%
Return on sales                                1.5%         1.0%       1.4%         0.9%         2.5%
Return on average assets                       4.2%         2.7%       3.7%         2.2%         6.4%
Return on average working capital             10.8%         6.5%      10.1%         6.0%        17.2%
Return on beginning shareowners' equity        6.2%         4.0%       5.9%         3.6%        11.6%
Return on average total invested capital       5.5%         3.4%       4.8%         2.8%         8.4%

Key Financial Ratios and Measures
Sales to average working capital             7.2:1        6.3:1       7.0:1       6.7:1        7.0:1
Sales to average shareowners' equity         4.3:1        3.9:1       4.1:1       4.0:1        4.5:1
Sales to average total invested capital      3.7:1        3.3:1       3.3:1       3.2:1        3.4:1
Current ratio                                2.3:1        3.7:1       2.8:1       2.9:1        2.8:1
Quick ratio                                  1.1:1        2.1:1       1.4:1       1.3:1        1.3:1
Liquidity ratio                              .08:1        .94:1       .44:1       .44:1        .61:1
Debt to total assets ratio                   .11:1        .13:1       .12:1       .16:1        .18:1
Capitalization ratio                         .15:1        .16:1       .16:1       .20:1        .22:1
Shareowners' equity to total assets ratio    .63:1        .70:1       .66:1       .64:1        .61:1
Inventory turnover                            7.68         6.73        6.30        5.89         5.73
Asset turnover                                2.81         2.62        2.58        2.47         2.60

Stores
Number of stores at end of year                 56           56          62          61           60


Management's Discussion and Analysis of
Results of Operations and Financial Condition

         Certain information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations may be deemed to be forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are subject to the Act's safe-harbor provisions. These statements are based on current expectations and involve a number of risks and uncertainties. Actual results could differ materially and adversely from those described in the forward-looking statements as a result of various factors outside the control of the Company, including, but not limited to the following: fluctuations in customer demand and spending, expectations of future volumes and prices for the Company's products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results.

Results of Operations

         Net income in 1998 improved to $6.8 million ($1.05 per basic share) from $4.3 million (63 cents per basic share) in 1997. This 56-percent increase in net income was due to the positive contribution of Central Michigan Lumber Co. ("CML"), acquired on June 29, 1998; gains from selling idle properties; a lower operating expense factor and a 6-percent increase in total sales. Included in the 1998 results were approximately $4.6 million (pre-tax) of costs related to restructuring activities. Of this total restructuring charge, $3.5 million resulted from costs associated with the closings of seven stores, of which, $1.5 million was a charge to cost of sales. Net income in 1997 declined 30 percent from 1996 net income of $6.2 million due to a slight decline in sales and margins and the effect of closing six stores, which resulted in costs (pre-tax) of $3.8 million.

         Sales of $449.9 million in 1998 were 6 percent higher than 1997 sales of $424.5 million. This was the result of a comparable store increase for Wolohan stores of 8 percent and $41 million of sales from the CML stores. Sales in 1997 declined 1 percent from 1996 sales of $430.4 million with comparable store sales up 1 percent from 1996. Contractor builder and remodeler sales accounted for 63 percent of total sales for 1998, compared with 61 percent in 1997. The higher mix of sales to the contractor customer is due to the Company's strategy to focus on selling products to the builder, remodeler and project-oriented customer, versus selling general home-improvement merchandise to individual consumers.

         The gross profit margin in 1998 was 22.8 percent, compared with 23.9 percent in 1997 and 24.0 percent in 1996. The impact of closing seven stores, recording an allowance for obsolete inventory and some change in sales mix had a negative effect on margins in 1998. Approximately $1.5 million was charged to cost of sales related to liquidating inventories at the seven closed stores and the Company set up an allowance for obsolete inventory of $1.9 million as part of the process to bring product mix in balance with its customer focus. The impact of these two items accounted for approximately 70 percent of the drop in 1998 overall gross margin. The LIFO provision was a credit of $1,286,000 in 1998, compared with a credit of $1,281,000 in 1997 and a charge of $1,866,000 in 1996. The gross margin in 1998, excluding the provision for LIFO, was 22.5 percent, compared to 23.6 percent in 1997 and
24.5 percent in 1996.

         Other operating income, which is primarily revenue from installed labor income and finance charges related to trade receivables, totaled $2.8 million in 1998, compared with $2.7 million in 1997 and $2.1 million in 1996.

         Selling, general, and administrative expenses (excluding store-closing costs) rose 5 percent in 1998 to $85.7 million from $81.9 million in 1997, resulting in an expense factor of 19.0 percent of sales in 1998 compared with 19.3 percent and 19.2 percent in 1997 and 1996, respectively. The lower 1998 expense factor was

[GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]
primarily due to lower provision for uncollectible trade receivables and marketing expense. The higher 1997 expense factor compared with 1996 was primarily due to an increase in the provision for uncollectible trade receivables.

         The closing of seven stores in 1998 resulted in costs of $3.5 million, compared with $3.8 million recorded in 1997 and costs of $900,000 recorded in 1996 related to the closing of six and two stores, respectively. The closing costs in 1998 were primarily related to liquidating inventories and certain writedowns of real property. 1997 costs included expensing portions of future lease payments on longer-term leases, the write-off of leasehold improvements, the write-down of certain owned properties and the costs of liquidating inventories. The Company will continue to evaluate performances of stores in terms of meeting minimum return on investment criteria, and additional store closings may result from this on-going review (see Note J to consolidated financial statements).

         Excluding store-closing costs, the net operating expense factor for 1998 was lowered to 20.9 percent of sales from 21.6 percent in 1997 and 21.5 percent in 1996. Depreciation and amortization expense in 1998 was reduced $1.2 million from 1997.

         Other income and expenses netted to an income of $1.9 million in 1998 compared with an expense of $1.7 million in 1997 and an expense of $1.5 million in 1996. The improvement in 1998 compared with 1997 and 1996 was due primarily to the significant amount of gain on sale of idle properties. In addition, interest expense was reduced 17 percent to $1.8 million from $2.2 million in 1997 and $2.5 million in 1996. The decrease reflects the reductions made in long-term debt.

         The effective income tax rate (federal and state combined) was 39.4 percent in 1998, compared with 40.2 percent in 1997 and 41.3 percent in 1996. The decrease in the effective tax rate in 1998 resulted primarily from a decrease in the effective state rate to 6.5 percent from 10.1 percent.

Financial Condition--
Liquidity and Capital Resources

         Cash and cash equivalents totaled $3.2 million at December 26, 1998, compared with $25.3 million at December. 27, 1997. The reduction in cash and cash equivalents from year-end 1997 was due primarily to the $17.9 million cash outlay for the purchase of CML and $16.5 million used to repurchase 1,370,000 shares of Company common stock during 1998 at an average price of $12.07 per share. The repurchase represents 20 percent of the shares outstanding at the beginning of 1998. Net cash provided by operating activities totaled $14.2 million in 1998, compared with $19.1 million for 1997 and $13.6 million for 1996. The 1998 reduction in net cash from operations was primarily a result of higher accounts receivable compared with year-end 1997, reflecting the Company's focus on contractor builder and remodeler sales and strong fourth-quarter 1998 sales activity.

         Working capital was $53.2 million at the end of 1998, compared with $72.1 million at year-end 1997. The Company expects that net cash provided from operating activities and available lines of credit will be adequate to meet working-capital needs and capital expenditures for 1999 (estimated to be $5.4 million).

         The Company has $60 million available in lines of credit arrangements for short-term debt. There was $2 million outstanding under these arrangements at year-end 1998 and no outstanding balance at year-end 1997.

         The long-term debt-to-asset ratio was lowered to .11:1 at December 26, 1998, compared with .13:1 for year-end 1997.

         Capital expenditures (excluding the CML purchase) totaled $5.4 million in 1998 and included: (1) the purchase of land and buildings at one location which had previously been leased, (2) replacements and additions of equipment at existing stores and (3) payment for software and hardware related to a new point-of-sale computer system to be installed in 1999. Capital expenditures have totaled $41 million over the last five years.

         Invested capital (long-term debt and shareowners' equity) was 73 percent of total assets at December 26, 1998, compared with 83 percent at December 27, 1997. Shareowners' equity has been the principal financing factor over the years, accounting for more than 82 percent of invested capital at year-end 1998 and 1997.

Effect of Inflation

         The Company does not measure precisely the effect of

[GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]   [GRAPHIC OMITTED]
inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

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

Impact Of Year 2000

         The Company has been actively addressing the potential impact of the Year 2000 problem since early 1997. An inventory of information systems Company wide was completed in 1997. This assessment included information technology ("IT") systems as well as non-IT systems such as embedded systems/microcontrollers. The Company's conclusion on the impact of Y2K on the non-IT systems was that there was minimal exposure. Regarding the IT systems, the assessment indicated systems involving accounts payable, general ledger, accounts receivable and point-of-sale were the areas most likely to be affected by potential Y2K failures. The Company determined that it was necessary to modify or replace significant portions of hardware and software to allow its information systems to process properly dates related to the Y2K date transition. The Company believes that with these modifications and replacements, the major impact of the Y2K problem can be mitigated. However, if such modifications and replacements are not made, or are not completed, the Year 2000 issue could have a material adverse impact on the operations of the Company.

         With the assistance of a third-party software company, contract programmers, and its in-house programming staff, the Company believes it has completed the software upgrade, testing, and implementation to correct accounts payable, general ledger, and other corporate-based systems. A new point-of-sale system which includes accounts receivable has been purchased. The Company has received confirmation from its vendor that this new system is Y2K compliant. The training, installation, and roll out to all stores will start in March 1999 and will be completed in November 1999.

         The Company has contacted all significant suppliers to evaluate their Year 2000 compliance. Most of these vendors have stated their ability to supply the Company will not be affected by the Year 2000 issue. However, the Company cannot assure timely compliance of third parties and may be adversely affected by failure of a significant third party to become Year 2000 compliant. The Company will continue to communicate with its vendors and suppliers throughout 1999 to obtain additional assurance about their Y2K plans. The Company has built logic into its software to prevent erroneous dates from being passed from a third party.

         Based on the efforts to date, the Company believes that the vast majority of its information technology systems will remain up and running after January 1, 2000 and expects to suffer only minor failures, if any. Accordingly the Company does not currently anticipate that internal systems failure will result in any material adverse effect on its operations or financial condition. Certain contingency plans have been created such as around-the-clock support teams. Despite these contingency plans, the Company may be adversely affected by failure of a significant third party (such as suppliers of utilities, communication, transportation and other services) to become Year 2000 compliant.

         The total cost of the Company's Year 2000 compliance program is estimated at $800,000 of which $720,000 has been paid. The costs of the program are being funded through operating cash flows.

Outlook

         Wolohan Lumber Co. enters 1999 with a strong balance sheet. The Company is committed to expanding market share by being focused on its target customers (project-oriented consumers, remodeling contractors and new-home construction contractors). The Company will continue to place strong emphasis on buying and distribution strategies to improve its competitive position and will work aggressively to lower its operating-expense ratios by focusing on training and more-efficient systems. By proper execution of these strategies, the Company expects to improve profitability in 1999.

                             WOLOHAN LUMBER CO.

GRAPH TITLE                           1994     1995     1996     1997    1998
-----------                           ----     ----     ----     ----    ----
SALES ($ in millions)                448.8    418.1    430.4    424.5   449.9

NET INCOME ($ in millions)            11.1      3.7      6.2      4.3     6.7

NET INCOME PER SHARE (in dollars)     1.55     0.53     0.89     0.63    1.05

SHAREOWNERS' EQUITY ($ in millions)  104.2    104.4    107.8    110.2    98.7

EQUITY PER SHARE (in dollars)         14.58    14.93    15.60    15.94   17.78

PROPERTIES (NET) ($ in millions)      68.0     68.3     63.7     51.0    44.4

WORKING CAPITAL ($ in millions)       64.8     60.6     61.7     72.1    53.2

TOTAL ASSETS ($ in millions)         171.0    162.4    162.7    157.5   157.5

NET RETURN ON SALES %                  2.5      0.9      1.4      1.0     1.5

GROSS MARGIN % (LIFO)                 24.1     23.9     24.0     23.9    22.8

EQUITY TO ASSET RATIO %                 61%      64%      66%      70%     63%

DEBT TO EQUITY RATIO %                  29%      26%      18%      19%     17%

Reports of Management and Independent Auditors

Report of Management

         The accompanying consolidated financial statements of Wolohan Lumber Co., together with the other financial information included in the Annual Report, were prepared by management.

         The responsibility for the integrity of the consolidated financial statements, and other financial information included in this report, rests with management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts which are based on our best estimates and judgments. The other financial information included herein is consistent with that reported in the consolidated financial statements.

         Wolohan Lumber Co. maintains internal accounting-control systems that are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized or illegal use and that transactions are executed and recorded in accordance with management authorization. There are limits inherent in all systems of internal control, based on the recognition that costs of such a system should not exceed the benefits to be derived. We believe the Company's system provides an appropriate balance.

         The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee meets periodically with the independent auditors and representatives of management to ensure that each is discharging its responsibilities. To ensure complete independence, Rehmann Robson, P.C. has full and free access to meet with the Audit Committee to discuss the results of their audit, the adequacy of internal controls, the quality of financial reporting and other matters of mutual interest.

/s/  David G. Honaman
-------------------------------------
David G. Honaman
Vice President--Administration,
Secretary and Chief Financial Officer


/s/  Edward J. Dean
-------------------------------------
Edward J. Dean
Corporate Controller


Report of Independent Auditors
Board of Directors and Shareowners
Wolohan Lumber Co.
Saginaw, Michigan

         We have audited the accompanying consolidated balance sheets of Wolohan Lumber Co. and subsidiaries as of December 26, 1998 and December 27, 1997, and the related consolidated statements of income, changes in shareowners' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The related statements of income, shareowners' equity and cash flows of Wolohan Lumber Co. for the year ended December 28, 1996 were audited by other auditors whose report dated
February 14, 1997, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wolohan Lumber Co. and subsidiaries as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rehmann Robson, P.C.
------------------------
Rehmann Robson, P.C.
Saginaw, Michigan
February 19, 1999

CONSOLIDATED BALANCE SHEETS ----  WOLOHAN LUMBER CO.

(in thousands, except per-share amounts)        December 26,  December 27,
                                                   1998          1997
                                                ------------  ------------
ASSETS
CURRENT ASSETS
           Cash and cash equivalents              $  3,166     $ 25,333
           Trade receivables, net                   41,687       30,064
           Builder Finance Program
             receivables                             3,296          322
           Inventories, net                         40,903       39,209
           Other current assets                      5,899        3,983
                                                  --------     --------
TOTAL CURRENT ASSETS                                94,951       98,911

PROPERTIES
           Land                                      7,595        8,411
           Land improvements                        13,177       13,697
           Buildings                                44,652       46,929
           Equipment                                47,473       43,819
                                                   --------     --------
TOTAL PROPERTIES                                   112,897      112,856
           Accumulated depreciation                (68,458)     (61,848)
                                                  --------     --------
PROPERTIES, NET                                     44,439       51,008

OTHER ASSETS
           Properties held for sale                  9,805        5,490
           Intangible assets, net                    3,964         --
           Other                                     4,352        2,054
                                                  --------     --------

TOTAL ASSETS                                      $157,511     $157,463
                                                  ========     ========

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
           Trade accounts payable                 $ 20,123     $ 10,814
           Employee compensation and accrued
             expenses                               15,867       13,787
           Short-term debt                           2,000         --
           Current portion of long-term debt         3,759        2,240
                                                  --------     --------
TOTAL CURRENT LIABILITIES                           41,749       26,841

LONG-TERM DEBT, net of current portion              17,091       20,443
                                                  --------     --------
TOTAL LIABILITIES                                   58,840       47,284

SHAREOWNERS' EQUITY
           Common stock, $1 par value
              Authorized - 20,000 shares;
               issued and outstanding -
               5,548 shares (6,910 in 1997)          5,548        6,910
           Additional capital                        6,694       21,819
           Retained earnings                        86,429       81,450
                                                  --------     --------
TOTAL SHAREOWNERS' EQUITY                           98,671      110,179
                                                  --------     --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY         $157,511     $157,463
                                                  ========     ========
BOOK VALUE PER SHARE                              $  17.78     $  15.94
                                                  ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
                                              FOR THE YEAR ENDED
                                   ------------------------------------------
(in thousands, except              December 26,   December 27,   December 28,
   per-share amounts)                 1998           1997           1996
                                   ------------   ------------   ------------
NET SALES                          $ 449,904      $ 424,503      $ 430,358
Cost of sales                        347,412        322,920        326,983
                                   ---------      ---------      ---------
Gross profit                         102,492        101,583        103,375

Other operating income                 2,795          2,711          2,066

OPERATING EXPENSES
    Selling, general and
      administrative                  85,660         81,920         82,718
    Store closing costs                1,966          3,800            921
    Depreciation and
      amortization                     8,367          9,616          9,834
                                   ---------      ---------      ---------
NET OPERATING EXPENSES                95,993         95,336         93,473
                                   ---------      ---------      ---------
Income from operations                 9,294          8,958         11,968

OTHER INCOME ( EXPENSES)
    Interest expense                  (1,828)        (2,212)        (2,457)
    Interest income                      839            562            417
    Gain (loss) from sale of
      properties                       2,881            (61)           583
                                   ---------      ---------      ---------
OTHER INCOME (EXPENSES), NET           1,892         (1,711)        (1,457)
                                   ---------      ---------      ---------

INCOME BEFORE INCOME TAXES            11,186          7,247         10,511
Income taxes                           4,407          2,915          4,340
                                   ---------      ---------      ---------
NET INCOME                         $   6,779      $   4,332      $   6,171
                                   =========      =========      =========
NET INCOME PER SHARE, basic        $    1.05      $    0.63      $    0.89
                                   =========      =========      =========
NET INCOME PER SHARE,
  assuming dilution                $    1.03      $    0.62      $    0.88
                                   =========      =========      =========

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(in thousands, except per-share amounts)

                                    Common Stock                                 Total
                                   ---------------   Additional   Retained    Shareowners'
                                   Shares   Amount    Capital     Earnings      Equity
                                   ------   ------   ----------   --------    ------------
BALANCES AT JANUARY 1, 1996         6,989   $6,989    $22,534      $74,833     $104,356
Net income for 1996                                                  6,171        6,171
Cash dividends - $.28 per share                                     (1,951)      (1,951)
Shares issued under Long-Term
  Incentive Plan, net of related
  tax benefit                          23       23        237                       260
Shares purchased and retired         (100)    (100)      (943)                   (1,043)
                                   ------   ------    -------      -------      -------

BALANCE AT DECEMBER 28, 1996        6,912    6,912     21,828       79,053      107,793
Net income for 1997                                                  4,332        4,332
Cash dividends - $.28 per share                                     (1,935)      (1,935)
Shares issued under Long-Term
  Incentive Plan, net of
  related tax benefit                   8        8        104                       112
Shares purchased and retired          (10)     (10)      (113)                     (123)
                                   ------   ------    -------      -------      -------

BALANCES AT DECEMBER 27, 1997       6,910    6,910     21,819       81,450      110,179
Net income for 1998                                                  6,779        6,779
Cash dividends - $.28 per share                                     (1,800)      (1,800)
Shares issued under Long-Term
  Incentive Plan, net of
  related tax benefit                   8        8         52                        60
Shares purchased and retired       (1,370)  (1,370)   (15,177)                  (16,547)
                                   ------   ------    -------      -------      -------
BALANCES AT DECEMBER 26, 1998       5,548   $5,548     $6,694      $86,429      $98,671
                                   ======   ======    =======      =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEAR ENDED
                                                          ------------------------------------------
             (In thousands)                               December 26,   December 27,   December 28,
                                                              1998          1997            1996
                                                          ------------   ------------   ------------
Operating Activities
  Net income                                               $  6,779       $  4,332       $  6,171
     Adjustments to reconcile net income to net
       cash provided by operating activities
     Depreciation                                             8,236          9,616          9,834
     Amortization                                               131           --             --
     Provision for losses on accounts receivable                996          1,502            735
     Provision for obsolete inventory                         1,900           --             --
     Effect of LIFO                                          (1,286)        (1,281)         1,866
     Deferred income taxes (benefit)                             70           (633)          (202)
     (Gain) loss on sale of properties                       (2,881)            61           (583)
     Store closing costs related to properties                  195          1,699            500

     Changes in  assets and liabilities net of
       effects in 1998  from purchase of CML:
             Trade receivables                               (5,528)         1,156         (6,986)
             Builder Finance Program receivables             (2,974)          (322)          --
             Other assets                                    (3,127)           (43)          (610)
             Inventories                                      6,628          6,825          1,920
             Accounts payable and accrued expenses            5,025         (3,813)           943
                                                           --------       --------       --------
Net Cash Provided By Operating Activities                    14,164         19,099         13,588

Investing Activities
  Additions to properties                                    (5,384)        (3,680)        (5,968)
  Payment for purchase of CML, net of cash acquired         (17,912)          --             --
  Proceeds from the sale of properties                        6,347            477          1,283
                                                           --------       --------       --------
Net Cash Used In Investing Activities                       (16,949)        (3,203)        (4,685)

Financing Activities
  Proceeds from credit lines                                  2,000           --             --
  Payments on  long-term debt                                (3,035)        (3,990)        (4,343)
  Dividends paid                                             (1,800)        (1,935)        (1,951)
  Purchases of common stock                                 (16,547)          (123)        (1,043)
                                                           --------       --------       --------
Net Cash Used In Financing Activities                       (19,382)        (6,048)        (7,337)
                                                           --------       --------       --------
(Decrease) Increase In Cash and Cash Equivalents            (22,167)         9,848          1,566
                                                           --------       --------       --------
Cash and cash equivalents at beginning of year               25,333         15,485         13,919
                                                           --------       --------       --------
Cash and Cash Equivalents at End of year                   $  3,166       $ 25,333       $ 15,485
                                                           ========       ========       ========
 Supplemental disclosure of cash flows information:
  Interest paid                                            $  2,117       $  2,029       $  2,452
                                                           ========       ========       ========
  Income taxes  paid                                       $  5,670       $  4,497       $  5,148
                                                           ========       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note A--Nature of Business and Significant Accounting Practices

Organization. Wolohan Lumber Co.("WLC"), together with its wholly owned subsidiaries Central Michigan Lumber Co. ("CML") and Wolohan Lumber Co., LLC ("LLC"), collectively the "Company", is engaged in the retail sale of a full line of lumber and building materials and related items through a chain of 56 building supply stores in Illinois, Indiana, Kentucky, Michigan, Ohio and Wisconsin. The stores operate primarily under the names Wolohan Lumber or Central Michigan Lumber.

The Company sells to contractor builders and remodelers and to the "do-it-yourself" market consisting principally of homeowners. The volume of residential construction can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

Principles of Consolidation. The consolidated financial statements of the Company include the accounts of WLC and its subsidiaries after elimination of significant intercompany accounts and transactions.

Change in Fiscal Year. Effective with the third quarter of fiscal 1996, the Company adopted a "4-5-4" fiscal calendar wherein each fiscal quarter contains two four-week periods and one five-week period, with each period beginning on a Sunday and ending on a Saturday. Previously, the Company used calendar months for its fiscal periods. Although the change in fiscal calendar resulted in three fewer days in fiscal 1996 as compared to a calendar year, the effect of this calendar change on fiscal 1996, 1997, and 1998 was not material.

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates include but are not limited to allowances for bad debts and obselete inventories, self-insured medical and workers' compensation accruals and fair value less cost to sell of assets held for sale. Actual results could differ from those estimates.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit and other financial risk consist principally of cash investments, trade accounts receivable and Builder Finance Program receivables.

         The Company maintains cash and cash equivalents including bank money market funds and short-term tax exempt securities. Bank money market funds are on deposit with financial institutions located primarily in Michigan, and Company policy is designed to limit exposure to any one institution.

         The Company has deposits with financial institutions which exceed federally insured limits. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. In management's opinion, the Company is not subject to undue interest rate or financial risk as a result of these concentrations.

         The Company grants credit in the normal course of business related to product sales and a Builder Finance Program. Concentrations of credit risk with respect to accounts receivable from product sales and the Builder Finance Program are limited because of the large number of businesses and individual customers comprising the Company's customer base. The Company's receivables are primarily from customers in the residential construction industry. Generally, no collateral is required for trade receivables but security, in the form of a first mortgage, is obtained for all Builder Finance Program receivables.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of money market funds and short-term tax-exempt securities.

Inventories. Inventories of WLC and LLC are stated at the lower of cost, determined by the last-in, first-out method ("LIFO"), or market. Current cost exceeded the LIFO value of inventories by approximately $12,135,000 at December 26, 1998 and $13,421,000 at December 27, 1997. In 1998 and 1997, the
liquidation of certain LIFO layers decreased cost of sales by $1,286,000 and $1,281,000, respectively. Inventories of CML, totaling $8,606,000 at December 26, 1998, are stated at the lower of cost, determined by the first-in, first-out method ("FIFO"), or market.

Properties. Properties are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the property. Management reviews these assets quarterly to determine whether carrying values have been impaired.

Start-Up Expenses. Expenses associated with the opening of new stores are charged against income as incurred.

Advertising Expenses. The cost of advertising is expensed as incurred. The Company incurred $4,214,000, $4,428,000 and $3,690,000 in advertising costs during 1998, 1997 and 1996, respectively.

Cash-Based Employee Benefit Plans. The Company maintains 401(k) retirement savings and profit sharing plans for eligible employees. Consolidated profit-sharing contributions approximated $634,000, $722,000 and $900,000 for 1998, 1997 and 1996, respectively, and consolidated contributions to the 401(k) plans were approximately $469,000, $486,000 and $548,000 for 1998,
1997 and 1996, respectively.

Earnings Per Share. Earnings-per-share information is based on the weighted average number of shares outstanding for the year. The assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options have an insignificant effect on earnings per share. The following table presents a reconciliation of the denominator used in the calculation of basic net income per share and net income per share assuming dilution:


                                                FOR THE YEAR ENDED
                                      ----------------------------------------
                                      DECEMBER 26,  DECEMBER 27,  DECEMBER 28,
(in thousands)                            1998          1997         1996
                                      ------------  ------------  ------------
Weighted average number of
   common shares outstanding
   used for basic calculation             6,474        6,912         6,968

Dilutive effect of assumed
   exercise of common stock options         104          108            79
                                          -----        -----         -----
Number of shares outstanding
  assuming dilution                       6,578        7,020         7,047
                                          =====        =====         =====

Reclassifications. Certain amounts as originally reported in the 1997 and 1996 financial statements have been reclassified to conform to their 1998 presentation.

Note B--Acquisition of Central Michigan Lumber

         The Company acquired CML effective June 29, 1998 in a transaction accounted for as a purchase. CML has eight locations throughout mid-Michigan and operates as a wholly owned subsidiary of WLC. The purchase price of $17,933,000 was paid in cash and allocated to the assets acquired and liabilities assumed based on their fair values (see table below).

         The intangible assets which consist of goodwill, customer lists and the trained employee work force are being amortized on a straight-line basis over their expected lives, which is approximately 15 years. Results of operations are included in the consolidated financial statements since June 29, 1998, the date of acquisition. Sales from the date of acquisition were approximately $41 million.


(in thousands)

Total assets                          $ 21,469
Total liabilities                       (7,631)
Intangible assets                        4,095
                                      --------
Total purchase price                    17,933
Less cash received                         (21)
                                      --------
Net cash paid                         $ 17,912
                                      ========


Note C--Valuation Accounts

         During 1998, the Company recorded a valuation allowance for obsolete inventory in the amount of $1,900,000. The following table presents a summary of the changes in the allowance for doubtful accounts receivable for each of the years in the three-year period ended December 26, 1998:

(in thousands)                             1998       1997       1996
                                           ----       ----       ----
Balance at beginning of year             $ 1,933    $ 1,250    $   862

Provisions for doubtful accounts             996      1,502        735

Amounts charged off                         (732)      (819)      (347)
                                         -------    -------    -------
Balance at end of year                   $ 2,197    $ 1,933    $ 1,250
                                         =======    =======    =======

Note D--Shareowners' Equity and Related Matters

         The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after date of award. During 1998, 18,300 performance shares (21,000 shares in 1997 and 18,200 in 1996) were awarded at average weighted fair values of $13, $13.13 and $12.50 per share for 1998, 1997 and 1996, respectively. At December 26, 1998, there were 106,100 performance shares awarded but unissued. The Company also has a stock option plan for non-employee directors in addition to the Long-Term Incentive Plan for key employees. The following table summarizes information about stock option transactions:

                                                              WEIGHTED AVERAGE
                                    NUMBER    EXERCISE PRICE   EXERCISE PRICE
                                   OF SHARES    PER SHARE        PER SHARE
                                   ---------  --------------  ----------------

Outstanding at January 1, 1996      126,000    $9.25 - 14.50      $12.66
                                    -------     ----   -----       -----
Granted                              14,300     9.25 - 12.75        9.52
Exercised                               --          --               --
Forfeited                           (17,700)    9.25 - 14.38       12.73
                                    -------     ----   -----       -----
Outstanding at December 28, 1996    122,600      9.25 -14.50       12.28
                                    -------     ----   -----       -----
Granted                              16,800    12.00 - 13.38       12.52
Exercised                              (200)            9.25        9.25
Forfeited                           (21,700)    9.25 - 14.50       12.73
                                    -------     ----   -----       -----
Outstanding at December 27, 1997    117,500     9.25 - 14.50       12.24
                                    -------     ----   -----       -----
Granted                             196,400    11.13 - 13.25       13.09
Exercised                            (1,000)            9.31        9.31
Forfeited                           (18,800)    9.25 - 14.50       12.80
                                    -------     ----   -----       -----
Outstanding at December 26, 1998    294,100     9.25 - 14.50       12.78
                                    =======     ====   =====       =====


         The number of shares exercisable were 122,600, 117,500 and 134,100 as of the year-ends 1996, 1997 and 1998, respectively. The fair value of options granted in 1998 was $4.68 per share. Options outstanding at December 26, 1998 are composed of the following:


                            OUTSTANDING                      EXERCISABLE
               -------------------------------------   -----------------------
                                WEIGHTED
                NUMBER OF       AVERAGE     WEIGHTED    NUMBER OF     WEIGHTED
  RANGE OF      SHARES AT      REMAINING    AVERAGE     SHARES AT     AVERAGE
  EXERCISE     DECEMBER 26,   CONTRACTUAL   EXERCISE   DECEMBER 26,   EXERCISE
   PRICES         1998           LIFE        PRICE        1998         PRICE
  --------     ------------   -----------   --------   ------------   --------
$9.25 - 11.13     40,000         7.35        $9.32        40,000        $9.32
12.00 - 13.06     30,000         8.50        12.61        30,000        12.61
13.13 - 14.00    172,100         9.29        13.13        12,100        13.13
14.38 - 15.50     52,000         5.38        14.38        52,000        14.38
                 -------         ----       ------       -------       ------
$9.25 - 14.50    294,100         8.24       $12.78       134,100       $12.78
                 =======         ====       ======       =======       ======

         All options expire 10 years after the date of grant. There are 173,000 shares reserved for future issuance under the Long-Term Incentive Plan and 31,000 shares reserved for future issuance under the stock option plan for non-employee directors.

         Holders of common shares received a distribution of one right for each common share held on February 15, 1990. The rights become exercisable 10 days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 25% of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 10% of the Company's common shares or more by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareowners. Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $180 at a price equal to 50% of the fair market value of the shares. The rights are nonvoting, may generally be redeemed by the Company at a price of 1 cent per right and expire on February 15, 2000. The Company has reserved for issuance 6.6 million common shares for this stock rights plan.

         The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, stock options do not constitute compensation expense in the determination of net income. Had stock option compensation expense been determined pursuant to the methodology provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the proforma effect on results of operations in 1998 would have been a decrease in net income of $141,000, or 2 cents per common share. The proforma effect on results of operations for 1997 and 1996 would have been a reduction in the Company's earnings per share of less than 1 cent per share.

Note E--Debt and Lease Transactions

         The Company has available, under lines of credit arrangements with several banks, $60 million in unsecured short-term borrowings. The interest rate applicable when using these lines is dependent upon a variety of formulae which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate and there are no commitment fees. These credit arrangements are reviewed annually for change and/or renewal. At year-end 1998, $2 million of short-term borrowings were outstanding under these arrangements. The Company also has unused letters of credit in the amount of $5.3 million related to liability coverage and bonds payable.

Long-term debt consisted of the following obligations:


(in thousands)                                     DECEMBER 26,   DECEMBER 27,
                                                       1998           1997
                                                   ------------   ------------
Unsecured notes to insurance company, due in
  annual installments ranging from $1,430 to
  $4,060 with the final payment in 2002.
  Interest is payable quarterly at 8.65%            $10,000        $10,000

Unsecured notes to insurance company, due in
  annual installments of $2,000 with the
  final payment in 2002. Interest is payable
  semi-annually at 8.99%                             6,000           8,000

Michigan Strategic Fund limited obligation
  revenue bonds, payable in 2001. Interest
  varies weekly at prevailing market rates
  for similar tax exempt securities (average
  of 3.42% for 1998) and is paid quarterly          3,300            3,300

Industrial revenue bonds, payable in annual
  installments ranging from $140 to $160 with
  the fianl payment in 2001. Interest payable
  quarterly at 83% of the Prime Rate                  460              600

Other                                               1,090              783
                                                  -------          -------
Total long-term debt                               20,850           22,683
Less amount due in one year                         3,759            2,240
                                                  -------          -------
Total long-term debt net of current maturities    $17,091          $20,443
                                                  =======          =======

         Properties at December 26, 1998 with a net carrying value of approximately $4,333,000 are pledged as collateral for the revenue bonds

         Maturities of long-term debt for each of the four years following 1999 approximate the following: $4,339,000 in 2000; $7,642,000 in 2001;
$4,595,000 in 2002 and $139,000 in 2003. The industrial revenue bonds were repaid in January 1999.

         The Company leases certain facilities under various operating leases. Lease expense for such facilities totaled approximately $373,000 in 1998, $522,000 in 1997, and $620,000 in 1996. Future minimum lease payments for each of the next five years approximate $342,000 and aggregate $2,025,000 thereafter.

Note F--Income Taxes

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                DECEMBER 26,    DECEMBER 27,
(in thousands)                                     1998            1997
                                                ------------    ------------
Deferred tax assets
   Basis differences in properties                  $727             $459
   Compensation and employee benefits                431              437
   Allowance for doubtful accounts                   857              754
   Basis differences in inventories                  154              176
   Store closings                                    530              961
   Insurance claims accrual                          239              219
   Other                                              50               52
                                                  ------           ------
   Total deferred tax assets                      $2,988           $3,058
                                                  ======           ======

The provisions for income taxes consist of:

                                               FOR THE YEAR ENDED
                                     -----------------------------------------
                                     DECEMBER 26,  DECEMBER 27,   DECEMBER 28,
(in thousands)                           1998         1997           1996
                                     ------------  ------------  -------------
Current
   Federal                             $3,273        $2,364         $ 3,253
   State                                1,064         1,184          1,289
Deferred Federal and State(credit)         70          (633)          (202)
                                       ------        ------         ------
Total provision for income taxes       $4,407        $2,915         $4,340
                                       ======        ======         ======

         A reconciliation of the income tax provisions and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes, is as follows:

                                               FOR THE YEAR ENDED
                                     -----------------------------------------
                                     DECEMBER 26,  DECEMBER 27,   DECEMBER 28,
(in thousands)                           1998         1997           1996
                                     ------------  ------------  -------------

Computed amount                        $3,803        $2,464         $3,574
State income taxes, net of federal
   income tax benefit                     708           725            833
Tax exempt investment income             (116)         (111)           (74)
Other                                      12          (163)             7
                                       ------        ------         ------
Total provision for income taxes       $4,407        $2,915         $4,340
                                       ======        ======         ======

Note G--Store Closing Costs

During 1998, the Company closed seven stores which did not meet the Company's strategic and financial expectations. The costs associated with these closings primarily related to liquidating inventories and certain writedowns of real property values and were approximately $3.5 million, of which approximately $1.5 million was recorded as a charge to cost of sales.

Six stores were closed in 1997 and two stores were closed in 1996 with related costs totaling $3,800,000 and $921,000, respectively. Real estate owned related to these closed stores is held for sale and included with other assets on the accompanying consolidated balance sheets.

Note H--Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Current Receivables and Payables. The carrying amounts reported in the balance sheet for accounts receivable, Builder Finance Program receivables, accounts payable and short-term debt approximate their fair value.

Long-Term Debt. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements. The carrying amounts and fair values of the Company's financial instruments are as follows:

                                  DECEMBER 26,           DECEMBER 27,
                                     1998                    1997
                              ------------------      ------------------
                              CARRYING     FAIR       CARRYING     FAIR
(in thousands)                 AMOUNT      VALUE       AMOUNT      VALUE
                              --------     -----      --------     -----
Cash and cash equivalents     $ 3,166     $ 3,166     $25,333     $25,333

Trade receivables              41,687      41,687      30,064      30,064

Builder Finance Program
  receivables                   3,296       3,296         322         322

Accounts payable               20,123      20,123      10,814      10,814

Short-term debt                 2,000       2,000        --          --

Long-term debt including
  current portion              20,850      21,684      22,683      23,555
                               ======      ======      ======      ======

Note I--Contingencies

         Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management based upon discussion with legal counsel the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's consolidated results of operations, liquidity or financial position.

Note J--Subsequent Event

         On February 1, 1999, the Company sold inventory, trade receivables and equipment related to six of its stores to Stock Lumber Co. The selling price, which approximated net book value was approximately $10 million. The real property is now being leased to Stock Lumber under lease arrangements varying by location. These six stores in aggregate contributed $49 million, $53 million and $57 million to Company sales in 1998, 1997 and 1996, respectively.

Corporate Information

Annual Meeting

     The Annual Meeting of shareowners of Wolohan Lumber Co. will be held April 29, 1999, 2 p.m. at the Citizens Bank Building, 101 N. Washington Avenue, Saginaw, Mich. You are cordially invited.


Form 10-K

     Shareowners may obtain a copy of the Form 10-K annual report filed with the Securities and Exchange Commission (SEC) free of charge by writing to Mr. Edward J. Dean, Corporate Controller, Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI 48605.


Headquarters

Wolohan Lumber Co. Administrative Offices
1740 Midland Road
P.O. Box 3235 o Saginaw, MI 48605
(517) 793-4532


Common Stock

Wolohan's common stock trades on The Nasdaq Stock Market under the symbol
WLHN.


Transfer Agent

State Street Bank and Trust Company
c/o EquiServe Limited Partnership
P.O. Box 8200 o Boston, MA 02266-8200
(800) 426-5523


General Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000 o Detroit, MI 48226


Independent Auditors

Rehmann Robson, P.C.
5800 Gratiot o Saginaw, MI 48603


Board of Directors

James L. Wolohan
Chairman of the Board,
President and Chief Executive Officer;
Director since 1986

Hugo E. Braun, Jr.
Partner, Braun Kendrick Finkbeiner,
Attorneys-at-Law;
Director since 1984

Leo B. Corwin
President, Txcor, Inc.;
Director since 1992

Charles R. Weeks
Chairman and formerly Chief Executive Officer of Citizens Banking Corp.; Director since 1996

Lee A. Shobe
formerly President and Chief Executive Officer of Dow Brands, Inc.; Director since 1996


Committees

Management Review Committee

Lee A. Shobe, Chairman
Hugo E. Braun, Jr.
Leo B. Corwin
Charles R. Weeks

Compensation Committee

Charles R. Weeks, Chairman
Hugo E. Braun, Jr.

Audit Committee

Hugo E. Braun, Jr., Chairman
Leo B. Corwin
Lee A. Shobe
Charles R. Weeks


Officers

James L. Wolohan
Chairman of the Board, President and Chief Executive Officer

John A. Sieggreen
Vice President-Operations

David G. Honaman
Vice President-Administration, Secretary and Chief Financial Officer

Curtis J. LeMaster
Vice President-Marketing, Purchasing and Systems

Edward J. Dean
Corporate Controller

James R. Krapohl
Treasurer and
Assistant Secretary

[ LOGO ]

Wolohan Lumber Co. - 1740 Midland Road - P.O. Box 3235 -
          Saginaw, MI 48605 - (517) 793-4532
             Web Address: www.wolohan.com