Form 10-K, Exhibit 13
period 1999-12-25
WOLOHAN LUMBER CO
filed 2000-03-23
CIK 108079

Wolohan Lumber Co.
                             1999 Annual Report
          "Quality Home Builders And Remodelers Build With Wolohan"








Company Profile

         Wolohan Lumber Co., is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement projects.

         Headquartered in Saginaw, Mich., the Company was founded in 1964 with three stores and at year-end 1999, 48 stores were in operation under the names Wolohan Lumber, CML and Weber Lumber. Each store provides a strong offering of quality materials, competitive prices and expert and personal service. Each location includes a retail sales area (with most stores having significant square footage devoted to displays of kitchens, baths, doors and windows and other building materials), under-roof storage areas and an outside lumberyard area with displays of pole barns, garages, decks and storage buildings. In addition, the Company has one truss plant, a specialty millwork operation, two wall-panel facilities and several stores with door-assembly capabilities.

         The Company's primary customer focus is the single-family homebuilder, commercial and multi-family builder, remodeler and project-oriented consumer. The Company offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.


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





Corporate Highlights

o The Company announced a realignment of its operations into two operating divisions in preparation for accelerated growth. The two divisions comprise a core group of high-performing, contractor-focused Wolohan stores and a CML Division targeting retail project sales and sales to professional homebuilders. CML is the operating name of Central Michigan Lumber, acquired by the Company in 1998. Up to 27 stores currently operating under the Wolohan Lumber name are expected to be converted to the CML model over the next several years.

o Earnings per share improved to $1.19 per share from $1.05 per share in 1998.

o The Company repurchased 539,000 shares of its common stock at an average of $12.76 per share, which was in addition to 1,370,000 shares repurchased in 1998. The combination of the stock-repurchase program and earnings retention has increased the Company's book value per share from $15.94 at year-end 1997 to $19.27 at year-end 1999.

o Sales totaled $404 million for 1999 with comparable-store sales increasing 5 percent.

o   Net income totaled $6.3 million.

o Capital expenditures of $8.6 million included the addition of a wall-panel manufacturing facility and the relocation of one store.

o The Company completed the installation of a new point-of-sale computer system.

o The Company ended 1999 with a strong balance sheet highlighted by a sound working capital position and a low debt ratio.


FINANCIAL HIGHLIGHTS
(in thousands, except per-share amounts, ratios and percentages)
                                                                                          1999     1998
                                                                                           vs       vs
                                                 1999           1998           1997       1998     1997
                                                 ----           ----           ----       ----     ----
INCOME STATISTICS
Net sales                                    $404,032       $449,904       $424,503       -10%       +6%
Gross profit                                   91,628        102,492        101,583       -11%       +1%
Income before income taxes                     10,377         11,186          7,247        -7%      +54%
Net Income                                      6,276          6,779          4,332        -7%      +56%
Per share, basic:
     Net income                                  1.19           1.05            .63       +13%      +67%
     Dividends                                    .28            .28            .28        --        --
                                             --------       --------       --------       ---       ---
BALANCE SHEET STATISTICS
Working capital                              $ 52,302       $ 53,202       $ 72,070        -2%      -26%
Total assets                                  140,646        157,511        157,463       -11%       --
Long-term debt, net of current portion         12,593         17,091         20,443       -26%      -16%
Total liabilities                              43,707         58,840         47,284       -26%      +24%
Shareowners' equity                            96,939         98,671        110,179        -2%      -10%
Book value per share                            19.27          17.78          15.94        +8%      +12%
                                             --------       --------       --------       ---       ---
KEY RATIOS AND PERCENTAGES
Current ratio                                   2.7:1          2.3:1          3.7:1       +17%      -41%
Liquidity ratio                                 .10:1          .08:1          .94:1       +25%      -91%
Gross profit margin                              22.7%          22.8%          23.9%       --        -5%
Pre-tax profit margin                             2.6%           2.5%           1.7%       +4%      +47%
Return on sales                                   1.6%           1.5%           1.0%       +7%      +50%
Return on average assets                          4.2%           4.2%           2.7%       --       +56%
Return on beginning shareowners' equity           6.4%           6.2%           4.0%       +3%      +55%
                                             ========       ========       ========       ===       ===

JAMES L. WOLOHAN                                          [ PICTURE OMITTED ]
Chairman of the Board,
President and Chief
Executive Officer

JOHN A. SIEGGREEN
Executive Vice President
and Chief Operating Officer

                             Shareowners' Address

         In 1999, Wolohan Lumber marked another year of progress in meeting the objectives set forth in its strategic plan. Broadly, this strategic plan focuses on three key areas of our business: market share growth to professional and project-oriented customers, leadership through quality store management with highly productive salespeople, and financial performance. The Company's primary measure of financial performance is Economic Value Added (EVA(TM)), which rewards investors through improvement in net income relative to the net assets employed in business operations.

         Although the Company must continue to make strides toward realizing the strategic plan objectives, we are nonetheless encouraged by our 1999 results. Sales of $404 million were 10 percent lower than 1998 levels; comparable-store sales, however, rose 5 percent from 1998. Net income for 1999 was down 7 percent from the prior year but earnings per share increased 13 percent, to $1.19, in 1999, compared with $1.05 in 1998. This marked the 36th consecutive year of profitability for Wolohan Lumber Co. The increase in earnings per share was affected by a 19-percent decline in average shares outstanding, reflective of the Company's aggressive stock repurchases. Wolohan repurchased 539,000 shares of common stock in 1999 at an average of $12.76 per share and 1,370,000 shares in 1998 at an average of $12.07 per share.

         We were able to achieve these results even as the industry and the Company continue to experience dramatic and unprecedented change. Externally, competitive forces continue to be the growth of large warehouse chains in ever-smaller markets, coupled with rapid consolidation on the part of leading industry players on the professional side of the business.

         Internally, the Company executed several initiatives representing significant change. Each of these initiatives is consistent with the key elements of the strategic plan.

o In the first quarter of 1999, we closed or divested all remaining operations in northern Illinois and Wisconsin. The 1998 sales and operating income from the stores that were eliminated totaled approximately $90 million and $1.5 million, respectively. We took this bold action because we believe our best growth opportunity and competitive positioning lies in the three "core" states of Michigan, Indiana, and Ohio, where we already have significant market share with target customers. In Michigan, for example, we operate more than 30 locations, all outside the metropolitan Detroit market area. As we make incremental investments in value-added manufacturing facilities to support stores in our core markets, we will be able to leverage this market presence to create a larger internal distribution area through which to market these manufactured products. We will also be able to gain greater efficiency in other areas of our business such as purchasing and marketing.

                           "Quality Home Builders
                               and Remodelers
                             Build with Wolohan"

o We bolstered our value-added manufacturing capacity within our core market area in 1999. Incremental investments to increase production capacity in our western Michigan truss and wall-panel facility and a new investment in a state-of-the-art panelizing plant in Dayton, Ohio position us to improve market share and gross margins to professional customers.

o We completed the installation of our new fourth-generation language (4GL) point-of-sale computer system during 1999. This gives the Company a platform for further expanding its commitment to technology, including use of electronic commerce and other internet applications. Curt LeMaster, promoted to Senior Vice President and Chief Information Officer in 1999, will lead our efforts in these areas. He was formerly Vice President of Marketing, Purchasing and Systems.

o The most exciting of our 1999 initiatives, however, came in October, when we announced plans to restructure our stores into two operating divisions in preparation for accelerated growth. The two divisions comprise our core group of high-performing, contractor-focused Wolohan stores and a CML Division targeting retail project sales and sales to professional customers. CML is the operating name of Central Michigan Lumber, acquired in mid-1998. CML has a highly centralized operating model specializing in sales of large-ticket packages such as post-frame buildings, garages, shell homes, decks and storage buildings. The market for these types of major packages presents a real growth opportunity for the Company and is not a primary area of focus for other marketplace competitors. Over the next two to three years, we will convert up to 27 stores to the CML model through complete remodeling and repositioning of the facilities and extensive associate training in packages and projects. Eight stores are slated for conversion in 2000.

         To provide hands-on leadership to each of the two operating divisions, we have named Dan Rogers president of the CML Division and Dave Honaman president of the Wolohan Division. Rogers and Honaman, both Senior Vice Presidents of Wolohan Lumber Co., will also serve in the roles of General Merchandise Manager and Chief Financial Officer, respectively. Rogers has served as CML president since the date of the acquisition and has been instrumental in maintaining the stores' strong performance.

         One corporate administrative team will serve the varying needs of both the Wolohan and CML divisions. For example, one common purchasing and marketing team will develop programs and implement initiatives for both divisions, although product mixes will differ. We have also combined all of our associate programs in areas such as health-care benefits, retirement benefits and vacation. Our goal is to ensure that all associates, whether in the Wolohan Division, the CML Division, or at our corporate offices, understand that, even with multiple operating divisions, we are still all a part of one Company.

         The creation of two operating divisions and the corresponding changes in executive responsibilities better position our Company to achieve growth in comparable-store sales as well as growth through acquisitions. Acquisitions would be added to one of the two operating divisions depending on their characteristics and where they would best fit.

         Heading into the year 2000, the future for Wolohan Lumber is very promising. The strength of the Wolohan Division and the CML Division conversion strategy will provide the necessary incremental growth in our core base of operations. We will continue to scour our market area for acquisition opportunities. Additional investment in value-added capacity remains a top priority. Our executive team is dedicated to bringing the strategic plan objectives to completion.

         Finally, we thank all Wolohan associates for their outstanding efforts in 1999. Managing and working through change is never easy, but it is necessary to continue our rich history as a strong industry competitor. We look forward to continued progress in 2000.

                               /s/ Jim Wolohan
                               James L. Wolohan, Chairman of the Board,
                               President and Chief Executive Officer

                               /s/ John A. Sieggreen
                               John A. Sieggreen, Executive Vice President
                               and Chief Operating Officer

COMMON STOCK DATA
                                     1999                                         1998
                  ----------------------------------------      ----------------------------------------
                       MARKET RANGE         CASH DIVIDENDS           MARKET RANGE         CASH DIVIDENDS
                    HIGH          LOW          DECLARED           HIGH          LOW           DECLARED
                    ----          ---       --------------        ----          ---       --------------
First Quarter     $13           $12 1/4          $.07           $13 5/8       $11               $.07
Second Quarter     12 7/8        10 3/4           .07            13 1/4        11 1/4            .07
Third Quarter      13 3/4        12 3/4           .07            13 7/16       11                .07
Fourth Quarter     13 3/16       11 5/8           .07            13 5/16       8 13/16           .07

Year               13 3/4        10 3/4          $.28            13 5/8        8 13/16          $.28

         The Company's common stock trades on The Nasdaq Stock Market(TM) under the symbol WLHN. The approximate number of record holders of the Company's stock at Dec. 25, 1999 was 719.



QUARTERLY SUMMARIES
(in thousands, except per-share amounts)

                             FIRST         SECOND        THIRD        FOURTH          TOTAL
                            QUARTER       QUARTER       QUARTER       QUARTER         YEAR
                            -------       -------       -------       -------         ----
1999
Net sales                  $ 73,148       $117,414      $118,727      $ 94,743      $404,032
Gross profit                 17,020         26,477        27,014        21,117        91,628
Net income:
     Amount                    (932)         3,215         3,608           385         6,276
     Per share, basic          (.17)           .60           .68           .08          1.19
                           --------       --------      --------      --------      --------

1998
Net sales                  $ 73,195       $112,856      $143,117      $120,736      $449,904
Gross profit                 17,175         27,206        31,678        26,433       102,492
Net income:
     Amount                    (854)         2,800         3,075         1,758         6,779
     Per share, basic          (.12)           .41           .46           .30          1.05
                           --------       --------      --------      --------      --------

SALES MIX
                             BY CUSTOMER SEGMENT

(in thousands, except percentages)     1999       Mix      1998       Mix
----------------------------------     ----       ---      ----       ---
Contractor Builder and Remodeler     $258,256      64%   $285,497     63%
Project-Oriented Consumer             145,776      36%    164,407     37%
                                      -------      --     -------     --
Total Sales                          $404,032     100%   $449,904    100%
                                     ========     ===    ========    ===


         Single-family homebuilders, remodelers and commercial/industrial accounts are all part of the contractor builder and remodeler segment of the Company's sales. Project selling is the Company's focus regarding the consumer/DIY customer.

                            BY PRODUCT CATEGORY
                           (percent of total sales)

                                          1999    1998
                                          ----    ----
Dimension Lumber                          20.6    18.1
Sheathing Plywood                         11.4    10.0
Other Forest Products                     11.3    11.0
Building Materials                        17.6    17.5
Hardware                                   5.6     6.0
Home Decorations                           1.7     2.0
Millwork                                  15.7    17.1
Kitchen Cabinets and Vanities              6.0     6.4
Plumbing, Heating, and Electrical          2.0     4.8
Trusses and Components                     8.1     7.1
                                           ---     ---
Total Sales                                100     100
                                           ===     ===

         Wolohan Lumber Co. will focus on selling more product to its large base of homebuilders and remodelers while also expanding market share by developing new customers. The Company continues to invest in value-added services such as wall panelization, truss manufacturing, door and window assembly, construction financing, specialized delivery equipment, product installation and house design. These capabilities will help increase market share of builder and remodeler sales. These value-added services demonstrate the Company's commitment to the professional builder.

         Project-oriented sales, such as doors and windows, kitchens and baths, decks, fences and storage buildings, continue to be the focus of the Company for its DIY customers. Knowledgeable sales associates are utilizing up-to-date displays, computerized drawings and special financing programs to enhance and improve the market share of this segment of the Company's sales.


5-YEAR PERFORMANCE
(In thousands, except per-share amounts, ratios and percentages)

                                               1999       1998        1997        1996        1995
                                               ----       ----        ----        ----        ----
Income Statistics
Net sales                                   $ 404,032   $ 449,904    $ 424,503   $ 430,358   $ 418,058
Gross profit                                   91,628     102,492      101,583     103,375      99,989
Store closing costs                             1,304       1,966        3,800         921       3,317
Interest expense                                1,541       1,828        2,212       2,457       2,919
Income before income taxes                     10,377      11,186        7,247      10,511       6,498
Income taxes                                    4,101       4,407        2,915       4,340       2,763
Net income                                      6,276       6,779        4,332       6,171       3,735
Net income per share, basic                      1.19        1.05          .63         .89         .53
Cash dividends declared:
           Amount per share                       .28         .28          .28         .28         .28
           Percent of net income                 23.4%       26.6%        44.7%       31.6%       53.2%
Average shares outstanding                      5,271       6,474        6,912       6,968       7,100
                                            ---------   ---------    ---------   ---------   ---------
Balance Sheet Statistics
Current assets                              $  83,416   $  94,951    $  98,911   $  96,722   $  92,041
Other assets                                   13,886      18,121        7,544       2,311       2,149
Properties (net)                               43,344      44,439       51,008      63,676      68,250
Total assets                                  140,646     157,511      157,463     162,709     162,440
Working capital                                52,302      53,202       72,070      61,689      60,631
Long-term debt, net of current portion         12,593      17,091       20,443      19,883      26,674
Total liabilities                              43,707      58,840       47,284      54,916      58,084
Shareowners' equity:
           Amount                              96,939      98,671      110,179     107,793     104,356
           Book value per share                 19.27       17.78        15.94       15.60       14.93
                                            ---------   ---------    ---------   ---------   ---------
Key Operating Percentages
Gross profit margin                              22.7%       22.8%        23.9%      24.0%        23.9%
Pre-tax profit margin                             2.6%        2.5%         1.7%       2.4%         1.6%
Return on sales                                   1.6%        1.5%         1.0%       1.4%         0.9%
Return on average assets                          4.2%        4.2%         2.7%       3.7%         2.2%
Return on average working capital                11.9%       10.8%         6.5%      10.1%         6.0%
Return on beginning shareowners' equity           6.4%        6.2%         4.0%       5.9%         3.6%
Return on average total invested capital          5.6%        5.5%         3.4%       4.8%         2.8%
                                            ---------   ---------    ---------   ---------   ---------
Key Financial Ratios and Measures
Sales to average working capital                7.7:1       7.2:1        6.3:1       7.0:1       6.7:1
Sales to average shareowners' equity            4.1:1       4.3:1        3.9:1       4.1:1       4.0:1
Sales to average total invested capital         3.6:1       3.7:1        3.3:1       3.3:1       3.2:1
Current ratio                                   2.7:1       2.3:1        3.7:1       2.8:1       2.9:1
Quick ratio                                     1.2:1       1.1:1        2.1:1       1.4:1       1.3:1
Liquidity ratio                                 .10:1       .08:1        .94:1       .44:1       .44:1
Debt to total assets ratio                      .09:1       .11:1        .13:1       .12:1       .16:1
Capitalization ratio                            .11:1       .15:1        .16:1       .16:1       .20:1
Shareowners' equity to total assets ratio       .69:1       .63:1        .70:1       .66:1       .64:1
Inventory turnover                               7.30        7.68         6.73        6.30        5.89
Asset turnover                                   2.71        2.81         2.62        2.58        2.47
                                            ---------   ---------    ---------   ---------   ---------
Stores
Number of stores at end of year                    48          55           55          61          60
                                            =========   =========    =========   =========   =========


Management's Discussion and Analysis of
Results of Operations and Financial Condition

         Certain information contained in Management's Discussion and Analysis of Results of Operations and Financial Condition may be deemed to be forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are subject to the Act's safe-harbor provisions. These standards are based on current expectations and involve a number of risks and uncertainties. Actual results could differ materially and adversely from those described in the forward-looking statements as a result of various factors outside the Company, including, but not limited to the following: fluctuations in customer demand and spending, expectations of future volumes and prices for the Company's products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results.

RESULTS OF OPERATIONS

           Net income in 1999 totaled $6.3 million ($1.19 per basic share), compared with $6.8 million ($1.05 per basic share) in 1998. The improvement in earnings per share resulted primarily from a 19-percent decrease in average shares outstanding as a result of the Company's repurchase program. The decline in 1999 net income reflects the elimination of $1.5 million of operating income associated with stores divested in late 1998 and early 1999 and a 10-percent drop in total sales.

         Other significant items affecting 1999 net income included: (1) a gain on the sale of properties of $3.5 million (compared with $2.9 million in 1998); (2) a LIFO charge of $809,000 (compared with a LIFO credit of $1.3 million in 1998); and (3) store closing costs of $1.5 million (compared with $3.5 million in 1998).

         Net income in 1998 increased 56 percent from 1997 net income of $4.3 million due to the positive contribution of Central Michigan Lumber ("CML"), acquired on June 29, 1998; gains from selling idle properties; a lower operating expense factor and a 6-percent increase in total sales. Included in the 1998 results were approximately $4.6 million (pre-tax) of costs related to restructuring activities. Of this total restructuring charge, $3.5 million was related to store closings.

         Sales of $404 million in 1999 were 10 percent lower than 1998 sales of $449.9 million, which were 6 percent higher than 1997 sales. Sales in 1998 included $90.6 million from seven stores closed in late 1998 and six stores sold in February 1999. Comparable-store sales increased 5 percent in 1999 from 1998. Higher selling prices for lumber and structural panel products accounted for approximately half of the increase in comparable-store sales for 1999. The sales mix by customer type was 64 percent contractor builder and remodeler sales and 36 percent project consumer sales in 1999, compared with 63 and 37 percent, respectively, for 1998 and 61 and 39 percent, respectively, for 1997. The higher mix of sales to the contractor customer reflects the Company's strategy to focus on selling products to the builder, remodeler and project-oriented customer, versus selling general home-improvement merchandise to individual consumers.

         The gross profit margin in 1999 was 22.7 percent, compared with 22.8 percent in 1998 and 23.9 percent in 1997. Gross profit margin results in 1999 included a LIFO charge of $809,000, compared with a LIFO credit of $1.3 million in 1998 and 1997. The decline in gross profit margins in 1998 compared with 1997 was due primarily to the impact of liquidating inventories at closed stores and the recording of an allowance for obsolete inventory. The allowance for obsolete inventory totaled approximately $1.9 million at year-end 1999 and will be used to offset liquidation efforts in 2000 as the

[GRAPHIC OMITTED] [GRAPHIC OMITTED]  [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
Sales             Net Income         Net Income Per Share  Net Return of Sales




Company continues to bring product mix in balance with its customer focus. The gross profit margin in 1999, excluding the provision for LIFO, was 22.9 percent, compared to 22.5 percent in 1998 and 23.6 percent in 1997.

         Other operating income, which is primarily revenue from installed labor income, finance charges related to receivables and rental income, increased to $3.7 million in 1999 from $3 million in 1998 and $2.7 million in 1997.

         Selling, general, and administrative expenses (excluding store-closing costs) declined 8 percent in 1999 to $78.7 million from $85.7 million in 1998 and $81.9 million in 1997, resulting in an expense factor of
19.5 percent of sales in 1999 compared with 19.0 percent and 19.3 percent in 1998 and 1997, respectively. The higher 1999 expense factor was primarily due to the combination of the 10-percent sales decline, a higher provision for uncollectible trade receivables, training costs related to the installation of a new point-of-sale computer system and other costs related to the execution of the Company's strategic plan. The lower 1998 expense factor was primarily due to lower provision for uncollectible trade receivables and marketing expense.

         The closing of seven stores in 1999 (including six stores which were sold in February 1999) resulted in costs of $1.5 million, compared with $3.5 million recorded in 1998 and costs of $3.8 million recorded in 1997 related to closing seven and six stores, respectively. A portion of the closing costs in 1999 and 1998 ($200,000 and $1.5 million, respectively) was a charge to cost of sales. The closing costs in 1999 were primarily related to liquidating inventories and absorbing certain other ongoing fixed costs. The closing costs in 1998 and 1997 were primarily related to liquidating inventories, writing down of certain owned real property, expensing portions of future lease payments on longer-term leases and writing off of leasehold improvements. The Company will continue to evaluate performances of stores in terms of meeting minimum return-on-investment criteria, and additional store closings may result from this ongoing review.

         Excluding store-closing costs, the net operating expense factor for 1999 increased to 21.3 percent of sales from 20.9 percent in 1998 and 21.6 percent in 1997. Depreciation and amortization expense in 1999 was reduced $1.1 million from 1998 and $2.3 million from 1997.

         Other income and expenses netted income of $2.4 million in 1999 compared with income of $1.7 million in 1998 and expense of $1.7 million in 1997. The improvement in both 1999 and 1998 was due primarily to the significant amount of gain on sale of idle properties. In addition, interest expense was reduced 16 percent to $1.5 million from $1.8 million in 1998 and $2.2 million in 1997. The decrease reflects the reductions in long-term debt.

         The effective income tax rate (federal and state combined) was 39.5 percent in 1999, compared with 39.4 percent in 1998 and 40.2 percent in 1997.

FINANCIAL CONDITION -
LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $3.2 million at year-end 1999 and 1998. Net cash provided by operating activities totaled $4 million in 1999, compared with $14.2 million in 1998. The 1999 reduction in net cash from operations was primarily a result of lower accounts payable compared with year-end 1998, reflecting reductions made in inventory levels.

         Investing activities provided net cash of $10.5 million in 1999, compared with cash used in investing activities of $16.9 million in 1998. The increase in cash in 1999 was due primarily to the proceeds from the sale of inventory, trade receivables and equipment related to the sale of six stores. The decrease in 1998 was due to a $17.9 million cash outlay for the purchase of CML.

         Financing activities used net cash of $14.4 million in 1999 and included $4.1 million for payments on long-term debt, $2 million for payment of a short-term credit line, $1.5 million for dividend payments and $6.9 million used to repurchase 539,000 shares of Company common stock at an average of $12.76 per share. In 1998, net cash used in financing activities totaled $19.4 million and included $16.5 million for the

[GRAPHIC OMITTED] [GRAPHIC OMITTED]  [GRAPHIC OMITTED]     [GRAPHIC OMITTED]
Gross Margin      Working Capital    Debt to Equity Ratio  Shareowners' Equity


repurchase of 1.37 million shares of Company common stock.

         The Company has $50 million available in lines-of-credit arrangements for short-term debt. There was no outstanding balance under these arrangements at year-end 1999 and at year-end 1998 $2 million was outstanding.

         Working capital was $52.3 million at the end of 1999, compared with $53.2 million at year-end 1998. The Company expects that net cash provided from operating activities and available lines of credit will be adequate to meet working-capital needs and capital expenditures for 2000 (estimated to be $5.4 million) and beyond.

         The long-term debt-to-asset ratio was lowered to .09:1 at Dec. 25, 1999, compared with .11:1 for year-end 1998.

         Capital expenditures totaled $8.6 million in 1999 and included: (1) the addition of a wall-panel plant facility, (2) the purchase of land and buildings used to relocate an existing store, (3) costs related to converting two stores to the CML format and (4) replacements and additions of equipment at existing stores. Capital expenditures have totaled $35 million over the last five years.

         Invested capital (long-term debt and shareowners' equity) was 78 percent of total assets at Dec. 25, 1999, compared with 73 percent at Dec. 26, 1998. Shareowners' equity has been the principal financing factor over the years and accounted for more than 85 percent of invested capital at year-end 1999 and 1998.

EFFECT OF INFLATION

         The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

ENVIRONMENTAL

         The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance effects, in the opinion of management, compliance with the present environmental-protection laws will not have a material adverse effect on the financial condition of the Company or on operating results or cash flows in any one year

READINESS FOR YEAR 2000

         The Company's information technology (IT) systems as well as non-IT systems such as embedded systems/microcontrollers have not experienced any material adverse impacts as a result of the Year 2000 transition. In addition, the Company experienced no material supply chain problems related to the date transition.

OUTLOOK

         Wolohan Lumber Co. enters 2000 with a strong consolidated balance sheet and looks forward to the challenges and opportunities present in each of its two operating divisions. Both divisions are committed to expanding market share by building on their strengths in wood products, building materials, millwork and kitchen and bath. During 2000, the Company plans to convert eight more stores to the CML format which will cause some interruption of normal business during the conversion process but will keep the Company on target to have its stores positioned to serve its target customers (single-family homebuilders, commercial and multi-family builders, remodelers and project-oriented consumers) in a more effective manner. The Company continues to emphasize its value-added services to the builder and expects to increase the volume of wall-panel and truss manufacturing and will continue to provide special delivery services, design and installation services. The Company will continue to place strong emphasis on buying and distribution strategies to improve its competitive position and will work aggressively to lower its operating-expense ratios by focusing on training and more-efficient systems. By proper execution of these strategies, the Company expects to further improve profitability in 2000.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]  [GRAPHIC OMITTED]   [GRAPHIC OMITTED]
Equity Per Share  Total Assets       Properties (Net)    Equity to Asset RAtio


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


/s/ David G. Honaman
David G. Honaman
Senior Vice President-- Secretary,
Chief Financial Officer and
President of the Wolohan Division


/s/ Edward J. Dean
Edward J. Dean
Corporate Controller



REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareowners
Wolohan Lumber Co.
Saginaw, Michigan

         We have audited the accompanying consolidated balance sheets of Wolohan Lumber Co. as of December 25, 1999 and December 26, 1998, and the related consolidated statements of income, changes in shareowners' equity and cash flows for each of the three years in the period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wolohan Lumber Co. as of December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1999 in conformity with generally accepted accounting principles.

/s/ Rehmann Robson, P.C.
Rehmann Robson, P.C.
Saginaw, Michigan
February 15, 2000


CONSOLIDATED BALANCE SHEETS

(in thousands, except per-share amounts)         December 25,  December 26,
                                                     1999          1998
                                                 ------------  ------------
ASSETS
CURRENT ASSETS
              Cash and cash equivalents           $   3,217    $   3,166
              Trade receivables, net                 33,741       41,837
              Builder Finance Program
                receivables, net                      5,220        3,146
              Inventories, net                       35,853       40,903
              Other current assets                    5,385        5,899
                                                  ---------    ---------
TOTAL CURRENT ASSETS                                 83,416       94,951
PROPERTIES
              Land                                    6,910        7,595
              Land improvements                      11,629       13,177
              Buildings                              40,936       44,652
              Equipment                              45,361       47,473
                                                  ---------    ---------
TOTAL PROPERTIES                                    104,836      112,897
              Accumulated depreciation              (61,492)     (68,458)
                                                  ---------    ---------
PROPERTIES, NET                                      43,344       44,439
OTHER ASSETS
              Properties held for sale                8,207        9,805
              Intangible assets, net                  3,684        3,964
              Other                                   1,995        4,352
                                                  ---------    ---------
TOTAL ASSETS                                      $ 140,646    $ 157,511
                                                  =========    =========

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
              Trade accounts payable              $  12,467    $  20,123
              Employee compensation and
                accrued expenses                     14,458       15,867
              Short-term debt                          --          2,000
              Current portion of long-term debt       4,189        3,759
                                                  ---------    ---------
TOTAL CURRENT LIABILITIES                            31,114       41,749

LONG-TERM DEBT, net of current portion               12,593       17,091
                                                  ---------    ---------
TOTAL LIABILITIES                                    43,707       58,840

SHAREOWNERS' EQUITY
              Common stock, $1 par value
                 Authorized - 20,000 shares;
                  issued and outstanding -
                  5,031 shares (5,548 in 1998)        5,031        5,548
              Additional capital                        673        6,694
              Retained earnings                      91,235       86,429
                                                  ---------    ---------
TOTAL SHAREOWNERS' EQUITY                            96,939       98,671
                                                  ---------    ---------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY         $ 140,646    $ 157,511
                                                  =========    =========
BOOK VALUE PER SHARE                              $   19.27    $   17.78
                                                  =========    =========


The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

                                                     FOR THE YEAR ENDED
                                          ----------------------------------------
(in thousands, except per-share amounts)  December 25,  December 26,  December 27,
                                              1999        1998            1997
                                          ------------  ------------  ------------
NET SALES                                   $404,032      $449,904     $424,503
Cost of sales                                312,404       347,412      322,920
                                            --------      --------     --------
Gross profit                                  91,628       102,492      101,583
Other operating income                         3,661         3,007        2,711

OPERATING EXPENSES
    Selling, general and administrative       78,655        85,660       81,920
    Store closing costs                        1,304         1,966        3,800
    Depreciation and amortization              7,310         8,367        9,616
                                            --------      --------     --------
Total operating expenses                      87,269        95,993       95,336
                                            --------      --------     --------
Income from operations                         8,020         9,506        8,958

OTHER INCOME ( EXPENSES)
    Interest expense                          (1,541)       (1,828)      (2,212)
    Interest income                              396           627          562
    Gain (loss) from sale of properties        3,502         2,881          (61)
                                            --------      --------     --------
Other income (expenses), net                   2,357         1,680       (1,711)
                                            --------      --------     --------
INCOME BEFORE INCOME TAXES                    10,377        11,186        7,247
Income taxes                                   4,101         4,407        2,915
                                            --------      --------     --------
NET INCOME                                  $  6,276      $  6,779     $  4,332
                                            ========      ========     ========
NET INCOME PER SHARE, basic                 $   1.19      $   1.05     $   0.63
                                            ========      ========     ========
NET INCOME PER SHARE, assuming dilution     $   1.17      $   1.03     $   0.62
                                            ========      ========     ========

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                                              Common Stock                                Total
(in thousands, except per-share amounts)   ------------------   Additional   Retained   Shareowners'
                                           Shares     Amount     Capital     Earnings     Equity
                                           ------    --------    ---------   --------   ------------
BALANCES AT DECEMBER 28, 1996               6,912    $  6,912    $ 21,828    $ 79,053    $107,793

Net income for 1997                                                             4,332       4,332
Cash dividends - $.28 per share                                                (1,935)     (1,935)
Shares issued under Long-Term
     Incentive Plan, net of related
      tax benefit                               8           8         104                     112
Shares purchased and retired                  (10)        (10)       (113)                   (123)
                                           ------    --------    --------    --------    --------
BALANCE AT DECEMBER 27, 1997                6,910       6,910      21,819      81,450     110,179

Net income for 1998                                                             6,779       6,779
Cash dividends - $.28 per share                                                (1,800)     (1,800)
Shares issued under Long-Term
     Incentive Plan, net of
     related tax benefit                        8           8          52                      60
Shares purchased and retired               (1,370)     (1,370)    (15,177)                (16,547)
                                           ------    --------    --------    --------    --------
BALANCES AT DECEMBER 26, 1998               5,548       5,548       6,694      86,429      98,671

Net income for 1999                                                             6,276       6,276
Cash dividends - $.28 per share                                                (1,470)     (1,470)
Shares issued under Long-Term
     Incentive Plan, net of
     related tax benefit                       22          22         317                     339
Shares purchased and retired                 (539)       (539)     (6,338)                 (6,877)
                                           ------    --------    --------    --------    --------
BALANCES AT DECEMBER 25, 1999               5,031    $  5,031    $    673    $ 91,235    $ 96,939
                                           ======    ========    ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEAR ENDED
                                                         ---------------------------  ------------
(In thousands)                                           December 25,   December 26,  December 27,
                                                             1999          1998           1997
                                                         ------------   ------------  ------------
Operating Activities
  Net income                                               $  6,276      $  6,779      $  4,332
     Adjustments to reconcile net income to net
       cash provided by operating activities
           Depreciation                                       7,030         8,236         9,616
           Amortization                                         280           131          --
           Provision for losses on receivables                1,438           996         1,502
           Provision for obsolete inventory                    --           1,900          --
           Effect of LIFO                                       809        (1,286)       (1,281)
           Deferred income taxes (benefit)                     (295)           70          (633)
           (Gain) loss on sale of properties                 (3,502)       (2,881)           61
           Store closing costs related to properties           --             195         1,699
           Common stock based compensation                      339            60           112
           Changes in assets and liabilities net of
              effects in 1999 from sale of stores to
              Stock Lumber and in 1998 from
              purchase of CML
               Trade receivables                                912        (5,528)        1,156
               Builder Finance Program receivables           (2,174)       (2,974)         (322)
               Other assets                                   1,758        (3,127)          (43)
               Inventories                                      192         6,628         6,825
               Accounts payable and accrued expenses         (9,065)        4,965        (3,925)
                                                           --------      --------      --------
Net Cash Provided By Operating Activities                     3,998        14,164        19,099

Investing Activities
  Additions to properties                                    (8,605)       (5,384)       (3,680)
  Payment for purchase of CML, net of cash acquired            --         (17,912)         --
  Proceeds from sale of stores to Stock Lumber                9,956          --            --
  Proceeds from the sale of properties                        9,117         6,347           477
                                                           --------      --------      --------
Net Cash Provided By (Used In) Investing Activities          10,468       (16,949)       (3,203)

Financing Activities
  Net credit lines (repayments) borrowings                   (2,000)        2,000          --
  Payments on  long-term debt                                (4,068)       (3,035)       (3,990)
  Dividends paid                                             (1,470)       (1,800)       (1,935)
  Purchases of common stock                                  (6,877)      (16,547)         (123)
                                                           --------      --------      --------
Net Cash Used In Financing Activities                       (14,415)      (19,382)       (6,048)
                                                           --------      --------      --------
Increase (Decrease) In Cash and Cash Equivalents                 51       (22,167)        9,848
                                                           --------      --------      --------
Cash and cash equivalents at beginning of year                3,166        25,333        15,485
                                                           --------      --------      --------
Cash and Cash Equivalents at End of Year                   $  3,217      $  3,166      $ 25,333
                                                           ========      ========      ========
Supplemental disclosure of cash flows information:
      Interest paid                                        $  1,544      $  2,117      $  2,029
                                                           ========      ========      ========
      Income taxes  paid                                   $  4,206      $  5,670      $  4,497
                                                           ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING PRACTICES

Organization. Wolohan Lumber Co.("WLC"), together with its wholly owned subsidiaries Wolohan Lumber Co., LLC and Wolohan Lumber Co. of Michigan, LLC, collectively the "Company", is engaged in the retail sale of a full line of lumber and building materials and related merchandise through a chain of 48, (55 in 1998 and 1999) building supply stores operated in Illinois, Indiana, Kentucky, Michigan and Ohio. The stores operate primarily under the names Wolohan Lumber or CML.

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

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates include but are not limited to allowances for bad debts, self-insured medical and workers' compensation accruals, carrying values and recovery period of goodwill and fair value less cost to sell of assets held for sale. Actual results could differ from those estimates.

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

         The Company grants credit in the normal course of business related to product sales and the financing of construction projects through the Builder Finance Program. Concentrations of credit risk with respect to accounts receivable from product sales and the Builder Finance Program are limited because of the large number of businesses and individual customers comprising the Company's customer base. The Company's receivables are primarily from customers in the residential construction industry. Generally, no collateral is required for trade receivables but security, in the form of a first mortgage, is obtained for all Builder Finance Program receivables.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of money market funds and short-term tax-exempt securities.

Inventories. Inventories are stated at the lower of cost, determined by the last-in, first-out method ("LIFO"), or market. Current cost exceeded the LIFO value of inventories by approximately $12,944,000 at December 25, 1999 and $12,135,000 at December 26, 1998. The increase in the LIFO


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE A--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING PRACTICES (continued)


reserve in 1999 resulted in an $809,000 charge to cost of sales. In 1998 and 1997, the liquidation of certain LIFO layers decreased cost of sales by $1,286,000 and $1,281,000, respectively.

Properties. Properties are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the property. Management reviews these assets quarterly to determine whether carrying values have been impaired.

Start-Up Expenses. Expenses associated with the opening of new stores are charged against income as incurred.

Advertising Expenses. The cost of advertising is expensed as incurred. The Company incurred $3,637,000, $4,214,000 and $4,428,000 in advertising costs during 1999, 1998 and 1997, respectively.

Cash-Based Employee Benefit Plans. The Company has a 401(k) retirement savings and profit sharing plan under which eligible employees may contribute up to 15% of their wages. The Company matches the employees' contribution up to one-third of the first 6% of wages. In addition, eligible employees receive a Company contribution equal to 3% of wages. Prior to 1999, the Company contributed up to a maximum of $500 per year for the matching portion and made a profit-sharing contribution to the plan annually based on a percentage of the Company's pre-tax profit. Consolidated profit-sharing contributions approximated $730,000, $634,000 and $722,000 for 1999, 1998 and 1997, respectively, and consolidated contributions to the 401(k) plans were approximately $468,000, $469,000 and $486,000 for 1999, 1998 and 1997,
respectively.

Earnings Per Share. Earnings-per-share information is based on the weighted average number of shares outstanding for the year. The effect of the assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options is presented in the following table. This table presents a reconciliation of the denominator used in the calculation of basic net income per share and net income per share assuming dilution:

                                                FOR THE YEAR ENDED
                                   ----------------------------------------
(in thousands)                     December 25,  December 26,  December 27,
                                       1999        1998            1997
                                   ------------  ------------  ------------
Weighted average number of common
   shares outstanding used for
    basic calculation                   5,271        6,474          6,912

Dilutive effect of assumed
    exercise of common stock
    options                                98          104           108
                                        -----        -----          -----
Number of shares outstanding
  assuming dilution                     5,369        6,578          7,020
                                        =====        =====          =====

Reclassifications. Certain amounts as originally reported in the 1998 and 1997 financial statements have been reclassified to conform to their 1999 presentation.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B--ACQUISITION OF CENTRAL MICHIGAN LUMBER

           The Company acquired CML effective June 29, 1998 in a transaction accounted for as a purchase. CML had eight locations throughout mid-Michigan and operated as a wholly owned subsidiary of WLC until November 1999 when it became a division of WLC. The purchase price of $17,933,000 was paid in cash and allocated to the assets acquired and liabilities assumed based on their fair values (see table at right).

(in thousands)

Total assets                  $ 21,469
Total liabilities               (7,631)
Intangible assets                4,095
                              --------
Total purchase price            17,933
Less cash received                 (21)
                              --------
Net cash paid                 $ 17,912
                              ========

           The intangible assets which consist of goodwill, customer lists and the trained employee work force are being amortized on a straight-line basis over their expected lives, which is 5 to 15 years. Results of operations are included in the consolidated financial statements since the date of acquisition.


NOTE C--VALUATION ACCOUNTS

           The following table presents a summary of the changes in the allowances for doubtful receivables for each of the years in the three-year period ended December 25, 1999:

(in thousands)                         1999       1998       1997
                                       ----       ----       ----
Balance at beginning of year         $ 2,197    $ 1,933    $ 1,250

Provisions for doubtful accounts       1,438        996      1,502

Amounts charged off                   (1,069)      (732)      (819)
                                     -------    -------    -------
Balance at end of year               $ 2,566    $ 2,197    $ 1,933
                                     =======    =======    =======

           During 1998, the Company recorded a valuation allowance for obsolete inventory in the amount of approximately $1,900,000. No significant changes were made to this allowance during 1999.

NOTE D-- SHAREOWNERS' EQUITY AND RELATED MATTERS

           The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after date of award. During 1999, 17,000 performance shares (19,500 shares in 1998 and 18,500 in 1997) were awarded at average weighted fair values of $13.00 per share for 1999 and 1998 and $13.13 per share for 1997. At December 25, 1999, there were 100,200 performance shares awarded but unissued.

           The Company also has a stock option plan for non-employee directors in addition to the Long-Term Incentive Plan for key employees. The following table summarizes information about stock-option transactions:


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE D-- SHAREOWNERS' EQUITY AND RELATED MATTERS (continued)

                                                             WEIGHTED AVERAGE
                                    NUMBER    EXERCISE PRICE  EXERCISE PRICE
                                   OF SHARES     PER SHARE       PER SHARE
                                   ---------  --------------  --------------
Outstanding at December 28, 1996    122,600    $9.25 - 14.50      $12.28
                                    -------    -------------      ------
Granted                              16,800    12.00 - 13.38       12.52
Exercised                              (200)            9.25        9.25
Forfeited                           (21,700)    9.25 - 14.50       12.73
                                    -------    -------------      ------
Outstanding at December 27, 1997    117,500     9.25 - 14.50       12.24
                                    -------    -------------      ------
Granted                             196,400    11.13 - 13.25       13.09
Exercised                            (1,000)            9.31        9.31
Forfeited                           (18,800)    9.25 - 14.50       12.80
                                    -------    -------------      ------
Outstanding at December 26, 1998    294,100     9.25 - 14.50       12.78
                                    -------    -------------      ------
Granted                              36,300    11.88 - 12.25       12.11
Exercised                            (1,000)            9.31        9.31
Forfeited                           (17,300)    9.25 - 14.50       12.26
                                    -------    -------------      ------
Outstanding at December 25, 1999    312,100     9.25 - 14.50       12.75
                                    =======    =============      ======

           The number of shares exercisable were 282,100, 134,100, and 117,500 as of the year-ends 1999, 1998 and 1997, respectively. The fair value of options granted was $4.20 and $4.68 per share in 1999 and 1998, respectively. Options outstanding at December 25, 1999 are composed of the following:

                               OUTSTANDING                   EXERCISABLE
                 ------------------------------------   ----------------------
                                WEIGHTED
                  NUMBER OF      AVERAGE     WEIGHTED    NUMBER OF    WEIGHTED
                  SHARES AT     REMAINING    AVERAGE     SHARES AT    AVERAGE
    RANGE OF     DECEMBER 25,  CONTRACTUAL   EXERCISE   DECEMBER 25,  EXERCISE
EXERCISE PRICES      1999         LIFE        PRICE        1999        PRICE
---------------  -----------   -----------   --------   -----------   --------
 $ 9.25 - 11.13     33,100        5.95       $ 9.31        33,100      $ 9.31
  12.00 - 13.06     63,800        9.00        12.34        33,800       12.34
  13.13 - 14.00    170,200        8.30        13.13       170,200       13.13
  14.38 - 15.50     45,000        4.35        14.38        45,000       14.38
 --------------    -------        ----       ------       -------      ------
 $ 9.25 - 14.50    312,100        7.62       $12.74       282,100      $12.74
 ==============    =======        ====       ======       =======      ======

           All options expire 10 years after the date of grant. There are 120,000 shares reserved for future issuance under the Long-Term Incentive Plan and 32,000 shares reserved for future issuance under the stock option plan for non-employee directors.

           Holders of common shares received a distribution of one right for each common share held on February 15, 1990. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 25% of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 10% of the Company's common shares or more by a person or group deemed by the Board of Directors to have interests adverse to those of the


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE D-- SHAREOWNERS' EQUITY AND RELATED MATTERS (continued)


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

           The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, stock options do not constitute compensation expense in the determination of net income. Had stock option compensation expense been determined pursuant to the methodology provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the pro forma effect on results of operations would have been a decrease in net income of $91,000, or 2 cents per common share in 1999, a reduction of 2 cents per share in 1998 and a reduction of less than 1 cent per share in 1997.

NOTE E DEBT-- AND LEASE TRANSACTIONS

           The Company has available, under lines of credit arrangements with several banks, $50 million in unsecured short-term borrowings. The interest rate applicable when using these lines is dependent upon a variety of formulae which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate and there are no commitment fees. The terms of these credit arrangements are reviewed annually.

           There were no borrowings outstanding under these arrangements at year-end 1999 ($2 million was outstanding at year-end 1998). The Company also has unused letters of credit in the amount of $5.3 million related to liability coverage and bonds payable.

Long-term debt consisted of the following obligations

(in thousands)                                      DECEMBER 25,  DECEMBER 26,
                                                        1999          1998
                                                    ------------  ------------
Unsecured notes to insurance company, due in
   annual installments ranging from $2,050 to
   $4,060 with the final payment in 2002.
   Interest is payable quarterly at 8.65%             $ 8,570      $10,000

Unsecured notes to insurance company, due in
   annual installments of $2,000 in 2001 and 2002
   Interest is payable semi-annually at 8.99%           4,000        6,000

Michigan Strategic Fund limited obligation revenue
   bonds, payable in 2001. Interest varies weekly
   at prevailing market rates for similar tax
   exempt securities (average of 3.50% for 1999)
   and is paid quarterly                                3,300        3,300

Other                                                     912        1,550
                                                      -------      -------
Total long-term debt                                   16,782       20,850
Less amount due in one year                             4,189        3,759
                                                      -------      -------
Total long-term debt net of current maturities        $12,593      $17,091
                                                      =======      =======

           Properties at December 25, 1999 with a net carrying value of approximately $3,525,000 are pledged as collateral for the revenue bonds.

           Maturities of long-term debt for each of the four years following 2000 approximate: $7,482,000 in 2001; $4,595,000 in 2002; $139,000 in 2003
and $143,000 in 2004.

           The Company leases certain facilities under


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE E DEBT-- AND LEASE TRANSACTIONS (continued)

various operating leases. Lease expense for such facilities totaled approximately $362,000 in 1999, $373,000 in 1998 and $522,000 in 1997. Future
minimum lease payments for each of the next five years approximate $304,000 and aggregate $1,987,000 thereafter.

NOTE F--INCOME TAXES

           Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are: basis differences in properties, compensation and employee benefits, allowances for doubtful receivables, basis differences in inventories and store closing costs.

The provision for income taxes consist of:

                                                   FOR THE YEAR ENDED
                                      ----------------------------------------
(in thousands)                        December 25,  December 26,  December 27,
                                          1999        1998            1997
                                      ------------  ------------  ------------
Current
   Federal                                $ 3,517      $3,273     $ 2,364
   State                                      879       1,064       1,184
Deferred Federal and State (credit)          (295)         70        (633)
                                          -------      ------     -------
Total provision for income taxes          $ 4,101      $4,407     $ 2,915
                                          =======      ======     =======

           A reconciliation of the income tax provisions and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes, is as follows:

                                                   FOR THE YEAR ENDED
                                      ----------------------------------------
(in thousands)                        December 25,  December 26,  December 27,
                                          1999        1998            1997
                                      ------------  ------------  ------------

Computed amount                           $3,528     $ 3,803      $ 2,464
State income taxes, net of federal
   income tax benefit                        556         708          725
Tax exempt investment income                --          (116)        (111)
Other                                         17          12         (163)
                                          ------     -------      -------
Total provision for income taxes          $4,101     $ 4,407      $ 2,915
                                          ======     =======      =======

NOTE G -- CLOSINGS AND SALES OF STORES

           On February 1, 1999 the Company sold inventory, trade receivables and equipment related to six of its stores to Stock Lumber Co. The selling price, which approximated net book value was approximately $10 million.

           Also during 1999, the Company closed one store which did not meet the Company's strategic and financial expectations. Costs from store closings approximated $1.5 million including $200,000 recorded as a charge to cost of sales. The closing costs were primarily related to liquidating inventory and absorbing certain other ongoing fixed costs.

           Seven stores were closed in 1998 and six stores were closed in 1997. Closing costs totaled $3.5 million in 1998 including $1.5 million recorded as a charge to cost of sales, and $3.8 million in 1997. Real estate owned related to closed stores is held for sale and included with other assets on the accompanying consolidated balance sheets.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE H--FAIR VALUE OF FINANCIAL INSTRUMENTS

           The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair values.

Accounts Receivable and Accounts Payable. The carrying amounts reported in the consolidated balance sheets for accounts receivable and accounts payable approximate their fair values.

Long-Term Debt. The fair value of the Company's long-term debt is estimated using discounted cash-flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements. The carrying amounts and fair values of the Company's financial instruments are as follows:

                                         DECEMBER 25,         DECEMBER 26,
(in thousands)                              1999                 1998
                                      ----------------     ----------------
                                      CARRYING   FAIR      CARRYING   FAIR
                                       AMOUNT    VALUE      AMOUNT    VALUE
                                      --------   -----     --------   -----
Cash and cash equivalents             $ 2,934   $ 2,934    $ 3,166   $ 3,166

Trade receivables                      33,491    33,491     41,687    41,687

Builder Finance Program receivables     5,470     5,470      3,296     3,296

Accounts payable                       12,184    12,184     20,123    20,123

Short-term debt                          --        --        2,000     2,000

Long-term debt including current
  portion                              16,782    18,246     20,850    21,684
                                      =======   =======    =======   =======


NOTE I--CONTINGENCIES

           Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management based upon discussion with legal counsel the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's consolidated results of operations, liquidity or financial position.


Corporate Information

Annual Meeting

     The Annual Meeting of shareowners of Wolohan Lumber Co. will be held May 4, 2000, 2 p.m. at the Citizens Bank Building, 101 N. Washington Avenue, Saginaw, Mich. You are cordially invited.


Form 10-K

     Shareowners may obtain a copy of the Form 10-K annual report filed with the Securities and Exchange Commission (SEC) free of charge by writing to the Company's Investor Relations Dept., Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI 48605.


Headquarters

Wolohan Lumber Co. Administrative Offices
1740 Midland Road
P.O. Box 3235
Saginaw, MI 48605
(517) 793-4532


Common Stock

Wolohan's common stock trades on The Nasdaq Stock Market(tm) under the symbol WLHN.


Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 378-5948


General Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226


Independent Auditors

Rehmann Robson, P.C.
5800 Gratiot
Saginaw, MI 48603


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

John A. Sieggreen
Executive Vice President and
Chief Operating Officer;
Director since 1999


Committees

Management Review Committee

Lee A. Shobe, Chairman
Hugo E. Braun, Jr.
Leo B. Corwin
Charles R. Weeks

Compensation Committee

Charles R. Weeks, Chairman
Hugo E. Braun, Jr.

Audit Committee

Hugo E. Braun, Jr., Chairman
Leo B. Corwin
Lee A. Shobe
Charles R. Weeks


Officers

James L. Wolohan
Chairman of the Board, President and Chief Executive Officer

John A. Sieggreen
Executive Vice President and Chief Executive Officer

David G. Honaman
Senior Vice President-Secretary, Chief Financial Officer and President of the Wolohan Division

Daniel P. Rogers
Senior Vice President-General Merchandise Manager and
President of the CML Division

Curtis J. LeMaster
Senior Vice President-Chief Information Officer

Edward J. Dean
Corporate Controller

James R. Krapohl
Treasurer and
Assistant Secretary





[ LOGO ]

Wolohan Lumber Co. - 1740 Midland Road - P.O. Box 3235 -
          Saginaw, MI 48605 - (517) 793-4532
             Web Address: www.wolohan.com